Exhibit 99.2

AGREEMENT AND PLAN OF MERGER

among:

MER TELEMANAGEMENT SOLUTIONS LTD.,
an Israeli limited company;

NEW SL ACQUISITION CORP.,
a Delaware corporation; and

SHARPLINK, INC.,
a Minnesota corporation

Dated as of April 15, 2021

Page

1		DESCRIPTION OF THE TRANSACTION	2

	1.1	Structure of the Merger	2
	1.2	Effects of the Merger	2
	1.3	Closing; Effective Time	2
	1.4	Certificate of Incorporation and Bylaws; Articles of Association; Directors and Officers	2
	1.5	Conversion of Company Securities.	3
	1.6	MTS Closing Schedule.	6
	1.7	Closing of the Company’s Transfer Books	7
	1.8	Surrender of Certificates; Exchange of Securities.	7
	1.9	Appraisal Rights	9
	1.10	Further Action	10
	1.11	Tax Consequences.	10

2		REPRESENTATIONS AND WARRANTIES OF THE COMPANY	10

	2.1	Due Organization; Subsidiaries; Directors and Officers; Key Employees; Organizational Documents.	10
	2.2	Authority; Binding Nature of Agreement	11
	2.3	Non-Contravention; Consents	11
	2.4	Capitalization.	12
	2.5	Financial Statements.	13
	2.6	Absence of Changes	14
	2.7	Absence of Undisclosed Liabilities	14
	2.8	Title to Assets	14
	2.9	Real Property; Leasehold	15
	2.10	Intellectual Property.	15
	2.11	Data Protection.	17
	2.12	Information Technology	17
	2.13	Agreements, Contracts and Commitments.	18
	2.14	Compliance; Permits.	19
	2.15	Tax Matters	21
	2.16	Employee and Labor Matters; Benefit Plans.	24
	2.17	Environmental Matters	27
	2.18	Insurance	27
	2.19	Legal Proceedings; Orders.	27
	2.20	Inapplicability of Anti-takeover Statutes	28
	2.21	No Financial Advisors	28
	2.22	Transactions with Affiliates.	28
	2.23	Anti-Bribery	28
	2.24	Control Stake	29
	2.25	Trade and Sanctions Compliance.	29
	2.26	Closing Financing	29
	2.27	Disclaimer of Other Representations or Warranties	29

(continued)

3		REPRESENTATIONS AND WARRANTIES OF MTS AND MERGER SUB	29

	3.1	Subsidiaries; Due Organization; Organizational Documents.	29
	3.2	Authority; Binding Nature of Agreement	30
	3.3	Vote Required	30
	3.4	Non-Contravention; Consents	31
	3.5	Capitalization.	31
	3.6	SEC Filings; Financial Statements.	33
	3.7	Absence of Changes	35
	3.8	Absence of Undisclosed Liabilities	35
	3.9	Title to Assets	35
	3.10	Real Property; Leasehold	35
	3.11	Intellectual Property.	35
	3.12	Material Contracts	37
	3.13	Compliance; Permits.	39
	3.14	Legal Proceedings; Orders.	40
	3.15	Tax Matters	40
	3.16	Employee and Labor Matters; Benefit Plans	43
	3.17	Environmental Matters	47
	3.18	Transactions with Affiliates	47
	3.19	Insurance	48
	3.20	No Financial Advisors	48
	3.21	Anti-Bribery	48
	3.22	Valid Issuance	48
	3.23	Opinion of Financial Advisor	48
	3.24	Shell Company Status	49
	3.25	Trade and Sanctions Compliance	49
	3.26	Disclaimer of Other Representations or Warranties	49

4		CERTAIN COVENANTS OF THE PARTIES	49

	4.1	Operation of MTS’s Business.	49
	4.2	Operation of the Company’s Business.	52
	4.3	Access and Investigation	54
	4.4	Non-Solicitation.	55
	4.5	Notification of Certain Matters	56

5		ADDITIONAL AGREEMENTS OF THE PARTIES.	56

	5.1	Proxy Statement	56
	5.2	MTS Shareholders’ Meeting; Merger Sub Approval.	57
	5.3	Form F-3 Registration Statement.	58
	5.4	Tax Ruling	59
	5.5	Regulatory Approvals	59
	5.6	MTS Employees and Employee Benefits.	60
	5.7	Indemnification of Officers and Directors.	60

(continued)

	5.8	IIA Undertakings	62
	5.9	Additional Agreements	62
	5.10	Disclosure	62
	5.11	Listing	63
	5.12	Tax Matters	63
	5.13	Legends	64
	5.14	Allocation Certificate	64
	5.15	Company Financial Statements	64
	5.16	Shareholder Litigation	65
	5.17	Validity of Private Placement	65
	5.18	Closing Financing; Articles of Amendment	65
	5.19	Accredited Investor Questionnaires	65
	5.20	Certain Adjustments	65
	5.21	Alpha Waiver	65
	5.22	Equity Incentive Plan	66
	5.23	Shareholder Control Agreement	66

6		CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY	66

	6.1	No Restraints	66
	6.2	Shareholder Approval	66
	6.3	Closing Financing	66
	6.4	Dissenters’ Rights	66
	6.5	Tax Ruling	66
	6.6	Articles of Merger	66
	6.7	No Legal Prohibition	66
	6.8	Market Condition	66
	6.9	Listing	67
	6.10	No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business	67

7		ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF MTS AND MERGER SUB	67

	7.1	Accuracy of Representations	67
	7.2	Performance of Covenants	67
	7.3	Documents	67
	7.4	No Company Material Adverse Effect	68
	7.5	FIRPTA Certificate	68

8		ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY	68

	8.1	Accuracy of Representations	68
	8.2	Performance of Covenants	68
	8.3	Documents	68

(continued)

	8.4	Form 20-F	68
	8.5	Registration Statement	68
	8.6	No MTS Material Adverse Effect	68
	8.7	MTS Lock-Up Agreements	68
	8.8	MTS Cash at Closing	69

9		TERMINATION	69

	9.1	Termination	69
	9.2	Notice of Termination; Effect of Termination	70
	9.3	Expenses; Termination Fees.	71

10		MISCELLANEOUS PROVISIONS	71

	10.1	Non-Survival of Representations and Warranties	71
	10.2	Amendment	72
	10.3	Waiver	72
	10.4	Entire Agreement; Counterparts; Exchanges by Electronic Transmission	72
	10.5	Applicable Law; Jurisdiction	72
	10.6	Attorneys’ Fees	72
	10.7	Assignability	73
	10.8	Notices	73
	10.9	Cooperation	74
	10.10	Severability	74
	10.11	Other Remedies; Specific Performance	74
	10.12	No Third-Party Beneficiaries	74
	10.13	Construction	75

Exhibits:

v

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (together with its exhibits and schedules, this “Agreement”) is made and entered into as of April 15, 2021, by and among Mer Telemanagement Solutions Ltd., an Israeli limited company (“MTS”), New SL Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of MTS (“Merger Sub”), and SharpLink, Inc., a Minnesota corporation (the “Company”). MTS, Merger Sub and the Company may each be referred to herein individually as a “Party” and collectively as the “Parties”. Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A.          MTS and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) in accordance with this Agreement and in accordance with the provisions of the MBCA. Upon consummation of the Merger, Merger Sub will cease to exist and the Company will become a wholly-owned subsidiary of MTS, on the terms and subject to the conditions set forth in this Agreement.

B.          The MTS Board (i) has determined that the Merger is fair to, advisable, and in the best interests of, MTS and the MTS Shareholders, (ii) has deemed advisable and approved this Agreement, the Merger, and other actions contemplated by this Agreement, including the authorization and issuance of ordinary shares of MTS (“MTS Ordinary Shares”), listed and traded on Nasdaq, to the shareholders of the Company pursuant to the terms of this Agreement; and (iii) has determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the shareholders of MTS vote to approve the Merger.

C.          The Board of Directors of Merger Sub has determined that the Merger is fair to, advisable, and in the best interests of, Merger Sub, and has approved this Agreement and other transactions contemplated by this Agreement, and the sole stockholder of the Merger Sub has approved and adopted this Agreement, the Merger and the applicable Contemplated Transactions.

D.          The Company’s Board of Directors (i) has determined that the Merger is fair to, advisable, and in the best interests of, the Company and the Company Shareholders, (ii) has deemed advisable and approved the Agreement and the Contemplated Transactions and the other actions contemplated by this Agreement, and (iii) has determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the Company Shareholders vote to adopt this Agreement and the Contemplated Transactions.

E.          The requisite Company Shareholders have approved the Agreement and the Contemplated Transactions.

F.          Concurrently with the execution and delivery of this Agreement and as a condition and inducement to the Company’s willingness to enter into this Agreement, (a) the representation letter in substantially the form attached hereto as Exhibit B is being executed and delivered to the Company by the MTS shareholder named therein providing, among other things, that such shareholder intends to vote such shareholders’s MTS Share Capital in favor of the Merger and the Contemplated Transactions and that such shareholder has voted against a proposal to replace certain existing members of the MTS Board, and (b) the shareholders of MTS listed in Section A of the MTS Disclosure Schedule (the “MTS Lock-Up Signatories”) (solely in their capacity as shareholders of MTS) are executing lock-up agreements in substantially the form attached hereto as Exhibit C (the “MTS Lock-Up Agreements”).

G.         The Company executed that certain share purchase agreement dated December 23, 2020 (the “Alpha 2020 SPA”) with, and has received the Initial Investment Amount under the Alpha 2020 SPA from, Alpha Capital Anstalt (the “Investor”), and, subject only to the occurrence of the Closing hereunder, immediately prior to the Closing, the Company will, as contemplated by the Alpha 2020 SPA, receive at least the Closing Investment Amount from the Investor (the “Closing Financing”).

AGREEMENT

The Parties, intending to be legally bound, agree as follows:

1.	DESCRIPTION OF THE TRANSACTION

1.1          Structure of the Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the MBCA, at the Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease and the Company will continue its corporate existence under the MBCA as the surviving corporation in the Merger (the “Surviving Corporation”).

1.2          Effects of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the MBCA. As a result of the Merger, the Company will become a wholly-owned subsidiary of MTS.

1.3          Closing; Effective Time. Unless this Agreement is earlier terminated pursuant to the provisions of Section 9.1, and subject to the satisfaction or, to the extent permitted by Law, waiver by such Party entitled to waive such condition, of the conditions set forth in Sections 6, 7 and 8, the closing of the Merger (the “Closing”) shall take place remotely as promptly as practicable (but in no event later than the second Business Day following the satisfaction or waiver by such Party entitled to waive such condition of the last to be satisfied or waived of the conditions set forth in Sections 6, 7 and 8, other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of each of such conditions), or at such other time, date and place as MTS and the Company may mutually agree in writing. The date on which the Closing actually takes place is referred to as the “Closing Date.” Subject to the provisions of this Agreement, at the Closing, the Parties hereto shall cause the Merger to be consummated by filing with the Secretary of State of the State of Minnesota articles of merger (the “Articles of Merger”), in such form as required by, and executed in accordance with, the relevant provisions of the MBCA and shall make all other filings or recordings required under the MBCA (if any). The Merger shall become effective at such time as the Articles of Merger are duly filed with the Secretary of State of the State of Minnesota, or at such later time as MTS and the Company shall agree and specify in the Articles of Merger (the date and time the Merger becomes effective, the “Effective Time”).

1.4          Certificate of Incorporation and Bylaws; Articles of Association; Directors and Officers. At the Effective Time:

(a)          From and after the Effective Time and until further amended in accordance with Law, (i) the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation; provided, however, that, at the Effective Time, the articles of incorporation of the Company shall be amended and restated in its entirety in a form to be agreed upon by MTS and the Company, and (ii) the bylaws of the Company as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation;

(b)          the Articles of Association of MTS shall be the Articles of Association of MTS immediately prior to the Effective Time, until thereafter amended as provided by the Companies Law and such Articles of Association; provided, however, that immediately prior to the Effective Time, MTS shall effect one or more amendments to its Articles of Association in effect on the date hereof (“MTS Articles”), to the extent approved by the MTS Shareholders as contemplated by Section 5.2, to (i) change the name of MTS to “Sharplink Ltd.” or such other name to be approved by the Parties and the Israeli Registrar of Companies (ii) effect the Reverse Split, and (iii) increase the number of authorized MTS Ordinary Shares and create two new classes of preferred shares of MTS (“MTS New Preferred A-1 Shares” and “MTS New Preferred B Shares,” respectively), in each case as reflected in the form of amended and restated articles of association attached hereto as Exhibit D (the “Restated MTS Articles”); and

(c)          Immediately following the Closing, the board of directors of MTS shall, subject to compliance with applicable Law, appoint as the officers of MTS those persons designated by the Company. Except for those persons designated by the Company prior to the Effective Time, MTS shall cause the persons serving as directors and/or officers of MTS immediately prior to the Effective Time to resign at the Closing from all of their current director and officer positions with MTS not designated by the Company, all subject to compliance with applicable Law.  The newly-appointed directors and officers of MTS shall hold office for the term specified in, and subject to the provisions contained in, the Restated MTS Articles and applicable Law. The Parties shall take all necessary action so that immediately after the Effective Time, (a) the MTS Board will consist of the number of members designated by the Company and the specific individuals to serve as such members as designated by the Company, who shall qualify with the applicable Companies Law, Nasdaq and SEC requirements for directors and their qualification to serve on the existing committees of the MTS Board (the “Company’s Board Nominees”), which will be included in the Proxy Statement as director nominees, and which will include two nominees for outside directors as required under the Companies Law, (b) the Persons designated by the Company as officers are elected or appointed, as applicable, to the positions of officers of MTS, as designated by the Company, to serve in such positions effective as of the Effective Time until successors are duly appointed and qualified in accordance with applicable Law.

(d)          From and after the Effective Time, the directors and officers of the Surviving Corporation shall be the persons designated by the Company prior to the Effective Time. These directors and officers of the Surviving Corporation shall hold office for the term specified in, and subject to the provisions contained in, the articles of incorporation and bylaws of the Surviving Corporation and applicable Law. If, at or after the Effective Time, a vacancy shall exist on the board of directors or in any of the offices of the Surviving Corporation, such vacancy shall be filled in the manner provided in the articles of incorporation and bylaws of the Surviving Corporation.

1.5          Conversion of Company Securities.

(a)          At the Effective Time, by virtue of the Merger and without any further action on the part of MTS, Merger Sub, the Company or any shareholder of the Company or shareholder of MTS, the following shall occur:

(i)          subject to Section 1.5(e), each share of Company Common Stock outstanding immediately prior to the Effective Time (excluding Dissenting Shares) shall be automatically converted solely into the right to receive a number of MTS Ordinary Shares calculated in accordance with the Exchange Ratio;

(ii)         subject to Section 1.5(e), each share of Company Preferred A Stock (if any) outstanding immediately prior to the Effective Time shall be automatically converted solely into the right to receive a number of MTS New Preferred A-1 Shares calculated in accordance with the Preferred A Exchange Ratio;

(iii)         subject to Section 1.5(e), each share of Company Preferred A-1 Stock outstanding immediately prior to the Effective Time shall be automatically converted solely into the right to receive a number of MTS New Preferred A-1 Shares calculated in accordance with the Exchange Ratio;

(iv)          subject to Section 1.5(e), each share of Company Preferred B Stock outstanding immediately prior to the Effective Time shall be automatically converted solely into the right to receive a number of MTS New Preferred B Shares calculated in accordance with the Exchange Ratio (the MTS Ordinary Shares, MTS New Preferred A-1 Shares and MTS New Preferred B Shares to be issued in connection with the Merger shall hereinafter be referred to, together, as the “Merger Consideration”).

(b)          At the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time under the Company Plan, whether or not vested, shall be converted into and become an option to purchase MTS Ordinary Shares, and MTS shall assume the Company Plan and each such Company Option in accordance with the terms (as in effect as of the date of this Agreement) of the Company Plan and the terms of the stock option agreement by which such Company Option is evidenced (but with changes to such documents as MTS in good faith determines are appropriate to reflect the substitution of the Company Options by options to purchase MTS Ordinary Shares). All rights with respect to Company Common Stock under Company Options assumed by MTS shall thereupon be converted into rights with respect to MTS Ordinary Shares. Accordingly, from and after the Effective Time: (i) each Company Option assumed by MTS may be exercised solely for MTS Ordinary Shares; (ii) the number of MTS Ordinary Shares subject to each Company Option assumed by MTS shall be determined by multiplying (A) the number of Company Common Stock that were subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number to the nearest whole number of MTS Ordinary Shares; (iii) the per share exercise price for the MTS Ordinary Shares issuable upon exercise of each Company Option assumed by MTS shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Option, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Options assumed by MTS shall continue in full force and effect and the term, exercisability and other provisions of such Company Options shall otherwise remain unchanged; provided, however, that: (A) MTS may amend the terms of the Company Options to reflect MTS’s substitution of the Company Options with options to purchase MTS Ordinary Shares (such as by making any change in control or similar definition relate to MTS and having any provision that provides for the adjustment of Company Options upon the occurrence of certain corporate events that relate to MTS and/or MTS Ordinary Shares); and (B) the MTS Board or a committee thereof shall succeed to the authority and responsibility of the Company Board of any committee thereof with respect to each Company Option assumed by MTS. Notwithstanding anything to the contrary in this Section 1.5(b), the conversion of each Company Option (regardless of whether such option qualifies as an “incentive stock option” within the meaning of Section 422 of the Code) into an option to purchase MTS Ordinary Shares shall be made in a manner consistent with Treasury Regulation Sections 1.424-1 and 1.409A-1(b)(5), such that the conversion of a Company Option shall not constitute a “modification” of such Company Option for purposes of Section 409A or Section 424 of the Code.  Prior to the Effective Time, the Company shall take all actions that may be necessary (under the Company Plan and otherwise) to effectuate the provisions of this Section 1.5(b) and to ensure that, from and after the Effective Time, holders of Company Options have no rights with respect thereto other than those specifically provided in this Section 1.5(b).  MTS agrees to use its best efforts to take such actions as are necessary to ensure that all Company Options which are deemed “incentive stock options” under Section 422 of the Code remain “incentive stock options.”

(c)          At the Effective Time, each Company Warrant that is outstanding and unexercised immediately prior to the Effective Time, whether or not exercisable, shall be converted into and become a warrant to purchase MTS Ordinary Shares, and MTS shall assume each such Company Warrant in accordance with its terms (as in effect as of the date of this Agreement) (but with changes to such documents as MTS in good faith determines are appropriate to reflect the substitution of the Company Warrants by warrants to purchase MTS Ordinary Shares). All rights with respect to Company Common Stock under Company Warrants assumed by MTS shall thereupon be converted into rights with respect to MTS Ordinary Shares. Accordingly, from and after the Effective Time: (i) each Company Warrant assumed by MTS may be exercised solely for MTS Ordinary Shares; (ii) the number of MTS Ordinary Shares subject to each Company Warrant assumed by MTS shall be determined by multiplying (A) the number of Company Common Stock that were subject to such Company Warrant, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting number to the nearest whole number of MTS Ordinary Shares; (iii) the per share exercise price for the MTS Ordinary Shares issuable upon exercise of each Company Warrant assumed by MTS shall be determined by dividing (A) the per share exercise price of Company Common Stock subject to such Company Warrant, as in effect immediately prior to the Effective Time, by (B) the Exchange Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) any restriction on the exercise of any Company Warrant assumed by MTS shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Company Warrant shall otherwise remain unchanged; provided, however, that MTS may amend the terms of the Company Warrants to reflect MTS’s substitution of the Company Warrants with warrants to purchase MTS Ordinary Shares (such as by having any provision that provides for the adjustment of Company Warrants upon the occurrence of certain corporate events that relate to MTS and/or MTS Ordinary Shares).  Prior to the Effective Time, the Company shall take all actions that may be necessary to effectuate the provisions of this Section 1.5(c) and to ensure that, from and after the Effective Time, holders of Company Warrants have no rights with respect thereto other than those specifically provided in this Section 1.5(c).

(d)          If any shares of Company Capital Stock outstanding immediately prior to the Effective Time are unvested or are subject to a repurchase option or a risk of forfeiture under any applicable restricted share purchase agreement or other similar agreement with the Company, then the MTS Ordinary Shares issued in exchange for such shares of Company Capital Stock will to the same extent be unvested and subject to the same repurchase option or risk of forfeiture, and the book-entry MTS Ordinary Shares shall accordingly be marked with appropriate legends. The Company shall take all actions that may be necessary to ensure that, from and after the Effective Time, MTS is entitled to exercise any such repurchase option or other right set forth in any such restricted share purchase agreement or other agreement in accordance with its terms.

(a)          No fractional MTS Ordinary Shares, MTS New Preferred A-1 Shares or MTS New Preferred B Shares shall be issued in connection with the Merger, and no certificates or scrip for any such fractional shares shall be issued. Any holder of Company Capital Stock who would otherwise be entitled to receive a fraction of an MTS Ordinary Share, MTS New Preferred A-1 Shares or MTS New Preferred B Shares (after separately aggregating all fractional MTS Ordinary Shares, all fractional MTS New Preferred A-1 Shares and all fractional MTS New Preferred B Shares issuable to such holder) shall not receive such fraction, and shall instead receive such amount rounded to the nearest whole number of MTS Ordinary Shares, MTS New Preferred A-1 Shares and MTS New Preferred B Shares, as the case may be.

(f)          Each share of common stock, $0.001 par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall automatically and without further action be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 per share, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall, as of the Effective Time, evidence ownership of such shares of common stock of the Surviving Corporation.

(g)          If, between the time of calculating the Exchange Ratio and the Effective Time, the outstanding shares of Company Capital Stock or the MTS Share Capital shall have been changed into, or exchanged for, a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares or other like change (including the Reverse Split to the extent such split has not been previously taken into account in calculating the Exchange Ratio), the Exchange Ratio shall be equitably adjusted to reflect such change to the extent necessary to provide the holders of Company Capital Stock, Company Options and Company Warrants with the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing herein will be construed to permit the Company or MTS to take any action with respect to Company Capital Stock or MTS Share Capital, respectively, that is prohibited or not expressly permitted by the terms of this Agreement.

(h)          A capitalization table reflecting the current capitalization of the Company, the current capitalization of MTS and the pro forma capitalization of MTS immediately post-Closing, assuming no additional securities or rights to receive securities exist, is attached hereto as Schedule 1.5(h).

1.6          MTS Closing Schedule.

(a)          For the purposes of this Agreement, (i) the “Anticipated Closing Date” shall be the date, as agreed upon by MTS and the Company, to be the anticipated date for Closing. At least fifteen (15) calendar days prior to the MTS Shareholders’ Meeting, MTS shall provide the Company with a schedule prepared and certified by such MTS’s Chief Financial Officer (the “MTS Closing Schedule”) setting forth, in reasonable detail, MTS’s good faith estimates of the: (i) MTS Cash at Closing as of the Anticipated Closing Date and (ii) Transaction Expenses that will not have been paid by MTS as of the Anticipated Closing Date (each of the foregoing a “Closing Estimate,” and collectively, the “Closing Estimates”).  MTS shall make available the work papers and back-up materials used in preparing its MTS Closing Schedule and each of the Closing Estimates, as reasonably requested by the Company.

(b)          Within five (5) calendar days after delivery of the MTS Closing Schedule (the “Response Date”), the Company will have the right to dispute any part of the Closing Estimates provided to it by delivering a written notice to that effect to MTS (a “Dispute Notice”). Any Dispute Notice shall identify in reasonable detail the nature of the proposed revisions to the Closing Estimates and any information available and known to the Company at such time related to the nature of any proposed revisions to the Closing Estimates.

(c)          If on or prior to the Response Date, the Company: (i) notifies MTS in writing that it has no objections to the Closing Estimates or (ii) fails to deliver a Dispute Notice as provided in Section 1.6(b), then the Closing Estimates as set forth in the MTS Closing Schedule shall be deemed to have been finally determined for purposes of this Agreement.

(d)          If the Company delivers a Dispute Notice on or prior to the Response Date, then Representatives of the Company and MTS shall promptly meet and attempt in good faith to resolve the disputed item(s) and negotiate an agreed-upon determination of Closing Estimates, which agreed-upon Closing Estimates shall be deemed to have been finally determined for purposes of this Agreement, subject to Section 1.6(f).

(e)          If Representatives of MTS and the Company are unable to negotiate an agreed-upon determination of Closing Estimates as of the Anticipated Closing Date pursuant to Section 1.6(d) within three (3) calendar days after delivery of the Dispute Notice (or such other period as MTS and the Company may mutually agree upon), then the Chief Executive Officer of MTS and the Chief Executive Officer of the Company shall promptly meet and agree on such items. If the Chief Executive Officer of MTS and the Chief Executive Officer of the Company are unable to negotiate an agreed-upon determination of Closing Estimates within three (3) calendar days thereafter (or such other period as MTS and the Company may mutually agree upon), then MTS and the Company shall engage KPMG (the “Accounting Firm”) to finally determine the Closing Estimates as soon as reasonably practicable; provided that if the Accounting Firm has provided any other services to either Party or their respective Affiliates within the three-year period preceding such date of engagement, MTS and the Company shall mutually agree upon an alternative internationally recognized independent public accounting firm to serve as the Accounting Firm. MTS shall promptly deliver to the Accounting Firm the work papers and back-up materials used in preparing the Closing Estimates set forth in the MTS Closing Schedule, and MTS and the Company shall use commercially reasonable efforts to cause the Accounting Firm to make its determination within seven (7) calendar days of engaging the Accounting Firm. The Company and MTS shall be afforded the opportunity to present to the Accounting Firm any material related to the unresolved disputes and to discuss the issues with the Accounting Firm; provided, however, that no such presentation or discussion shall occur without the presence of a Representative of each of the Company and MTS. The determination of the Accounting Firm shall be limited to the disagreements submitted to the Accounting Firm. The determination of the amount of the Closing Estimates made by the Accounting Firm shall be deemed to have been determined for purposes of this Agreement and, subject to Section 1.6(f), to represent the Closing Estimates at the Anticipated Closing Date for purposes of this Agreement, and the Parties shall delay the Closing until the resolution of the matters described in this Section 1.6(e). The fees and expenses of the Accounting Firm shall be allocated between MTS and Company in the same proportion that the disputed amount of the Closing Estimates that were unsuccessfully disputed by such Party (as finally determined by the Accounting Firm) bears to the total disputed Closing Estimates.

(f)          Notwithstanding anything the contrary in this Section 1.6, (i) MTS shall promptly notify the Company if MTS expects any change of $50,000 or more, individually or in the aggregate, to the estimated MTS Cash at Closing and/or MTS Transaction Expenses set forth in the MTS Closing Schedule, and (ii) the Company may request an updated MTS Closing Schedule and re-determination of the Closing Estimates upon receipt of such notification and/or if the Closing Date is reasonably expected to be occur later than five (5) Business Days after the Anticipated Closing Date.

1.7          Closing of the Company’s Transfer Books. At the Effective Time: (a) all shares of Company Capital Stock outstanding immediately prior to the Effective Time shall be treated in accordance with Section 1.5(a), and all holders of certificates representing shares of Company Capital Stock that were outstanding immediately prior to the Effective Time shall cease to have any rights as shareholders of the Company; and (b) the stock transfer books of the Company shall be closed with respect to all shares of Company Capital Stock outstanding immediately prior to the Effective Time. No further transfer of any such shares of Company Capital Stock shall be made on such share transfer books after the Effective Time. If, after the Effective Time, a valid certificate previously representing any shares of Company Capital Stock outstanding immediately prior to the Effective Time (a “Company Stock Certificate”) is presented to MTS or its designated exchange agent, such Company Stock Certificate shall be canceled and shall be exchanged as provided in Sections 1.5 and 1.8.

1.8          Surrender of Certificates; Exchange of Securities.

(a)          On and after the Effective Time and until surrendered for exchange, each outstanding Company Stock Certificate that immediately prior to the Effective Time represented shares of Company Capital Stock (except dissenting shares) shall be deemed for all purposes, to evidence ownership of and to represent the number of whole shares of MTS Ordinary Shares, MTS New Preferred A-1 Shares or MTS New Preferred B Shares, as the case may be, into which such shares of Company Capital Stock shall have been exchanged pursuant to Section 1.5 above. The record holder of each outstanding share of Company Capital Stock shall, after the Effective Time, be entitled to vote the shares of MTS Ordinary Shares, MTS New Preferred A-1 Shares or MTS New Preferred B Shares, as the case may be, into which such shares of Company Capital Stock shall have been exchanged on any matters on which the holders of record of MTS Ordinary Shares, MTS New Preferred A-1 Shares and/or MTS New Preferred B Shares, as of any date subsequent to the Effective Time, shall be entitled to vote. MTS may rely conclusively upon the record of shareholders maintained by the Company containing the names and addresses of the holders of record of Company Capital Stock as of the Effective Time.

(b)          Promptly after the Effective Time, MTS or its exchange agent shall mail to the Persons who were record holders of Company Common Stock immediately prior to the Effective Time, as set forth on the Allocation Certificate: (i) a letter of transmittal in customary form; and (ii) instructions for effecting the surrender of Company Stock Certificates representing such holder’s Company Common Stock in exchange for restricted book-entry MTS Ordinary Shares. Upon surrender of the Company Stock Certificate(s) representing Company Common Stock to MTS or its exchange agent for exchange, together with a duly executed letter of transmittal and such other documents as may be reasonably required by MTS or its exchange agent: (A) the holder of such Company Common Stock shall be entitled to receive in exchange therefor one or more restricted book-entry shares representing the portion of the Merger Consideration (in MTS Ordinary Shares) that such holder has the right to receive pursuant to the provisions of Section 1.5; and (B) if applicable, upon delivery of such consideration to the applicable holder in accordance with Section 1.5, the Company Stock Certificate so surrendered shall be canceled. In addition, promptly after the Effective Time, the Investor will execute a letter of transmittal in connection with its Company Preferred A Stock, Company Preferred A-1 Stock and Company Preferred B Stock and will surrender its Company Stock Certificates, if any were issued, representing such Company Capital Stock to MTS or its exchange agent, and upon delivery of such letter of transmittal and surrender to MTS, the Investor shall be entitled to receive in exchange therefor the applicable MTS New Preferred A-1 Shares and MTS New Preferred B Shares in accordance with Section 1.5.

(c)          Until surrendered as contemplated by this Section 1.8, each share of Company Capital Stock shall be deemed, from and after the Effective Time, to represent only the right to receive MTS Ordinary Shares, MTS New Preferred A-1 Shares or MTS New Preferred B Shares, as the case may be, representing the Merger Consideration, and the right to vote on MTS shareholder matters as set forth in Section 1.8(a). If any Company Stock Certificate has been lost, stolen or destroyed, MTS may, in its discretion and as a condition precedent to the delivery of any restricted MTS Ordinary Shares, require the owner of such lost, stolen or destroyed Company Stock Certificate to provide an applicable affidavit with respect to such Company Stock Certificate and post a bond indemnifying MTS against any claim suffered by MTS related to the lost, stolen or destroyed Company Stock Certificate or any restricted MTS Ordinary Shares issued in exchange therefor as MTS may reasonably request.

(d)          No dividends or other distributions declared or made with respect to MTS Share Capital with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Company Stock Certificate until such holder surrenders such Company Stock Certificate or provides an affidavit of loss or destruction in lieu thereof in accordance with this Section 1.8 (at which time (or, if later, on the applicable payment date) such holder shall be entitled, subject to the effect of applicable abandoned property, escheat or similar Laws, to receive all such dividends and distributions, without interest).

(e)          MTS, its exchange agent (if any), Merger Sub, the Surviving Corporation and their respective agents shall be entitled to deduct and withhold from any consideration deliverable pursuant to this Agreement to any holder of any Company Capital Stock such amounts as are required to be deducted or withheld from such consideration if such withholding is required under any applicable Israeli or U.S. Tax laws. To the extent such amounts are so deducted or withheld, and remitted to the appropriate Tax authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid; notwithstanding the foregoing, MTS, its exchange agent, Merger Sub, the Surviving Corporation and their respective agents shall not withhold any such Tax (or shall withhold at a reduced rate) with respect to any holder of Company Capital Stock, Company Options or Company Warrants if such holder delivers to the MTS, its exchange agent, Merger Sub, the Surviving Corporation or their applicable agents, together with the exchanged Company Stock Certificate, Company Options or Company Warrants, as applicable, a validly executed IRS Form W-9 or appropriate IRS Form W-8, as applicable, including supporting documentation to the extent required, indicating a valid exemption from or qualification for a reduced rate of U.S. Tax withholding, and, with respect to holders of Company Options, a validly executed declaration of non-Israeli residence in the form attached hereto as Exhibit E.

(f)          All MTS Ordinary Shares, MTS New Preferred A-1 Shares and MTS New Preferred B Shares issued pursuant to this Agreement shall bear a legend (and MTS will make a notation on its transfer books to such effect) prominently stamped or printed thereon or the substance of which will otherwise be reflected on the books and records of the transfer agent for MTS Ordinary Shares or in the ledgers of the holders of the MTS New Preferred A-1 Shares and MTS New Preferred B Shares, in each case reading substantially as follows:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, APPLICABLE STATE SECURITIES LAWS OR THE ISRAELI SECURITIES LAW, 5728-1968. THESE SECURITIES HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO RESALE OR DISTRIBUTION THEREOF MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT (1) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND APPLICABLE STATE SECURITIES LAWS, OR AN EXEMPTION FROM REGISTRATION UNDER SUCH ACT, AND (2) IN ACCORDANCE WITH THE ISRAELI SECURITIES LAW, 5728-1968.”

1.9          Appraisal Rights.  Notwithstanding anything in this Agreement to the contrary, shares of Company Capital Stock outstanding immediately prior to the Effective Time and held of record or beneficially by a Person who has not voted in favor of approval and adoption of this Agreement and who is entitled to demand and properly demands appraisal of such Shares (“Dissenting Shares”) pursuant to, and who complies in all respects with, Sections 471 and 473 of the MBCA (the “Appraisal Rights”), shall not be converted into or represent the right to receive the Merger Consideration for such Dissenting Shares but instead shall be entitled to payment of the fair value (including interest determined in accordance with Section 473 of the MBCA) of such Dissenting Shares in accordance with the Appraisal Rights (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights set forth in Section 471 and 473 of the MBCA); provided, however, that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to dissent under the Appraisal Rights or become ineligible for such payment and appraisal, then, as of the later of the Effective Time and the date on which such holder withdraws such demand or otherwise becomes ineligible for such payment and appraisal, the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall cease to be Dissenting Shares and shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, their respective portion of the Merger Consideration, without interest thereon.  The Company shall serve reasonably prompt notice to MTS of any demands received by the Company for Appraisal Rights with respect to any Company Capital Stock, and MTS shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of MTS (which shall not be unreasonably withheld, delayed or conditioned), make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

1.10          Further Action. If, at any time after the Effective Time, any further action is determined by the Surviving Corporation or MTS to be necessary or desirable to carry out the purposes of this Agreement or to vest MTS with full right, title and possession of and to all rights and property of the Company, then the officers and directors of the Surviving Corporation or MTS shall be fully authorized, and shall use their and its commercially reasonable efforts (in the name of MTS, the Company, in the name of Merger Sub, in the name of the Surviving Corporation and otherwise) to take such action.

1.11          Tax Consequences.

(a)          For federal income Tax purposes, the Merger is intended to constitute a reorganization within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder. The Parties hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Section 1.368-2(g). The Parties agree to treat MTS as a United States domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code following the Merger.

(b)          Each Party hereto is relying solely on the advice of its own Tax advisors with respect to the Tax consequences of the Merger.

2.	REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 10.13(h), except as set forth in the disclosure schedule delivered by the Company to MTS (the “Company Disclosure Schedule”), the Company represents and warrants to MTS and Merger Sub (for purposes of Article 2, references to the Company includes its wholly-owned subsidiary, Sports Technologies, LLC, except for the representations and warranties made under Sections 2.2, 2.3, 2.4(a) and 2.4(b) or unless the context dictates otherwise) as follows:

2.1          Due Organization; Subsidiaries; Directors and Officers; Key Employees; Organizational Documents.

(a)          The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation and has all necessary corporate power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own or lease and use its property and assets in the manner in which its property and assets are currently owned or leased and used; and (iii) to perform its obligations under all Contracts by which it is bound.

(b)          The Company is duly licensed and qualified to do business, and is in good standing (to the extent applicable in such jurisdiction), under the Laws of all jurisdictions where the nature of its business requires such licensing or qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have a Company Material Adverse Effect.

(c)          Except as set forth in Section 2.1(d) of the Company Disclosure Schedule, the Company has no Subsidiaries and the Company does not own any capital stock of, or any equity, ownership or profit-sharing interest of any nature in, nor does it control directly or indirectly, any other Entity, nor is it bound by any Contract under which it is or may become obligated to make any future investment in, or capital contribution to, any other Entity. The Company is not and has never been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity. The Company is not and has not, at any time been, a general partner of, or otherwise liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(d)          Each director, officer and developer of the Company as of the date of this Agreement is set forth in Section 2.1(d) of the Company Disclosure Schedule.

(e)          The Company has delivered or made available to MTS accurate and complete copies of the Organizational Documents of the Company in effect as of the date of this Agreement. The Company has not taken any action in material breach or violation of any of the provisions of its Organizational Documents nor is in material breach or violation of any of the provisions of its Organizational Documents.

2.2          Authority; Binding Nature of Agreement.

(a)          The Company has all necessary corporate power and authority to enter into and to perform its obligations under this Agreement. The Company Board (at meetings duly called and held or by written consent) has: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of the Company and its shareholders; (ii) duly authorized and approved by all necessary corporate action, the execution, delivery and performance of this Agreement and the Contemplated Transactions; and (iii) recommended the approval of the this Agreement and the Contemplated Transactions by the Company Shareholders and directed that approval of this Agreement and the Contemplated Transactions be submitted for consideration by Company Shareholders.

(b)          The affirmative vote of the holders of (i) a majority of the shares of the Company Common Stock voting as a single class and (ii) a majority of the shares of the Company Preferred A Stock voting as a single class, in each case, as outstanding on the record date for the meeting of the holders of Company Capital Stock, or written consent in lieu of a meeting pursuant to Section 302A.441 of the MBCA in a form reasonably acceptable to MTS, approving the this Agreement and the Contemplated Transactions (collectively, the “Required Company Shareholder Vote”), are the only votes (including any veto rights provisions granted to any of the Company Shareholders) of the holders of any class or series of Company Capital Stock necessary to approve the this Agreement and the Contemplated Transactions. Prior to the execution of this Agreement, the holders of the Company Capital Stock have approved, in duly convened meetings or by written consent in accordance with the provisions of the Company’s Organizational Documents and the MBCA, this Agreement and the Contemplated Transactions, by the Required Company Shareholder Vote.

(c)          This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by MTS and Merger Sub, constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

2.3          Non-Contravention; Consents.

(a)          The execution and delivery of this Agreement and the Ancillary Documents by the Company does not, and the performance of this Agreement and the Ancillary Documents by the Company will not, (i) conflict with or violate the Organizational Documents of the Company; (ii) subject to compliance with the requirements set forth in Section 2.3(b) below, conflict with, contravene or violate any Law applicable to the Company or by which its properties is bound or affected or give any Governmental Body the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which the Company, or any of the assets owned or used by the Company, is subject, except as would not reasonably be expected to be material to the Company or its business; (iii) contravene, conflict with or result in a violation of any of the terms or requirements of any Governmental Body, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by the Company, except as would not reasonably be expected to be material to the Company or its business; or (iv) except as listed on Section 2.3(a) of the Company Disclosure Schedule, require the Company to make any filing with or give any notice or make any payment to a Person, or obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair the Company’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancelation of, or result in the creation of an Encumbrance on any of the properties or assets of the Company pursuant to, in each case, any Company Material Contract.

(b)          No material Consent, order of, or registration, declaration or filing with, any Governmental Body is required by or with respect to the Company in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions, except for (i) the filing of the Articles of Merger with the Secretary of State of the State of Minnesota pursuant to the MBCA, and (ii) such Consents, orders, registrations, declarations and filings as may be required under applicable federal and state securities laws. No takeover statute or regulation is applicable to this Agreement, the Merger or any of the other Contemplated Transactions.

2.4          Capitalization.

(a)          The authorized Company Capital Stock as of the date of this Agreement consists of: (i) 20,000,000 shares of Company Common Stock, par value $0.01 per share, and (ii) 1,000,000 shares of Preferred Stock, par value $0.01 per share (the “Company Preferred Stock”), of which 9,000 shares are designated as Series A 8% Convertible Preferred Stock (the “Company Preferred A Stock”).  As of the date of this Agreement, 8,051,942 shares of Company Common Stock have been issued and are outstanding, 2,000 shares of Company Preferred A Stock have been issued and are outstanding, and an additional 5,000 shares of Company Preferred A Stock will be required to be issued in connection with the Closing Financing and shares of Company Preferred A Stock will be required to be issued for the Investor Commitment Fee as required pursuant to the Alpha 2020 SPA; provided, however, the foregoing capitalization is subject to change in accordance with the Closing Financing Amendments and/or Articles of Amendment as contemplated in Section 5.18 hereof. The Company is also obligated to issue a warrant to its financial advisor in connection with the Contemplated Transactions as disclosed on Schedule 2.21 of the Company Disclosure Schedule (the “Advisor Warrant”).  The Company does not hold any of its capital stock in its treasury. Section 2.4(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, (i) each record holder of issued and outstanding Company Capital Stock and the number and type of shares of Company Capital Stock held by such holder and (ii) (A) each holder of issued and outstanding Company Warrants, (B) the number and type of shares subject to such Company Warrants, (C) the exercise price of each such Company Warrant, (D) the termination date of each such Company Warrant and (E) any Contract obligating the Company to issue Company Warrants through and until the expected Closing Date, including details concerning such Company Warrants as set forth under subsections (A)-(D).

(b)          All of the outstanding Company Common Stock and Company Preferred A Stock have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth on Section 2.4(b) of the Company Disclosure Schedule, none of the outstanding shares of Company Capital Stock is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right and none of the outstanding Company Capital Stock is subject to any right of first refusal in favor of the Company. Except as contemplated herein, there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any shares of Company Capital Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Capital Stock or other securities. Section 2.4(b) of the Company Disclosure Schedule accurately and completely lists all repurchase rights held by the Company with respect to shares of Company Capital Stock (including shares issued pursuant to the exercise of stock options) and specifies which of those repurchase rights are currently exercisable. Each one (1) share of Company Preferred A Stock is convertible into 460.9782 shares of Company Common Stock.

(c)          Except for the Company’s 2020 Stock Option Plan (the “Company Plan”), the Company does not have any stock option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, the Company has reserved 400,000 shares of Company Common Stock for issuance under the Company Plan.  As of the date of this Agreement, Company Options to purchase 360,000 shares of Company Common Stock have been granted and remain outstanding under the Company Plan and 40,000 shares of Company Common Stock remain available for future issuance of awards pursuant to the Company Plan. Section 2.4(c) of the Company Disclosure Schedule sets forth the following information with respect to each Company Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of Company Common Stock subject to such Company Option at the time of grant; (iii) the number of Company Common Stock subject to such Company Option as of the date of this Agreement; (iv) the exercise price of such Company Option; (v) the date on which such Company Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; and (vii) the date on which such Company Option expires. The Company has made available to MTS an accurate and complete copy of the Company Plan and all stock option agreements evidencing outstanding options granted thereunder. No vesting of Company Options will accelerate in connection with the closing of the Contemplated Transactions.

(d)          Except: (i) for the Company Options set forth in Section 2.4(c) of the Company Disclosure Schedule, (ii) for the Company Warrants and (iii) in connection with the Closing Financing, there is no: (x) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the share capital or other securities of the Company; (y) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares of the share capital or other securities of the Company; or (z) condition or circumstance that may give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares of the share capital or other securities of the Company. There are no outstanding or authorized stock appreciation, phantom stock, profit participation or other similar rights with respect to the Company.

(e)          All outstanding Company Common Stock, Company Preferred Stock, Company Warrants, Company Options and other securities of the Company have been issued and granted in material compliance with: (i) all applicable securities Laws and other applicable Laws, and (ii) all requirements set forth in applicable Contracts.

2.5          Financial Statements.

(a)          Section 2.5(a) of the Company Disclosure Schedule includes true and complete copies of (i) the Company’s audited balance sheets at December 31, 2019 and December 31, 2020 and the Company’s audited statements of operations, cash flows and stockholders’ equity (deficit) for the years ended December 31, 2019 and December 31, 2020 (the “Company Audited Financials”), and (ii) the Company’s unaudited interim balance sheet, together with the unaudited statement of income  of the Company for the period thereafter through February 28, 2021 (the “Company Unaudited Interim Financials”, and, collectively with the Company Audited Financials, the “Company Financials”). The Company Financials were prepared in accordance with the auditing standards of the Public Company Accounting Oversight Board and GAAP, applied on a consistent basis (except as may be indicated in the notes to such financial statements and except that the Company Unaudited Interim Financials may not contain footnotes and are subject to normal and recurring year-end adjustments) throughout the periods indicated and fairly present, in all material aspects, the financial position and operating results of the Company as of the dates and for the periods indicated therein.

(b)          The Company maintains accurate books and records reflecting its assets and liabilities and maintains a system of internal accounting controls designed to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of the financial statements of the Company and to maintain accountability of the Company’s assets; (iii) access to the Company’s assets is permitted only in accordance with management’s general or specific authorization; (iv) the recorded accountability for the Company’s assets is compared with the existing assets at regular intervals and appropriate action is taken with respect to any differences; and (v) accounts, notes and other receivables and inventory are recorded accurately, and proper and adequate procedures are implemented to effect the collection thereof on a current and timely basis. The Company maintains internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

(c)          Since January 1, 2020, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof. Since January 1, 2020, neither the Company nor its independent auditors have identified: (i) any significant deficiency or material weakness in the design or operation of the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company, the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.

2.6          Absence of Changes. Except as set forth on Section 2.6 of the Company Disclosure Schedule, between the date of the Company Unaudited Interim Financials and the date of this Agreement, the Company has conducted its business only in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) Company Material Adverse Effect or (b) action, event or occurrence that would have required the consent of MTS pursuant to Section 4.2(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

2.7          Absence of Undisclosed Liabilities. As of the date hereof, the Company has no liability, indebtedness, obligation or expense of any kind and is not subject to any claim, whether accrued, absolute, contingent, matured or unmatured (whether or not required to be reflected in the financial statements in accordance with GAAP) or any involvement in any special purpose vehicles (each a “Liability”), individually or in the aggregate, except for: (a) Liabilities disclosed, reflected or reserved against in the Company Unaudited Interim Financials; (b) Liabilities that have been incurred by the Company since December 31, 2020 in the Ordinary Course of Business; (c) Liabilities incurred in connection with the Contemplated Transactions; (d) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to the Company; and (e) Liabilities listed in Section 2.7 of the Company Disclosure Schedule.

2.8          Title to Assets. The Company owns, and has good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in its business or operations or purported to be owned by it. All of such assets are owned or, in the case of leased assets, leased by the Company free and clear of any Encumbrances, other than Permitted Encumbrances.

2.9          Real Property; Leasehold. The Company does not own and has never owned any real property. The Company has made available to MTS: (i) an accurate and complete list of all real properties with respect to which the Company directly or indirectly holds a valid leasehold interest as well as any other real estate that is in the possession of or leased by the Company and (ii) copies of all leases under which any such real property is possessed (the “Company Real Estate Leases”), each of which is in full force and effect, with no existing material default thereunder, nor notice from a landlord with regard to any material default by the Company. The Company’s use and operation of each such leased property conforms to all applicable Laws in all material respects, and the Company has exclusive possession of each such leased property and has not granted any occupancy rights to tenants or licensees with respect to such leased property. In addition, each such leased property is free and clear of all Encumbrances other than Permitted Encumbrances.

2.10          Intellectual Property.

(a)          Section 2.10(a) of the Company Disclosure Schedule identifies: (i) the name of the applicant/registrant, (ii) the jurisdiction and date of application/registration, (iii) the application or registration number and (iv) any other co-owners, for each item of material Registered IP owned in whole or in part by the Company. To the Knowledge of the Company, each of the patents and patent applications included in the material Registered IP properly identifies by name each and every inventor of the inventions claimed therein as determined in accordance with the applicable Laws of the United States. As of the date of this Agreement, no interference, opposition, reissue, reexamination, inter partes review, post-grant review or other proceeding of any nature (other than initial examination proceedings) is pending or, to the Knowledge of the Company, threatened in writing, in which the scope, validity, enforceability or ownership of any Registered IP listed on Section 2.10(a) of the Company Disclosure Schedule is being or has been contested or challenged.

(b)          The Company solely owns all right, title and interest in and to all Company IP, free and clear of all Encumbrances other than Permitted Encumbrances. Each Person involved in the creation or development of any Company IP has, to the extent required under applicable Law in order to perfect and document the Company’s sole ownership in such Company IP, signed a valid and enforceable written agreement containing a complete assignment of such Person’s rights in such Company IP to the Company and confidentiality provisions protecting the Company IP. No current or former shareholder, officer, director, employee or contractor of the Company has any claim, right (whether or not currently exercisable), or interest to or in any Company IP. To the Knowledge of the Company, no employee or contractor of the Company is (a) bound by or otherwise subject to any Contract restricting him or her from performing his or her duties for the Company or (b) in breach of any Contract with any current or former employer or other Person concerning Company IP or confidentiality provisions protecting trade secrets and confidential information comprising Company IP. The Company has taken reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all proprietary information that the Company holds, or purports to hold, as a trade secret. The Company has not assigned or otherwise transferred ownership of, or agreed to assign or otherwise transfer ownership of, any Company IP to any other Person, other than non-exclusive licenses granted to third parties in the Ordinary Course of Business. The Company IP constitutes all Intellectual Property Rights necessary for the Company to conduct its business as currently conducted or planned to be conducted. The Company has taken reasonable security measures to protect the secrecy, confidentiality and value of all of the material Company IP.

(c)          No funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution, nor any Governmental Grant, has been used to create Company IP, nor does any such party have any claim of right to, ownership of or other Encumbrance on, any Company IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights to such Company IP or the right to receive royalties for the practice of such Company IP.

(d)          The Company is not bound by, and no Company IP (and to the Knowledge of the Company, no Intellectual Property Right licensed to the Company) are subject to, any Contract containing any covenant or contractual obligation that in any way limits or restricts the ability of the Company to use, exploit, assert or enforce any Company IP or such Intellectual Property Rights anywhere in the world, in each case as would materially limit the business of the Company as currently conducted or as planned to be conducted.

(e)          The operation of the businesses of the Company as currently conducted and planned to be conducted: (i) does not violate or constitute a breach of any license or agreement between the Company and any other Person, and (ii) to the Knowledge of the Company does not infringe any valid and enforceable Registered IP or misappropriate or otherwise violate any Intellectual Property Right owned by any other Person. To the Knowledge of the Company, no other Person is infringing, misappropriating or otherwise violating any Company IP or any Intellectual Property Rights exclusively licensed to the Company. As of the date of this Agreement, no Legal Proceeding is pending (or, to the Knowledge of the Company, is threatened) (A) against the Company alleging that the operation of the businesses of the Company, as currently conducted or as planned to be conducted, infringes or constitutes, or will infringe or will constitute, the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by the Company alleging that another Person has infringed, misappropriated or otherwise violated any of the Company IP or any Intellectual Property Rights exclusively licensed to the Company. Since January 1, 2020, the Company has not received any written notice or other written communication alleging that the operation of the business of the Company infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.

(f)          None of the Company IP or, to the Knowledge of the Company, any Intellectual Property Rights exclusively licensed to the Company is subject to any pending or outstanding injunction, directive, order, judgment or other disposition of dispute that adversely and materially restricts, or would adversely and materially restrict, the use, transfer, registration or licensing by the Company of any such Company IP or material Intellectual Property Rights exclusively licensed to the Company.

(g)          To the Knowledge of the Company, no trademark (whether registered or unregistered) or trade name owned, used or currently planned to be used, or applied for by the Company conflicts or interferes with any trademark (whether registered or unregistered) or trade name owned, used, or applied for by any other Person. No Software (or products containing Software) sold, licensed, conveyed or distributed by the Company to any Person contains, is derived from, or links to any Software that is governed by an Open Source License in such manner which would (a) create, or purport to create, obligations with respect to the Software or a derivative work thereof, including but not limited to obligations regarding the disclosure or distribution of source code for the Software, or (b) grant, or purport to grant, to any third party any rights or immunities under the Software, or (c) impose any restriction on the consideration to be charged for the distribution of the Software, and the Company is in material compliance with all such Open Source Licenses. To the Knowledge of the Company, no Software (or products containing Software) sold, licensed, conveyed or distributed by the Company contains any Malicious Code, bugs or other defects that could reasonably result in any customer cancelling, failing to renew, or materially amending its relationship with the Company. No person or entity other than the Company (and their employees and authorized contactors) has or has had possession of any server side source code for any Software that is owned or developed by or on behalf of the Company.

2.11          Data Protection.

(a)          The Company and the operation of the Company’s business as currently conducted complies, in all material respects, with all Laws pertaining to data privacy and data security of any Sensitive Data. Since the Company’s inception, it has been in compliance in all material respects with its privacy policies (as at the relevant time). To the Knowledge of the Company, since January 1, 2019, there have been: (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of the Company, (ii) no violations of any security policy of the Company regarding any such Sensitive Data, (iii) no unauthorized access or unauthorized use of any Sensitive Data used in the business of the Company and (iv) no unintended or improper disclosure of any Sensitive Data in the possession, custody or control of the Company, or a contractor or agent acting on behalf of the Company.

(b)          Section 2.11(b) of the Company Disclosure Schedule sets forth a list of all personally identifiable information and sensitive business information collected or processed by the Company (collectively, the “Sensitive Data”).

2.12          Information Technology

(a)          IT Systems owned by the Company and used in the Company’s business (“Owned IT Systems”) are owned by the Company free from Encumbrances, except for ordinary course licenses in respect of such Owned IT Systems that are granted to customers of the Company.

(b)          The Company has the right to use the material IT Systems used in the operation of the business of the Company and such right of use shall not be affected by the consummation of the Contemplated Transactions.

(c)          The IT Systems used in the operation of the Company’s business: (i) operate and perform in all material respects as required by the Company for the operation of the Company’s business, (ii) to the Knowledge of the Company, are free from bugs and other defects that materially adversely affect their performance, (iii) have not experienced any material unauthorized access or use or other kind of a material security breach within the twelve (12) months prior to the date of this Agreement in a manner that has disrupted or affected the use of such IT Systems or has resulted in or is reasonably likely to result in a material liability to the Company and (iv) have not substantially malfunctioned or substantially failed in the twelve (12) months prior to the date of this Agreement.

(d)          The Company implemented commercially reasonable backup, security and disaster recovery technology consistent with generally accepted industry practices, including in connection with any reliance on cloud servers and cloud computing.

(e)          The Company has not experienced any denial of service or similar attacks or any cyber breaches or attacks that have, individually or in the aggregate, caused any material interruption in the operation of the Company’s business or its IT Systems in the two (2) years prior to the date of this Agreement.

2.13          Agreements, Contracts and Commitments.

(a)          Section 2.13(a) of the Company Disclosure Schedule lists the following Company Contracts in effect as of the date of this Agreement (each, a “Company Material Contract” and collectively, the “Company Material Contracts”):

(i)          each Company Contract constituting a material bonus, deferred compensation, severance, change in control, retention, incentive compensation, pension, profit-sharing or retirement plans;

(ii)          each Company Contract pursuant to its express terms relating to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services other than any employment agreement, employment contract, offer letter, or similar arrangement that is terminable “at-will” without penalty, Liability or severance (statutory, contractual, or otherwise), or that can be terminated without penalty, Liability or premium upon notice of thirty (30) days or less;

(iii)          each Company Contract relating to any agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(iv)          each Company Contract containing: (A) any covenant limiting the freedom of the Company or the Surviving Corporation to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(v)          each Company Contract relating to capital expenditures and requiring payments after the date of this Agreement in excess of $50,000 not cancelable without penalty;

(vi)          each Company Contract relating to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan with any employee or other individual consultant, independent contractor or director, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(vii)          each Company Contract relating to the disposition or acquisition of material assets or any ownership interest in any Entity;

(viii)          each Company Contract relating to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of the Company or any loans or debt obligations with officers or directors of the Company;

(ix)          each Company Contract requiring payment by or to the Company after the date of this Agreement in excess of $50,000 relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions);(B) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by the Company; or (C) any Contract to license any third party to manufacture or produce any product, service or technology of the Company or any Contract to sell, distribute or commercialize any products or service of the Company, in each case, except for Company Contracts entered into in the Ordinary Course of Business;

(x)          each Company Contract with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to the Company in connection with the Contemplated Transactions;

(xi)          each Company Real Estate Lease;

(xii)          each Company Contract with any Governmental Body;

(xiii)          each Contract granting the Company a license to any Intellectual Property Right owned by any third party that involves payments by the Company in excess of $50,000 per annum, excluding any non-disclosure agreements, commercially available software-as-a-service offerings, off-the-shelf software licenses or generally available patent license agreements entered into in the Ordinary Course of Business, provided that in connection with each of such excluded categories the Company can obtain a reasonable replacement without material delay, incremental expense or incremental cost (each a “Company In-bound License”);

(xiv)          each Contract whereby the Company grants to a third party a license or option to obtain a licenses to, or otherwise provides any right (whether or not currently exercisable) or interest in, any Company IP or Intellectual Property Right licensed to the Company under a Company In-bound License, excluding licenses granted to customers of the Company in the Ordinary Course of Business or that do not involve payments to the Company in excess of $50,000 in the aggregate;

(xv)          each Company Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of the Company;

(xvi)          any other Company Contract that is not terminable at will (with no penalty or payment) by the Company, and which involves payment or receipt by the Company after the date of this Agreement under any such agreement, contract or commitment of more than $50,000 in the aggregate, or obligations after the date of this Agreement in excess of $50,000 in the aggregate, or

(xvii)          any other Company Contract that is material to the business or operations of the Company as currently conducted.

(b)          The Company has delivered or made available to MTS accurate and complete copies of all Company Material Contracts, including all amendments thereto. There are no Company Material Contracts that are not in written form. The Company has not, nor to the Company’s Knowledge, as of the date of this Agreement has any other party to a Company Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any Company Material Contract in such manner as would permit any other party to cancel or terminate any such Company Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to the Company or its business. As to the Company, as of the date of this Agreement, each Company Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any Company Material Contract to change, any material amount paid or payable to the Company under any Company Material Contract or any other material term or provision of any Company Material Contract.

2.14          Compliance; Permits.

(a)           The Company is in compliance in all material respects with all U.S. and other applicable Laws including Applicable Gaming Laws, Environmental Laws, laws related to customers’ and staff’s health and safety and Data Protection Legislation. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of the Company, threatened against the Company. There is no agreement, judgment, injunction, order or decree binding upon the Company which: (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of the Company, the acquisition of material property by the Company or  the conduct of business by the Company as currently conducted, (ii) is reasonably likely to have an adverse effect on the Company’s ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)          Within the three (3) years prior to the date hereof, to the Knowledge of the Company, no investigation, disciplinary proceeding, audit, inquiry, order, decree, decision or judgment or non-ordinary course review of any Governmental Authority or regulatory body (including any Gaming Regulatory Authority or Data Protection Authorities) against the Company or any Person for whose acts or defaults the Company may be vicariously liable is pending or threatened in writing nor has any Governmental Authority indicated in writing to the Company an intention to conduct the same.

(c)          Within the three (3) years prior to the date hereof, the Company has not received any written notice or other communication (official or otherwise) from any Governmental Authority (including any Gaming Regulatory Authority, Data Protection Authorities and authorities responsible for enforcing Environmental Laws) (i) with respect to an alleged, actual or potential violation and/or failure to comply, in any material respect, with any such applicable Law or (ii) requiring the Company to take or omit any action to ensure compliance with any such applicable Law.

(d)          The Company and the relevant directors, officers and employees of the Company hold all required Governmental Authorizations which are material to the operation of the business of the Company as currently conducted (the “Company Permits”).  Section 2.14(d) of the Company Disclosure Schedule identifies each Company Permit. The Company is in material compliance with the terms of each of the Company Permits. No Legal Proceeding is pending or, to the Knowledge of the Company, threatened, which seeks to revoke, limit, suspend, or materially modify any Company Permit and no application for a Company Permit has been denied.

(e)            The Company has obtained and it, and the relevant holder of any Company Permit (if applicable), is in material compliance with all Company Permits necessary to conduct their respective businesses as conducted as of the date of this Agreement. All Company Permits that are necessary to conduct its business as conducted as of the date of this Agreement are in full force and effect and are not subject to unusual conditions, suspension or other unusual limitations. The Company has made available to MTS prior to the date hereof true, complete and accurate copies of all Company Permits.

(f)          The Company has not made any application for a license or exemption from such a license to any Gaming Regulatory Authority that has not been issued, granted or given (for whatever reason) or withdrawn any such application (for whatever reason).

(g)          Where required to do so under Applicable Gaming Law or as requested by any Gaming Regulatory Authority, all relevant directors, officers, contractors and employees of the Company have obtained and hold personal management licenses (or local equivalent license) (the “Personal Licenses”) and those licenses, registrations or findings of suitability are in full force and effect. Section 2.14(g) of the Company Disclosure Schedule sets forth a complete list of the Personal Licenses, including the name of the person holding such license, the issuing authority and the expiration date thereof.

(h)          Since its inception, neither the Company nor, to its Knowledge, any of the Company Affiliates or Company Associates, has received a written notice from a Governmental Authority alleging that the Company’s business and/or IT Systems infringes or violates any Applicable Gaming Law in any material respect or is in breach of the terms of any Company Permits or that such Governmental Authority intends to pursue any review or investigation which might conclude with the imposition of any sanction on the Company or any such Company Affiliate and Company Associate.

(i)          As of the date hereof, neither the Company, nor the Company Affiliates nor, to the Knowledge of the Company, the Company Associates has been or is subject to any investigation, inquiry or criminal proceeding or other disciplinary action, whether pending or to the Knowledge of the Company, threatened, relating to Applicable Gaming Laws, and there are no facts, matters or circumstances (i) to the Knowledge of the Company or (ii) that first arose (regardless of whether the Company has Knowledge) at any time since the Company’s inception, which would reasonably give rise to any such investigation, inquiry, proceeding or action that may result in the imposition of material sanctions in connection with a Company Permit, may result in the revocation of a Company Permit or could reasonably be expected to have a Company Material Adverse Effect.

(j)           There are no written agreements or undertakings (including any material conditions, restrictions, restraints, suspensions or impairments of any Company Permit or capacity to do business) in effect on the date of this Agreement between the Company, any Company Affiliate or any Company Associate (in their capacity as such) on the one hand, and any Gaming Regulatory Authority, on the other hand.

(k)          The Company: (i) makes commercially reasonable efforts to monitor legal and regulatory developments which may impact the Company’s business in relevant jurisdictions, and (ii) maintains a list of territories that, to its Knowledge, are excluded and restricted territories.

(l)          The Company is not required to monitor the actions of Persons who license or use its Software, in connection with the territories in which they act, their regulatory status, compliance with applicable Law or otherwise, or to limit their use of the Software other than as provided in the standard agreements executed by all of such licensees or users.

2.15           Tax Matters.

(a)          The Company has timely filed all income Tax Returns and other material Tax Returns that it was required to file under applicable Law (taking into account any extensions duly received). All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. The Company is not currently the beneficiary of any extension of time within which to file any Tax Return. No written claim has ever been made by an authority in a jurisdiction where the Company does not file Tax Returns that it is subject to taxation by that jurisdiction.

(b)          All material Taxes due and owing by the Company on or before the date hereof (whether or not shown on any Tax Return) have been paid or proper provisions have been made to such Taxes on the Company's books. The unpaid Taxes of the Company through the date of the Company’s Unaudited Interim Financials have been reserved for on the Company Unaudited Interim Financials. Since the date of the Company Unaudited Interim Financials, the Company has not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c)          The Company has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(d)          There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on the Company Unaudited Interim Financials) upon any of the assets of the Company.

(e)          No material deficiencies for Taxes with respect to the Company have been claimed, proposed or assessed by any Governmental Body in writing. There are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any Liability in respect of Taxes of the Company. No issues relating to Taxes of the Company were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. The Company (and its predecessors) has not waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f)          The Company has not (i) agreed, nor is it required to make, any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; nor (ii) elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code.

(g)          The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(h)          The Company is not a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords, the primary purpose of which does not relate to Taxes.

(i)          The Company has never been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is the Company) for federal, state, local or foreign Tax purposes. The Company does not have any Liability for the Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or otherwise by operation of applicable Law.

(j)          The Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k)          The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made prior to Closing, (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into prior to Closing, (iii) prepaid amount received outside the Ordinary Course of Business prior to Closing or (iv) election under Section 108(i) of the Code made prior to Closing.

(l)          The Company is not a partner for Tax purposes with respect to any joint venture, partnership, or, to the Knowledge of the Company, other arrangement or Contract which is treated as a partnership for Tax purposes.

(m)          The Company has not entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(n)          To the actual knowledge of the directors and officers of the Company, the Company has not taken any action, and there are no facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(o)          The Company has made available to MTS (i) complete and accurate copies of all federal income Tax and all other material Tax Returns of the Company (and predecessors) that have been filed within the past three years, (ii) and complete and accurate copies of all examination reports and statements of deficiencies assessed against or agreed to by the Company (and predecessors), with respect to federal income Tax and all other material Taxes, and (iii) complete and correct copies of all private letter rulings, revenue agent reports, material information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests, gain recognition agreements and any similar documents, submitted by, received by or agreed to by or on behalf of the Company, in each case relating to Taxes within the past three years.

(p)          The Company has disclosed on its income Tax Returns all positions that could give rise to the imposition on it of a substantial understatement penalty under Section 6662 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law).

(q)          The Company has not participated in an international boycott within the meaning of Section 999 of the Code.

(r)          All related party transactions involving the Company have been conducted at arm’s length in compliance with Code Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other state, local and non-U.S. Tax Law.

(s)          The Company (i) has not been required to make a basis reduction pursuant to former Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b); (ii) is not nor has it been required (A) to redetermine or reduce basis pursuant to Treasury Regulation Section 1.1502-36(b) or (B) to reduce any attributes under Treasury Regulation Section 1.1502-36(d); and (iii) has incurred (or been allocated) any dual consolidated loss within the meaning of Section 1503 of the Code.

(t)          The Company is not subject to Tax in any jurisdiction outside the United States of America by virtue of (i) having a permanent establishment (within the meaning of an applicable Tax treaty) or other place of business or (ii) otherwise having a taxable presence in that jurisdiction.

(u)          The Company is not a stockholder of a “controlled foreign corporation” as defined in Section 957 of the Code (or any similar provision of state, local or foreign law) or a stockholder in a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(v)          Nothing in this Section 2.15 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability of any net operating loss, capital loss, Tax credits, Tax basis or other Tax asset or attribute of the Company in any taxable period (or portion thereof) beginning after the Effective Time, or (ii) any Tax position that the Company or its Affiliates (including the Surviving Corporation) may take in respect of any taxable period (or portion thereof) beginning after the Effective Time.

(w)          The Company is and always has been a corporation taxable under subchapter C of the Code for U.S. federal income Tax purposes.

For purposes of this Section 2.15, each reference to the Company shall be deemed to include any Person that was liquidated into, merged with, or is or was otherwise a predecessor to, the Company.

2.16          Employee and Labor Matters; Benefit Plans.

(a)          Section 2.16(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all written and non-written employee benefit plans (as defined in Section 3(3) of ERISA) and all bonus, equity-based, retention, incentive, deferred compensation, retirement or supplemental retirement, profit sharing, severance, change in control, golden parachute, disability, life or accident insurance, paid time off, vacation, cafeteria, dependent care, medical care, employee assistance program, education or tuition assistance programs, fringe or employee benefit, and all other compensation, plans, programs, agreements or arrangements, including but not limited to any employment, consulting, independent contractor, severance or executive compensation agreements or arrangements (other than regular salary or wages), which are currently in effect or that have been frozen or terminated within the three (3) years preceding the date hereof, relating to any present or former employee, independent contractor or director of the Company, or which is maintained by, administered or contributed to by, or required to be contributed to by, the Company, or under which the Company has any current or contingent future Liability (each, a “Company Employee Plan”) (other than offer letters with non-officer employees which are materially consistent with forms made available by the Company to MTS prior to the execution of this Agreement and agreements with consultants or independent contractors entered into in the Ordinary Course of Business and which are materially consistent with forms made available by the Company to MTS prior to the execution of this Agreement).

(b)          As applicable with respect to each Company Employee Plan, the Company has made available to MTS a true and complete copy of: (i) such Company Employee Plan including any amendments thereto, and in the case of an unwritten material Company Employee Plan, a written description thereof; (ii) the three (3) most recent annual reports (Form 5500) as filed with the United States Department of Labor, including any financial statements and actuarial reports; (iii) each currently effective trust agreement related to such Company Employee Plan; (iv) the most recent summary plan description, with any summary of material modifications, prospectus or other summary for each Company Employee Plan; (v) the most recent United States Internal Revenue Service determination or opinion letter issued with respect to any Company Employee Plan; (vi) all material notices, letters or other correspondence to or from any Governmental Body or agency thereof within the last three (3) years; (vii) all non-discrimination and compliance tests for the most recent three (3) plan years; (viii) all material written agreements and Contracts currently in effect, including (without limitation) administrative service agreements, group annuity contracts, and group insurance contracts; (ix) any current employee manuals or handbooks containing personnel or employee relations policies; and (x) all policies and procedures established to comply with the privacy and security rules of the Health Insurance Portability and Accountability Act (“HIPPA”).

(c)          Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter with respect to such qualified status from the United States Internal Revenue Service or may rely on a favorable opinion letter obtained by a volume submitter or prototype sponsor of such Company Employee Plan. To the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of any such Company Employee Plan or the exempt status of any related trust.

(d)          Each Company Employee Plan has been operated and maintained in compliance, in all material respects, with its terms and, both as to form and operations, with all applicable Law, including the Code, ERISA, the HIPPA and the Affordable Care Act. The Company is not subject to any Liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Company Employee Plans. All contributions required to be made by the Company to any Company Employee Plan have been made on or before their due dates (and no further contributions will be due or will have accrued thereunder as of the Closing Date, other than contributions accrued in the Ordinary Course of Business consistent with past practice).

(e)          The Company has not engaged in, or in connection with the Contemplated Transactions, will engage in, any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code, and has not otherwise violated the provisions of Part 4 of Title I, Subtitle B of ERISA. The Company has not knowingly participated in a violation of Part 4 of Title I, Subtitle B of ERISA by any plan fiduciary of any Company Employee Plan subject to ERISA, and the Company has not been assessed any civil penalty under Section 502(l) of ERISA.

(f)          No suit, administrative proceeding, action or other litigation has been initiated against, or to the Knowledge of the Company, is threatened, against or with respect to any Company Employee Plan or any fiduciary thereof or service provider thereto, including any audit or inquiry by the United States Internal Revenue Service, United States Department of Labor or other Governmental Body.

(g)          No Company Employee Plan is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, and the Company has never maintained, contributed to or partially or completely withdrawn from, or incurred any obligation or Liability with respect to, any such plan (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person). No Company Employee Plan is a “multiemployer plan” (within the meaning of Section 3(37) of ERISA), and the Company has never contributed to or had an obligation to contribute, or incurred any Liability in respect of a contribution, to any multiemployer plan. No Company Employee Plan is a “multiple employer plan” (within the meaning of Section 413 the Code).

(h)          No Company Employee Plan provides for medical, welfare, retirement or death benefits beyond termination of service or retirement, other than (i) pursuant to COBRA or an analogous state law requirement, or (ii) death or retirement benefits under a Company Employee Plan qualified under Section 401(a) of the Code, and the Company has not made a written or oral representation promising same. Except as provided in Section 2.16(h) of the Company Disclosure Schedule and identified as a self-funded plan, the Company does not sponsor or maintain any self-funded employee welfare benefit plan. No Company Employee Plan is subject to any Law of any jurisdiction outside of the United States.

(i)          Each Company Option grant was properly accounted for in accordance with GAAP in the Company Financial Statements.

(j)          No Company Options are subject to the requirements of Section 409A of the Code. Each Company Employee Plan that is or contains features of a “nonqualified deferred compensation plan” (as such term is defined under Section 409A(d)(1) of the Code and the regulations and guidance thereunder) maintained by or under which makes, is obligated to make or promises to make, payments (each, a “Company 409A Plan”) complies in all material respects, in both form and operation, with the requirements of Section 409A of the Code and the regulations and guidance thereunder. No payment to be made under any Company 409A Plan is, or will be, subject to the penalties of Section 409A(a)(1) of the Code or other Taxes for the Company’s failure to withhold, report or remit income, whether pursuant to the Contemplated Transactions or otherwise. There is no Contract or arrangement to which the Company is a party or by which it is bound to compensate any of its current or former employees, independent contractors or directors for additional income or excise Taxes paid pursuant to Sections 409A or 4999 of the Code.

(k)          The Company is in material compliance with all applicable foreign, federal, state and local laws, rules, regulations, orders, rulings, judgments, decrees or arbitration awards respecting employment, employment practices, terms and conditions of employment, worker classification, tax withholding, prohibited discrimination, equal employment, fair employment practices, meal and rest periods, immigration status, employee safety and health, wages (including overtime wages), compensation, hours of work, labor relations, leave of absence requirements, occupational health and safety, privacy, harassment, retaliation, immigration and wrongful discharge and in each case, with respect to employees. There are no actions, suits, claims or administrative matters pending, or to the Knowledge of the Company, threatened or reasonably anticipated against the Company relating to any employee, employment agreement, independent contractor, independent contractor agreement or the Company Employee Plan. There are no pending or, to the Knowledge of the Company, threatened or reasonably anticipated claims or actions against the Company or any trustee of the Company under any worker’s compensation policy or long term disability policy. The Company is not a party to a conciliation agreement, consent decree or other agreement or order with any federal, state, or local agency or Governmental Body with respect to employment practices.

(l)          Except as set forth on Section 2.16(l) of the Company Disclosure Schedule, no independent contractor or contractor is eligible to participate in any Company Employee Plan. The Company does not have any material Liability with respect to any misclassification of: (A) any Person as an independent contractor rather than as an employee, (B) any employee leased from another employer, or (C) any employee currently or formerly classified as exempt from overtime wages. The Company has not taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) or similar state or local law, issued any notification of a plant closing or mass layoff required by the WARN Act or similar state or local law, or incurred any Liability or obligation under the WARN Act or any similar state or local law that remains unsatisfied. No terminations of employees of the Company prior to the Closing would trigger any notice or other obligations under the WARN Act or similar state or local law.

(m)          No Company employee is covered by an effective or pending collective bargaining agreement or similar labor agreement, and there has never been any threat of, any strike, slowdown, work stoppage, lockout, job action, union organizing activity, or any similar activity or dispute, affecting the Company. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, job action, union organizing activity, question concerning representation or any similar activity or dispute.

(n)          The Company is not, and has not been, engaged in any unfair labor practice within the meaning of the National Labor Relations Act. There is no Legal Proceeding, claim, labor dispute or grievance pending or, to the Knowledge of the Company, threatened or reasonably anticipated relating to any employment contract, privacy right, labor dispute, wages and hours, leave of absence, plant closing notification, workers’ compensation policy or long term disability policy, harassment, retaliation, immigration, employment statute or regulation, safety or discrimination matter involving any Company Associate, including charges of unfair labor practices or discrimination complaints.

(o)          There is no Contract or arrangement to which the Company is a party or by which it is bound to compensate any of its current or former employees, independent contractors or directors for additional income or excise Taxes paid pursuant to Sections 409A or 4999 of the Code.

(p)          Except as noted on Section 2.16(p) of the Company Disclosure Schedule, all individuals employed by the Company are employed at-will and the Company has no employment or other agreements that contain any severance, change in control, golden parachute, termination pay liabilities, or advance notice requirements, and all agreements with independent contractors or consultants may be terminated by the Company without penalty or Liability with thirty (30) days or less notice.

(q)          The Company has paid all wages, bonuses, commissions, severance and other benefits and sums due (and all required Taxes, insurance, social security and withholding thereon), including all accrued vacation, accrued sick leave, accrued benefits and accrued payments to its employees and former employees and individuals performing services as independent contractors or consultants, other than accrued amounts representing wages, bonuses, or commission entitlements due for the current pay period or for the reimbursement of legitimate expenses.

2.17          Environmental Matters. The Company is in compliance with all applicable Environmental Laws, which compliance includes the possession by the Company of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof, except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to the Company or its business. The Company has not received since received since January 1, 2018, any written notice or other communication (in writing or otherwise), whether from a Governmental Body or other Person, that alleges that the Company is not in compliance with or has liability pursuant to any Environmental Law and, to the Knowledge of the Company, there are no circumstances that would reasonably be expected to prevent or interfere with the Company’s compliance in any material respects with any Environmental Law, except where such failure to comply would not reasonably be expected to be material to the Company or its business. To the Knowledge of the Company, since January 1, 2018, no current or  prior property leased or controlled by the Company has had a release of or exposure to Hazardous Materials that would reasonably be expected to result in any material liability of the Company pursuant to Environmental Law.

2.18          Insurance. The Company has delivered or made available to MTS accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of the Company. Each of such insurance policies is in full force and effect and the Company is in compliance in all material respects with the terms thereof. Other than customary end of policy notifications from insurance carriers, since its inception, the Company has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. The Company has provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against the Company for which the Company has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed the Company of its intent to do so.

2.19          Legal Proceedings; Orders.

(a)          There is no pending Legal Proceeding and, to the Knowledge of the Company, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) the Company, (B) any Company Associate (in his or her capacity as such) or (C) any of the material assets owned or used or planned to be used by the Company; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Company’s business or the Contemplated Transactions.

(b)          Since its inception, no Legal Proceeding has been pending against the Company that resulted in material liability to the Company.

(c)          There is no order, writ, injunction, judgment or decree to which the Company, or any of the material assets owned or used by the Company, is subject. To the Knowledge of the Company, no officer of the Company is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of the Company or to any material assets owned or used by the Company.

2.20          Inapplicability of Anti-takeover Statutes. The Board of Directors of the Company has taken and will take all actions necessary to ensure that the restrictions applicable to business combinations contained in Section 671 of the MBCA are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Merger and the other Contemplated Transactions. No other state takeover statute or similar state Law applies or purports to apply to the Merger, this Agreement or any of the other Contemplated Transactions.

2.21          No Financial Advisors. Except as set forth on Section 2.21 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of the Company.

2.22          Transactions with Affiliates.

(a)          Section 2.22(a) of the Company Disclosure Schedule describes any material transactions or relationships, since the Company’s inception, between, on one hand, the Company and, on the other hand, any: (i) executive officer or director of the Company or, to the Knowledge of the Company, any of such executive officer’s or director’s immediate family members, (ii) owner of more than 5% of the voting power of the outstanding Company Capital Stock or (iii) to the Knowledge of the Company, any “related person” (within the meaning of Item 404 of Regulation S-K under the Securities Act) of any such officer, director or owner (other than the Company) in the case of each of sub-limb (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b)          Section 2.22(b) of the Company Disclosure Schedule lists each shareholders’ agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between the Company and any holders of Company Capital Stock, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, director designation rights or similar rights.

2.23          Anti-Bribery. Neither of the Company nor any of its directors, officers, Company Contractors, employees or, to the Company’s Knowledge, agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of the Foreign Corrupt Practices Act of 1977 or any other anti-bribery or anti-corruption Law (collectively, the “Anti-Bribery Laws”). To the Company’s Knowledge, the Company is not and has never been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

2.24          Control Stake. To the Company’s Knowledge, after inquiry, other than as set forth in Section 2.24 of the Company Disclosure Schedule, no Person (or a group of Persons deemed one shareholder under the Companies Law) that currently is, or is expected to be, immediately prior to the Closing, a shareholder of the Company shall become a Controlling Shareholder (as defined under the Companies Law; Ba’al Shlita) or an owner of a “control stake” (Dvukat Shlita) in MTS immediately upon Closing as a result of the consummation of the Contemplated Transactions and no arrangements exist between the shareholders set forth in Section 2.24 of the Company Disclosure Schedule and any current shareholders of MTS or any Person expected to become a shareholder of MTS following the consummation of the Contemplated Transactions.

2.25          Trade and Sanctions Compliance.  The Company is and has been at all times in compliance in all material respects with all applicable Trade Control Laws. The Company has not been cited, cautioned, fined or otherwise made aware of any asserted past or present failure to comply with Trade Control Laws and no investigation or proceeding with respect to any alleged non-compliance with Trade Control Laws is pending or threatened. None of the Company or, to the Knowledge of the Company, any Company security holder is designated under Executive Order 13224 (September 24, 2001) or designated on any prohibited party list maintained by the Office of Foreign Assets Control, Department of the Treasury, including the Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, and Sectoral Sanctions Identifications List.

2.26          Closing Financing. Without derogating from any other representation of the Company, the Alpha 2020 SPA, obligates Alpha to invest the Closing Investment Amount in the Company, subject only to the closing of the transactions contemplated by this Agreement. For the removal of any doubt, the Alpha 2020 SPA is considered a “Company Material Contract” of the Company and all representations included in Section 2.13(b) apply to it.

2.27          Disclaimer of Other Representations or Warranties. Except as set forth in this Section 2 or in any certificate delivered by the Company to MTS and/or Merger Sub pursuant to this Agreement (including the Company Disclosure Schedule), the Company makes no representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

3.	REPRESENTATIONS AND WARRANTIES OF MTS AND MERGER SUB

Subject to Section 10.13(h), except (i) as set forth in the disclosure schedule delivered by MTS to the Company (the “MTS Disclosure Schedule ”) or (ii) as disclosed in the annual report filed by MTS with the SEC for the year ended December 31, 2019 as amended or supplemented by reports submitted by MTS to the SEC subsequent to the date of filing of such annual report (but: (x) without giving effect to any amendment thereof filed with, or furnished to the SEC on or after the date hereof, (y) excluding any disclosures to the extent they are forward-looking statements or predictive in nature, and (z) excluding any information and disclosure unless the applicability of such information or disclosure with respect to any particular representation and warranty is readily apparent on its face), MTS and Merger Sub represent and warrant to the Company as follows:

3.1          Subsidiaries; Due Organization; Organizational Documents.

(a)          Section 3.1(a) of the MTS Disclosure Schedule identifies each Subsidiary of MTS (the “MTS Subsidiaries”), and other than as set forth therein, neither MTS nor any MTS Subsidiary owns any capital stock of, or any equity interest of any nature in, any other Entity. MTS has not agreed nor is obligated to make, nor is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity. MTS has not, at any time, been a general partner of, or has otherwise been liable for any of the debts or other obligations of, any general partnership, limited partnership or other Entity.

(b)          Each of MTS and each of the MTS Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation (where such concept is applicable) and has all necessary power and authority: (i) to conduct their respective businesses in the manner in which such businesses are currently being conducted; (ii) to own or lease and use their respective property and assets in the manner in which their property and assets are currently owned or leased and used; and (iii) to perform their obligations under all MTS Contracts, except where the failure to have such power or authority would not reasonably be expected to prevent or materially delay the ability of MTS and Merger Sub to consummate the Contemplated Transactions.

(c)          Each of MTS and each of the MTS Subsidiaries is duly licensed and qualified to do business, and is in good standing, under the Laws of all jurisdictions where the nature of its business requires such qualification other than in jurisdictions where the failure to be so qualified individually or in the aggregate would not be reasonably expected to have an MTS Material Adverse Effect.

(d)          Each director and officer of MTS and each of the MTS Subsidiaries as of the date of this Agreement is set forth in Section 3.1(d) of the MTS Disclosure Schedule.

(e)          Merger Sub was formed solely for the purpose of engaging in the Contemplated Transactions. Except for obligations and liabilities incurred in connection with its incorporation and the Contemplated Transactions, Merger Sub has not, and will not have, incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

(f)          MTS has delivered or made available to the Company accurate and complete copies of the Organizational Documents of MTS and each of the MTS Subsidiaries. Neither MTS nor Merger Sub is in material breach or violation of its respective Organizational Documents.

3.2           Authority; Binding Nature of Agreement. Each of MTS and the MTS Subsidiaries (including Merger Sub) have all necessary corporate power and authority to enter into and to perform its respective obligations hereunder and, subject, with respect to MTS, to receipt of the Required MTS Shareholder Vote, to consummate the Contemplated Transactions. The MTS Board (at meetings duly called and held) has: (i) determined that the Contemplated Transactions are fair to, advisable and in the best interests of MTS and its shareholders; (ii) authorized, approved and declared advisable this Agreement and the Contemplated Transactions, including the issuance of MTS Ordinary Shares, MTS New Preferred A-1 Shares and MTS New Preferred B Shares (to the extent duly authorized) to the holders of the Company Capital Stock pursuant to the terms of this Agreement and the treatment of the Company Options and Company Warrants pursuant to this Agreement; and (iii) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the shareholders of MTS vote to approve this Agreement and the Contemplated Transactions, including the amendments to the Company’s capital structure required for the issuance of MTS Ordinary Shares, MTS New Preferred A-1 Shares and MTS New Preferred B Shares to the holders of the Company Capital Stock pursuant to the terms of this Agreement. The Merger Sub Board (by unanimous written consent) has: (x) determined that the Contemplated Transactions are fair to, advisable and in the best interests of Merger Sub and its sole stockholder; (y) deemed advisable and approved this Agreement and the Contemplated Transactions; and (z) determined to recommend, upon the terms and subject to the conditions set forth in this Agreement, that the sole stockholder of Merger Sub vote to adopt this Agreement and thereby approve the Contemplated Transactions. This Agreement has been duly executed and delivered by MTS and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes the legal, valid and binding obligation of MTS and Merger Sub, enforceable against each of MTS and Merger Sub in accordance with its terms, subject to the Enforceability Exceptions.

3.3          Vote Required. The majority requirements in connection with the proposals set forth in Section 5.2(a) (the “Required MTS Shareholder Vote”) are set forth in Section 3.3 of the MTS Disclosure Schedule. The affirmative vote of the sole stockholder of Merger Sub is the only vote of the stockholder of Merger Sub Capital Stock necessary to adopt this Agreement and approve the Merger and the applicable Contemplated Transactions (the “Required Merger Sub Stockholder Vote”).

3.4          Non-Contravention; Consents(a).

(a)          Subject to obtaining the Required MTS Shareholder Vote and the Required Merger Sub Stockholder Vote, the execution and delivery of this Agreement and the Ancillary Documents by MTS and the Merger Sub does not, and the performance of this Agreement by MTS and Merger Sub will not, (i) conflict with or violate the Organizational Documents of MTS or Merger Sub; (ii) subject to compliance with the requirements set forth in Section 3.4(b) below, conflict with or violate any Law applicable to MTS or Merger Sub or by which their properties are bound or affected, except for any such conflicts or violations that would not reasonably be expected to be material to MTS (including its Subsidiaries) and its business; (iii) contravene, conflict with or result in a violation of, or give any Governmental Body the right to challenge the Contemplated Transactions or to exercise any remedy or obtain any relief under, any Law or any order, writ, injunction, judgment or decree to which MTS or Merger Sub, or any of the assets owned or used by MTS or Merger Sub, are subject, except as would not reasonably be expected to be material to MTS (including its Subsidiaries) and its business; (iv) contravene, conflict with or result in a violation of any of the terms or requirements of, or give any Governmental Body the right to revoke, withdraw, suspend, cancel, terminate or modify, any Governmental Authorization that is held by MTS, except as would not reasonably be expected to be material to MTS (including its Subsidiaries) and its business; or (v) except as listed on Section 3.4 of the MTS Disclosure Schedule, require MTS or Merger Sub to make any filing with or give any notice or make any payment to a Person, or obtain any Consent from a Person, or result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or impair MTS’s rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancelation of, or result in the creation of an Encumbrance on any of the properties or assets of MTS pursuant to, in each case, any MTS Material Contract.

(b)          No material Consent, order of, or registration, declaration or filing with, any Governmental Body is required by or with respect to MTS in connection with the execution and delivery of this Agreement or the consummation of the Contemplated Transactions, except for (i) the filing of the Articles of Merger with the Secretary of State of the State of Minnesota pursuant to the MBCA, (ii) the IIA Notice and IIA Undertaking, (iii) the approval of the Nasdaq Listing Application, and (iv) such Consents, orders, registrations, declarations and filings as may be required under applicable federal and state securities laws.

3.5          Capitalization.

(a)          The registered MTS Share Capital is NIS 600,000, divided into 17,000,000 MTS Ordinary Shares, of which 4,734,323 MTS Ordinary Shares have been issued and are outstanding as of the close of business on the Business Day immediately preceding the date of this Agreement and 3,000,000 MTS Preferred Shares, of which 1,591,579 MTS Preferred Shares have been issued and are outstanding as of the close of business on the Business Day immediately preceding the date of this Agreement. MTS holds 1,800 MTS Ordinary Shares in its treasury. As of the date of this Agreement, there are no warrants issued or outstanding to purchase MTS Ordinary Shares except as set forth on Section 3.5(a) of the MTS Disclosure Schedule.

(b)          All of the outstanding MTS Ordinary Shares and MTS Preferred Shares have been duly authorized and validly issued, and are fully paid and nonassessable. Except with respect to the rights of the Investor pursuant to the MTS Articles and the Alpha SPA, Closing Financing Amendments, Articles of Amendment and as contemplated herein, (i) none of the outstanding MTS Ordinary Shares or MTS Preferred Shares is entitled or subject to any preemptive right, right of participation, right of maintenance or any similar right, (ii) none of the outstanding MTS Ordinary Shares or MTS Preferred Shares is subject to any right of first refusal in favor of MTS, and (iii) there is no MTS Contract (other than the MTS Lock-Up Agreement) relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or granting any option or similar right with respect to), any MTS Ordinary Shares or MTS Preferred Shares. MTS is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding MTS Ordinary Shares or other securities.

(c)          Except for the MTS Share Plans, MTS does not have any share option plan or any other plan, program, agreement or arrangement providing for any equity-based compensation for any Person. As of the date of this Agreement, (i) MTS has reserved 482,319 MTS Ordinary Shares for issuance under the 2003 Israeli Share Option Plan, of which 38,342 MTS Ordinary Shares have been issued and are currently outstanding, no MTS Ordinary Shares have been reserved for issuance upon exercise of MTS Options previously granted and currently outstanding under such MTS Share Plan, and 443,977 MTS Ordinary Shares remain available for future issuance pursuant to such MTS Share Plan, and (ii) MTS has reserved 183,333 MTS Ordinary Shares for issuance under the 2006 Stock Option Plan, of which 42,359 MTS Ordinary Shares have been issued and are currently outstanding, no MTS Ordinary Shares have been reserved for issuance upon exercise of MTS Options previously granted and currently outstanding under such MTS Share Plan, and 140,972 MTS Ordinary Shares remain available for future issuance pursuant to such MTS Share Plan. Section 3.5(c) of the MTS Disclosure Schedule sets forth the following information with respect to each MTS Option outstanding as of the date of this Agreement: (i) the name of the optionee; (ii) the number of MTS Ordinary Shares subject to such MTS Option at the time of grant; (iii) the number of MTS Ordinary Shares subject to such MTS Option as of the date of this Agreement; (iv) the exercise price of such MTS Option; (v) the date on which such MTS Option was granted; (vi) the applicable vesting schedule, including the number of vested and unvested shares as of the date of this Agreement and any acceleration provisions; (vii) the date on which such MTS Option expires; and (viii) (A) the Tax route under which such MTS Option was granted and is currently intended to qualify (pursuant to Section 102 (“MTS 102 Options”) or Section 3(i) of the Ordinance), and (B) for MTS 102 Options, the date of the applicable corporate approval and the date of deposit of the respective award agreement with the trustee appointed by MTS from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the MTS 102 Options and the MTS Ordinary Shares issuable upon the exercise thereof. MTS has made available to the Company an accurate and complete copy of the MTS Share Plans and all stock option agreements evidencing outstanding options granted thereunder. Except as set forth in Section 3.5(c) of the MTS Disclosure Schedule, no vesting of MTS Options will accelerate in connection with the closing of the Contemplated Transactions.

(d)          Except for the MTS Share Plans, including the MTS Options, and as otherwise set forth on Section 3.5(d) of the MTS Disclosure Schedule, there is no: (i) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire shares or other securities of MTS or any of the MTS Subsidiaries; (ii) outstanding security, instrument or obligation that is or may become convertible into or exchangeable for any shares or other securities of MTS or any of the MTS Subsidiaries; or (iii) condition or circumstance that is reasonably likely to give rise to or provide a basis for the assertion of a claim by any Person to the effect that such Person is entitled to acquire or receive any shares or other securities of MTS or any of the MTS Subsidiaries. There are no outstanding or authorized stock appreciation rights, phantom stock, profit participation or other similar rights with respect to MTS or any of the MTS Subsidiaries.

(e)          All outstanding MTS Ordinary Shares, MTS Preferred Shares and MTS Options have been issued and granted in material compliance with: (i) all applicable securities Laws and other applicable Law, and (ii) all requirements set forth in applicable Contracts.

(f)          The authorized capital of Merger Sub consists of 5,000 shares of common stock, par value $0.001 per share (“Merger Sub Capital Stock”), of which 100 shares are, and at the Effective Time will be, issued and outstanding and held of record by MTS. The issued and outstanding shares of Merger Sub Capital Stock are duly authorized, validly issued, fully paid and nonassessable. Merger Sub has not at any time granted any stock options, restricted stock, stock appreciation rights, phantom stock, profit participation, restricted stock units, equity-based awards or other similar rights.

3.6          SEC Filings; Financial Statements.

(a)

(i)          Since January 1, 2018, MTS has timely filed with or otherwise furnished to the SEC (as applicable) all forms, reports, schedules, statements, registrations, proxy statements and other documents (including exhibits and other information incorporated therein) required to be so filed or furnished (as applicable) by it under applicable Law, including any amendments, modifications or supplements thereto (the “MTS SEC Documents”).

(ii)          As of its filing date (or, if amended, modified or supplemented, as of the date of the most recent amendment, modification or supplement filed prior to the date hereof), each of the MTS SEC Documents (i) complied as to form in all material respects with applicable Law, and (ii) did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(iii)          As of the date hereof, there are no outstanding or unresolved comments in any comment letters from the staff of the SEC received by MTS relating to any of the MTS SEC Documents, and MTS has not received any written inquiry or information request from the SEC as to any matters affecting MTS that has not been fully resolved. To the Knowledge of MTS, none of the MTS SEC Documents are subject to ongoing SEC review and there is no pending or threatened investigation being conducted by the SEC with respect to any of the MTS SEC Documents.

(iv)          No principal executive officer or principal financial officer of MTS (or any former principal executive officer or former principal financial officer of MTS, as applicable) has failed to make the certifications required of him or her under Rule 13a-14 or 15d-15 of the Exchange Act or Section 302 or 906 of the Sarbanes-Oxley Act or any related rules and regulations promulgated by the SEC or Nasdaq with respect to any MTS SEC Documents, except as disclosed in certifications filed with the MTS SEC Documents. Neither MTS nor any of its principal executive officers or principal financial officers has received written notice from any Governmental Body challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. For purposes of this Section 3.6(a)(iv), “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(b)          Except as disclosed in Section 3.6(b) of the MTS Disclosure Schedule, MTS is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq and, since January 1, 2020, has received no written notice of any non-compliance. The financial statements for the years ended December 31, 2018 and December 31, 2019 (including any related notes) and any publicly disseminated financial results for interim periods following December 31, 2019 contained or incorporated by reference in the MTS SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP (except as may be indicated in the notes to such financial statements, and except that the unaudited financial results did not contain footnotes and are subject to normal and recurring year-end adjustments) applied on a consistent basis unless otherwise noted therein throughout the periods indicated; and (iii) fairly present, in all material respects, the consolidated financial position of MTS and the MTS Subsidiaries as of the respective dates thereof and the results of operations and cash flows of MTS for the periods covered thereby. Other than as expressly disclosed in the MTS SEC Documents filed prior to the date hereof, there has been no material change in MTS’s accounting methods or principles that would be required to be disclosed in MTS’s financial statements in accordance with GAAP.

(c)          MTS’s auditor is: (i) a registered public accounting firm (as defined in Section 2(a)(12) of the Sarbanes-Oxley Act); (ii) to the Knowledge of MTS, “independent” with respect to MTS within the meaning of Regulation S-X under the Exchange Act; and (iii) to the Knowledge of MTS, in compliance with subsections (g) through (l) of Section 10A of the Exchange Act and the rules and regulations promulgated by the SEC and the Public Company Accounting Oversight Board thereunder with respect to services provided to MTS.

(d)          Except as set forth in Section 3.6(d) of the MTS Disclosure Schedule, from January 1, 2018 through the date hereof, MTS has not received any correspondence from Nasdaq or the staff thereof relating to the delisting or maintenance of listing of the MTS Ordinary Shares from or on the Nasdaq Capital Market.

(e)          Since January 1, 2018, there have been no formal internal investigations regarding financial reporting or accounting policies and practices discussed with, reviewed by or initiated at the direction of the chief executive officer or chief financial officer of MTS, the MTS Board or any committee thereof, other than ordinary course audits or reviews of accounting policies and practices or internal controls required by the Sarbanes-Oxley Act.

(f)          MTS maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and to provide reasonable assurance: (i) that transactions and dispositions of property are recorded accurately and fairly as necessary to permit preparation of financial statements in accordance with GAAP, (ii) that receipts and expenditures are made only in accordance with authorizations of management and the MTS Board and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of MTS’s assets that could have a material effect on MTS’s financial statements. MTS has evaluated the effectiveness of MTS’s internal control over financial reporting, and, to the extent required by applicable Law, presented in any applicable MTS SEC Document that is a report on Form 20-F (or any amendment thereto) its conclusions about the effectiveness of the internal control over financial reporting as of the end of the period covered by such report or amendment based on such evaluation. MTS has disclosed, based on its most recent evaluation of internal control over financial reporting, to MTS’s auditors and audit committee (and made available to the Company a summary of the significant aspects of such disclosure): (A) all significant deficiencies, if any, in the design or operation of internal control over financial reporting that are reasonably likely to adversely affect MTS’s ability to record, process, summarize and report financial information and (B) any known fraud that involves management or other employees who have a significant role in MTS’s internal control over financial reporting. MTS has not identified, based on its most recent evaluation of internal control over financial reporting, any material weaknesses in the design or operation of MTS’s internal control over financial reporting.

(g)          MTS maintains “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are reasonably designed to ensure that information required to be disclosed by MTS in the periodic reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the required time periods, and that all such information is accumulated and communicated to MTS’s management as appropriate to allow timely decisions regarding required disclosure and to make the Certifications.

3.7          Absence of Changes. Except as set forth on Section 3.7 of the MTS Disclosure Schedule, between June 30, 2020 and the date of this Agreement, each of MTS and the MTS Subsidiaries have conducted their business in the Ordinary Course of Business (except for the execution and performance of this Agreement and the discussions, negotiations and transactions related thereto) and there has not been any (a) MTS Material Adverse Effect or (b) action, event or occurrence that would have required the consent of the Company pursuant to Section 4.1(b) had such action, event or occurrence taken place after the execution and delivery of this Agreement.

3.8          Absence of Undisclosed Liabilities. As of the date hereof, neither MTS nor any of the MTS Subsidiaries has any Liability, individually or in the aggregate, whether or not of a type required to be recorded or reflected on a balance sheet or disclosed in the footnotes thereto under GAAP except for: (a) Liabilities disclosed, reflected or reserved against in the MTS Interim Balance Sheet; (b) Liabilities that have been incurred by MTS since the date of the MTS Interim Balance Sheet in the Ordinary Course of Business; (c) Liabilities incurred in connection with the Contemplated Transactions; (d) Liabilities which would not, individually or in the aggregate, reasonably be expected to be material to MTS; and (e) Liabilities described in Section 3.8 of the MTS Disclosure Schedule.

3.9          Title to Assets. Each of MTS and the MTS Subsidiaries own, and have good and valid title to, or, in the case of leased properties and assets, valid leasehold interests in, all tangible properties or tangible assets and equipment used or held for use in their respective business or operations or purported to be owned by them, including: (a) all tangible assets reflected on the MTS Interim Balance Sheet; and (b) all other tangible assets reflected in the books and records of MTS or any of the MTS Subsidiaries as being owned by MTS or such MTS Subsidiary. All of such assets are owned or, in the case of leased assets, leased by MTS or any of the MTS Subsidiaries, where applicable, free and clear of any Encumbrances, other than Permitted Encumbrances.

3.10          Real Property; Leasehold. Neither MTS nor any of the MTS Subsidiaries currently owns or has since January 1, 2017 owned any real property or any interest in real property, except for the leaseholds created under the real property leases (including any amendments thereto) provided to the Company (the “MTS Real Estate Leases”), which are each in full force and effective, with no existing material default thereunder, nor written notice from a landlord with regard to any material default by MTS or any of the MTS Subsidiaries.

3.11          Intellectual Property.

(a)          MTS and/or one or more of its Subsidiaries together solely own all right, title and interest in and to all material Intellectual Property Rights that are owned or purported to be owned by MTS or its Subsidiaries, including, without limitation, all rights in and to the Software licensed by MTS or its Subsidiaries to third parties and all Software developed in connection with, or required to be used by, the business of MTS or its Subsidiaries as now conducted, other than Software set forth on Schedule 3.11(a) of the MTS Disclosure Schedule (the "MTS IP") as currently used in the MTS Legacy Business. Neither MTS nor any of its Subsidiaries has received a valid written notice that any of the material MTS IP has expired, terminated or been abandoned, or is expected to expire or terminate or be abandoned, since January 1, 2018. Each Person involved in the creation or development of any MTS IP has, to the extent required under applicable Law in order to perfect and document the sole ownership by MTS or its Subsidiaries in such MTS IP, signed a valid and enforceable written agreement containing a complete assignment of such Person’s rights in such MTS IP to MTS or its Subsidiaries and confidentiality provisions protecting the MTS IP. No current or former shareholder, officer, director, employee or contractor of MTS or any of its Subsidiaries has any claim, right (whether or not currently exercisable), or interest to or in any MTS IP.

(b)          The operation of the businesses of MTS and any of its Subsidiaries: (i) does not violate or constitute a breach of any license or agreement between MTS, its Subsidiaries and any other Person, and (ii) to the Knowledge of MTS does not infringe any valid and enforceable Registered IP or misappropriate or otherwise violate any Intellectual Property Right of any other Person. To the Knowledge of MTS, no other Person is infringing, misappropriating or otherwise violating any MTS IP or any Intellectual Property Rights exclusively licensed to MTS. As of the date of this Agreement, no Legal Proceeding is pending (or, to the Knowledge of MTS, is threatened) (A) against MTS or any of its Subsidiaries alleging that the operation of the businesses of MTS or its Subsidiaries infringes or constitutes, or will infringe or will constitute, the misappropriation or other violation of any Intellectual Property Rights of another Person or (B) by MTS alleging that another Person has infringed, misappropriated or otherwise violated any of the MTS IP or any Intellectual Property Rights exclusively licensed to MTS or its Subsidiaries. Since January 1, 2020, neither MTS nor any of its Subsidiaries has received any written notice or other written communication alleging that the operation of the business of MTS or its Subsidiaries infringes or constitutes the misappropriation or other violation of any Intellectual Property Right of another Person.  MTS and the MTS Subsidiaries have taken reasonable security measures to protect the secrecy, confidentiality and value of all of their material intellectual properties.

(c)          Except as set forth on Section 3.11(c) of the MTS Disclosure Schedule, (i) no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been used to create MTS IP, nor has any claim of right to, ownership of or other Encumbrance on any MTS IP, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership rights to such MTS IP or the right to receive royalties for the practice of such MTS IP and (ii) no inventor of any MTS IP currently used by MTS or currently expected to be used by MTS was a student, university employee, employee or contractor of any Governmental Authority, or received funding from any Governmental Authority, or other educational or research center or military while such inventor was or is also performing services for Company and its Subsidiaries or during the time period in which such inventor invented, created or developed any MTS IP currently used by MTS or currently expected to be used by MTS. MTS has made available to the Company accurate and complete copies of all applications, reports, letters of approval, undertakings, certificates of completion, supplements or amendments and material correspondence submitted or received by MTS or any of its Subsidiaries to or from the IIA or to or from any other Governmental Body since January 1, 2014 in connection with a Governmental Grant or application therefor related to the MTS IP (an “MTS IP Governmental Grant”), including the most recent and updated status of account report from the IIA (titled “Keren Tmura Status of Account”). In each such application or report submitted by or on behalf of MTS or any of the MTS Subsidiaries, all information required by such application or report has been disclosed accurately and completely, in all material respects, and MTS has not made any misstatements of fact or disclosures that are not accurate or complete. Section 3.11(c) of the MTS Disclosure Schedule sets forth (i) the aggregate amount of each payment or transfer made on account of an MTS IP Governmental Grant; (ii) the rate of royalties and maximum amount of royalties MTS or any of the MTS Subsidiaries is required to pay to the IIA and (iii) the composition of such obligations or amounts by the patent or other MTS IP, product or product family to which it relates. MTS and the MTS Subsidiaries are in compliance, in all material respects, with the terms and conditions of the MTS IP Governmental Grants and has duly fulfilled all the undertakings relating thereto in all material respects, including all payment obligations relating thereto, and no event has occurred, or circumstances exist that would reasonably be expected to result in the revocation or modification of any MTS IP Governmental Grant which revocation or modification would be material to MTS.

(d)          To the Knowledge of MTS, MTS and its Subsidiaries, and the operation of MTS’s and its Subsidiaries’ business are in material compliance with all Laws pertaining to data privacy and data security of Sensitive Data. To the Knowledge of MTS, since January 1, 2019, there have been: (i) no material losses or thefts of data or security breaches relating to Sensitive Data used in the business of MTS or the MTS Subsidiaries, (ii) no violations of any security policy of MTS or its Subsidiaries regarding any such Sensitive Data, (iii) no unauthorized access or unauthorized use of any Sensitive Data used in the business of MTS or the MTS Subsidiaries and (iv) no unintended or improper disclosure of any Sensitive Data in the possession, custody or control of MTS or the MTS Subsidiaries or a contractor or agent acting on behalf of MTS or the MTS Subsidiaries.

3.12          Material Contracts.

(a)          Section 3.12 of the MTS Disclosure Schedule identifies each MTS Contract that is in effect as of the date of this Agreement and that:

(i)           is a material contract as defined in Item 601(b)(10) of Regulation S-K as promulgated under the Securities Act;

(ii)         constitutes a material bonus, deferred compensation, severance, change in control, retention, incentive compensation, pension, profit-sharing or retirement plans;

(iii)        pursuant to its express terms relates to the employment of, or the performance of employment-related services by, any Person, including any employee, consultant or independent contractor, or Entity providing employment related, consulting or independent contractor services other than any employment agreement, employment contract, offer letter, or similar arrangement that is terminable “at-will” without penalty, Liability or severance (statutory, contractual, or otherwise), or that can be terminated without penalty, Liability or premium upon notice of thirty (30) days or less;

(iv)         is an agreement of indemnification or guaranty not entered into in the Ordinary Course of Business;

(v)          contains (A) any covenant limiting the freedom of MTS to engage in any line of business or compete with any Person, (B) any most-favored pricing arrangement, (C) any exclusivity provision, or (D) any non-solicitation provision;

(vi)         relates to capital expenditures and requiring payments after the date of this Agreement in excess of $50,000 and not cancelable without penalty;

(vii)        relates to any agreement or plan, including any stock option plan, stock appreciation right plan or stock purchase plan with any employee or other individual consultant, independent contractor or director, any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, by the occurrence of any of the Contemplated Transactions (either alone or in conjunction with any other event, such as termination of employment), or the value of any of the benefits of which will be calculated on the basis of any of the Contemplated Transactions;

(viii)       relates to the disposition or acquisition of material assets or any ownership interest in any Entity;

(ix)         relates to any mortgages, indentures, loans, notes or credit agreements, security agreements or other agreements or instruments relating to the borrowing of money or extension of credit or creating any material Encumbrances with respect to any assets of MTS or its Subsidiaries or any loans or debt obligations with officers or directors of MTS or its Subsidiaries;

(x)          requires payment by or to MTS or its Subsidiaries after the date of this Agreement in excess of $50,000 pursuant to its express terms relating to: (A) any distribution agreement (identifying any that contain exclusivity provisions); (B) any dealer, distributor, joint marketing, alliance, joint venture, cooperation, development or other agreement currently in force under which MTS or its Subsidiaries has continuing obligations to develop or market any product, technology or service, or any agreement pursuant to which MTS has continuing obligations to develop any Intellectual Property Rights that will not be owned, in whole or in part, by MTS or its Subsidiaries; or (C) any Contract to license any third party to manufacture or produce any product, service or technology of MTS or any Contract to sell, distribute or commercialize any products or service of MTS or its Subsidiaries, in each case, except for Contracts entered into in the Ordinary Course of Business;

(xi)         is with any Person, including any financial advisor, broker, finder, investment banker or other Person, providing advisory services to MTS or its Subsidiaries in connection with the Contemplated Transactions;

(xii)        is an MTS Real Estate Lease;

(xiii)       is with any Governmental Body;

(xiv)       is a Contract containing any royalty, dividend or similar arrangement based on the revenues or profits of MTS or its Subsidiaries; or

(xv)        is any other Contract that is not terminable at will (with no penalty or payment) by MTS and (A) which involves payment or receipt by MTS after the date of this Agreement under any such agreement, contract or commitment of more than $50,000 in the aggregate, or obligations after the date of this Agreement in excess of $50,000 in the aggregate, or (B) that is material to the business or operations of MTS and its Subsidiaries, taken as a whole.

(b)          MTS has delivered or made available to the Company accurate and complete copies of all Contracts to which MTS or its Subsidiaries is a party or by which it is bound of the type described in the foregoing clauses 3.12(a)(i)-(xv) (any such Contract, an “MTS Material Contract”). There are no MTS Material Contracts that are not in written form. Neither MTS nor any of its Subsidiaries nor, to MTS’s Knowledge, as of the date of this Agreement, has any other party to a MTS Material Contract, breached, violated or defaulted under, or received notice that it breached, violated or defaulted under, any of the terms or conditions of any MTS Material Contract in such manner as would permit any other party to cancel or terminate any such MTS Material Contract, or would permit any other party to seek damages which would reasonably be expected to be material to MTS or its business. As to MTS and any of its Subsidiaries, as of the date of this Agreement, each MTS Material Contract is valid, binding, enforceable and in full force and effect, subject to the Enforceability Exceptions. No Person is renegotiating, or has a right pursuant to the terms of any MTS Material Contract to change, any material amount paid or payable to MTS under any MTS Material Contract or any other material term or provision of any MTS Material Contract.

3.13          Compliance; Permits.

(a)          MTS and each of its Subsidiaries are in compliance in all material respects with all applicable U.S., Israeli and other applicable Laws. No investigation, claim, suit, proceeding, audit or other action by any Governmental Body is pending or, to the Knowledge of MTS, threatened against MTS or any of its Subsidiaries. There is no agreement, judgment, injunction, order or decree binding upon MTS or any of its Subsidiaries which: (i) has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of MTS or any of its Subsidiaries, any acquisition of material property by MTS or the conduct of business by MTS or any of its Subsidiaries as currently conducted, (ii) is reasonably likely to have an adverse effect on MTS’s or any of its Subsidiaries’ ability to comply with or perform any covenant or obligation under this Agreement, or (iii) is reasonably likely to have the effect of preventing, delaying, making illegal or otherwise interfering with the Contemplated Transactions.

(b)          Within the three (3) years prior to the date hereof, to the Knowledge of MTS, no investigation, disciplinary proceeding, audit, inquiry, order, decree, decision or judgment or non-ordinary course review of any Governmental Authority or regulatory body against MTS or any MTS Subsidiary or any Person for whose acts or defaults MTS or any of the MTS Subsidiaries may be vicariously liable is pending or threatened in writing nor has any Governmental Authority indicated in writing to MTS or any of the MTS Subsidiaries an intention to conduct the same.

(c)          Within the three (3) years prior to the date hereof, neither MTS nor any MTS Subsidiary has received any written notice or other communication (official or otherwise) from any Governmental Authority (i) with respect to an alleged, actual or potential violation and/or failure to comply, in any material respect, with any applicable Law or (ii) requiring MTS or any MTS Subsidiary to take or omit any action to ensure compliance with any applicable Law.

(d)          MTS and its Subsidiaries hold all required Governmental Authorizations which are material to the operation of the business of MTS and its Subsidiaries as currently conducted (the “MTS Permits”). Section 3.13(d) of the MTS Disclosure Schedule identifies each MTS Permit. MTS and its Subsidiaries are in material compliance with the terms of the MTS Permits. No Legal Proceeding is pending or, to the Knowledge of MTS, threatened, which seeks to revoke, limit, suspend, or materially modify any MTS Permit.

3.14          Legal Proceedings; Orders.

(a)          Except as set forth in Section 3.14(a) of the MTS Disclosure Schedule, as of the date of this Agreement, there is no pending Legal Proceeding and, to the Knowledge of MTS, no Person has threatened in writing to commence any Legal Proceeding: (i) that involves (A) MTS or any of its Subsidiaries, (B) any MTS Associate (in his or her capacity as such) or (C) any of the material assets owned or used by MTS or any of its Subsidiaries; or (ii) that challenges, or that may have the effect of preventing, delaying, making illegal or otherwise interfering with, the Contemplated Transactions.

(b)          Except as set forth in Section 3.14(b) of the MTS Disclosure Schedule, since January 1, 2018, no Legal Proceeding has been pending against MTS or any of its Subsidiaries that resulted in material liability to MTS or any of its Subsidiaries.

(c)          There is no order, writ, injunction, judgment or decree to which MTS or any of its Subsidiaries, or any of the material assets owned or used by MTS or any of its Subsidiaries, is subject. To the Knowledge of MTS, no officer of MTS or any of its Subsidiaries is subject to any order, writ, injunction, judgment or decree that prohibits such officer or employee from engaging in or continuing any conduct, activity or practice relating to the business of MTS or any of its Subsidiaries or to any material assets owned or used by MTS or any of its Subsidiaries.

3.15          Tax Matters

(a)          Except as set forth on Section 3.15(a) to the MTS Disclosure Schedule, MTS and each of its Subsidiaries has timely filed all income Tax Returns and other material Tax Returns that they were required to file under applicable Law (taking into account any extensions duly received) for the open tax years. All such Tax Returns were correct and complete in all material respects and have been prepared in material compliance with all applicable Law. Neither MTS nor any MTS Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return (except for extensions applied for in the normal course of business). No written claim has ever been made by an authority in a jurisdiction where MTS or an MTS Subsidiary do not file Tax Returns that such company is subject to taxation by that jurisdiction.

(b)          All material Taxes due and owing by MTS or any MTS Subsidiary on or before the date hereof (whether or not shown on any Tax Return) have been paid or proper provisions have been made to such Taxes on the MTS’ books. The material unpaid Taxes of MTS and its Subsidiaries through the MTS Interim Balance Sheet Date have been reserved for on the MTS Interim Balance Sheet. Since the MTS Interim Balance Sheet Date, MTS has not incurred any Liability for Taxes outside the Ordinary Course of Business or otherwise inconsistent with past custom and practice.

(c)          MTS has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other third party.

(d)          There are no Encumbrances for Taxes (other than Taxes not yet due and payable or Taxes that are being contested in good faith and for which adequate reserves have been made on the MTS Interim Balance Sheet) upon any of the assets of MTS or any MTS Subsidiary.

(e)          No deficiencies for Taxes with respect to MTS or any MTS Subsidiary have been claimed, proposed or assessed by any Governmental Body in writing. Other than as disclosed in Section 3.15(e) of the MTS Disclosure Schedule, there are no pending (or, based on written notice, threatened) audits, assessments or other actions for or relating to any Liability in respect of Taxes of MTS or any MTS Subsidiary and no issues relating to Taxes of MTS or any MTS Subsidiary were raised by the relevant Tax authority in any completed audit or examination that would reasonably be expected to result in a material amount of Taxes in a later taxable period. Neither MTS nor any MTS Subsidiary has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency, nor has any request been made in writing for any such extension or waiver.

(f)          Neither MTS nor any MTS Subsidiary (i) has agreed, or is required, to make any adjustment under Section 481(a) of the Code by reason of a change in accounting method or otherwise; nor (ii) has elected at any time to be treated as an S corporation within the meaning of Sections 1361 or 1362 of the Code.

(g)          Neither MTS nor any MTS Subsidiary has been a (i) United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, or (ii) a real estate company (Igud Mekarkein) for Israeli Tax purposes.

(h)          Neither MTS nor any MTS Subsidiary is a party to any Tax allocation, Tax sharing or similar agreement (including indemnity arrangements), other than commercial contracts entered into in the Ordinary Course of Business with vendors, customers and landlords, the primary purpose of which does not relate to Taxes.

(i)          Neither MTS nor any MTS Subsidiary has ever been a member of an affiliated group filing a consolidated, combined or unitary Tax Return (other than a group the common parent of which is MTS) for federal, state, local or foreign Tax purposes. Neither MTS nor any MTS Subsidiary has any Liability for the Taxes of any Person (other than MTS) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local, or foreign law), as a transferee or successor, or otherwise by operation of applicable Law.

(j)          Neither MTS nor any MTS Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code or Section 361 of the Code.

(k)          Neither MTS nor any MTS Subsidiary is a partner for Tax purposes with respect to any joint venture, partnership or other arrangement or Contract which is treated as a partnership for Tax purposes.

(l)          Neither MTS nor any MTS Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any (i) installment sale or other open transaction disposition made prior to Closing, (ii) agreement with any Tax authority (including any closing agreement described in Section 7121 of the Code or any similar provision of state, local or foreign law) made or entered into prior to Closing, (iii) prepaid amount received outside the Ordinary Course of Business prior to Closing, or (iv) election under Section 108(i) of the Code made prior to Closing.

(m)          Neither MTS nor any MTS Subsidiary has entered into any transaction identified as a “listed transaction” for purposes of Treasury Regulations Sections 1.6011-4(b)(2) or 301.6111-2(b)(2).

(n)          To the actual knowledge of the directors and officers of MTS and the MTS Subsidiaries, neither MTS nor any MTS Subsidiary has taken any action, and there are no facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

(o)          MTS has made available to the Company (i) complete and correct copies of all income and other material Tax Returns of MTS or any MTS Subsidiary that have been filed within the past three years, and (ii) complete and correct copies of all private letter rulings, revenue agent reports, material information document requests, notices of proposed deficiencies, deficiency notices, protests, petitions, closing agreements, settlement agreements, pending ruling requests, gain recognition agreements and any similar documents, submitted by, received by or agreed to by or on behalf of MTS or any MTS Subsidiary, in each case relating to Taxes within the past three years.

(p)          MTS and each MTS Subsidiary has disclosed on its income Tax Returns all positions that could give rise to the imposition on it of a substantial understatement penalty under Section 6662 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law).

(q)          Neither MTS nor any MTS Subsidiary has participated in an international boycott within the meaning of Section 999 of the Code.

(r)          All related party transactions involving MTS and any MTS Subsidiary have been conducted at arm’s length in compliance with Code Section 482 of the Code and the Treasury Regulations promulgated thereunder and any comparable provisions of any other state, local and non-U.S. Tax Law.

(s)          Neither MTS nor any MTS Subsidiary (i) has been required to make a basis reduction pursuant to former Treasury Regulation Section 1.1502-20(b) or Treasury Regulation Section 1.337(d)-2(b); (ii) is or has been required to redetermine or reduce basis pursuant to Treasury Regulation Section 1.1502-36(b) or (c) has been required to reduce any attributes under Treasury Regulation Section 1.1502-36(d); or (iii) has incurred (or been allocated) any dual consolidated loss within the meaning of Section 1503 of the Code.

(t)          Except as set forth on Section 3.15(t) to the MTS Disclosure Schedule, neither MTS nor any MTS Subsidiary is subject to material Tax in any jurisdiction outside the jurisdiction of its organization by virtue of (i) having a permanent establishment (within the meaning of an applicable Tax treaty) or other place of business or (ii) otherwise having a taxable presence in that jurisdiction.

(u)          Except as set forth on Section 3.15(u) to the MTS Disclosure Schedule, neither MTS nor any MTS Subsidiary is a shareholder of a “controlled foreign corporation” as defined in Section 957 of the Code or Section 75B of the ITO (or any similar provision of state, local or foreign law) or a stockholder in a “passive foreign investment company” within the meaning of Section 1297 of the Code.

(v)          Nothing in this Section 3.15 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability of any net operating loss, capital loss, Tax credits, Tax basis or other Tax asset or attribute of MTS or any MTS Subsidiary in any taxable period (or portion thereof) beginning after the Effective Time, or (ii) any Tax position that MTS or its Affiliates (including the Surviving Corporation) may take in respect of any taxable period (or portion thereof) beginning after the Effective Time.

(w)          Except as set forth on Section 3.15(w) to the MTS Disclosure Schedule, since January 1, 2013, neither MTS nor any MTS Subsidiary (i) was a party to a transaction classified as a “reportable transaction” under Section 131C(2)(g) of the ITO and the regulations promulgated thereunder, (ii) has obtained an “Opinion,” as defined in Section 131D of the ITO, nor has it taken a position regarding taxation classified as a “Reportable Position,” as defined in Section 131D and 131E of the ITO, Sections 67C and 67D of the Israeli Value Added Tax Law, 1975, as amended, Section 231(e) of the Customs Ordinance [New Version] 5717-1957 and section 21(c) of Fuel Excise Law, 5718-1958, or (iii) is subject to restrictions or limitations pursuant to Part E2 of the ITO or pursuant to any Tax ruling made in connection with the provisions of Part E2.

(x)          MTS and all MTS Subsidiaries are in material compliance with all transfer pricing requirements in all jurisdictions in which any of them does business. None of the transactions between or among MTS, MTS Subsidiaries and other Affiliates are subject to adjustment, apportionment, allocation or recharacterization under Section 85A of the ITO and the regulations promulgated thereunder or under any Law. All such transactions have been effected on an arm’s-length basis and MTS has made available to the Company all material intercompany agreements, contracts and arrangements relating to transfer pricing.

(y)          Section 3.15(y) of the MTS Disclosure Schedule lists each Tax incentive, subsidy or benefit granted to or enjoyed by either MTS or any MTS Subsidiary under the laws of Israel since January 1, 2018, the period for which such Tax incentive, subsidy or benefit applies, and the nature of such Tax incentive, subsidy or benefit. MTS and all MTS Subsidiaries have complied, in all material respects, with the requirements of Israeli law with respect to such incentives, subsidies or benefits.

(z)          Section 3.15(z) of the MTS Disclosure Schedule lists each of MTS and the MTS Subsidiaries which is registered for VAT purposes. Since January 1, 2013, MTS and any MTS Subsidiary have complied in all material respects with all applicable Law concerning VAT, including with respect to the making on time of accurate returns and payments and the maintenance of records. Neither MTS nor any MTS Subsidiary has made any exempt supplies in the current or preceding VAT year applicable to them, and there are no circumstances by reason of which it would be reasonably expected that there might not be a full entitlement to credit for all VAT chargeable on supplies and acquisitions received and imports made (or agreed or deemed to be received or made) by them.

(aa)          Section 3.15(aa) of the MTS Disclosure Schedule lists all the “taxation decisions” (hachlatat misui) each of MTS and any of the MTS Subsidiaries have obtained from the ITA since January 1, 2013.

(bb)          Except as set forth in Section 3.15(bb) of the MTS Disclosure Schedule, neither MTS nor any MTS Subsidiaries maintains any option plans that are intended to qualify as a capital gain route plan under Section 102(b)(2) of the ITO, or that are otherwise required to be approved by the ITA and there are no outstanding liabilities of whatever nature resulting from any such plans previously maintained by MTS or MTS Subsidiaries.

For purposes of this Section 3.15, each reference to MTS or any of its Subsidiaries shall be deemed to include any Person that was liquidated into, merged with, or is otherwise a predecessor to, MTS.

3.16          Employee and Labor Matters; Benefit Plans.

(a)          Section 3.16(a) of the MTS Disclosure Schedule is a list of all material MTS Benefit Plans, including, without limitation, each MTS Benefit Plan that provides for retirement, change in control, stay or retention, deferred compensation, incentive compensation, pension and severance or retiree medical or life insurance benefits. “MTS Benefit Plan” means each: (i) “employee benefit plan” as defined in Section 3(3) of ERISA and (ii) other pension, retirement, deferred compensation, excess benefit, profit sharing, bonus, incentive, equity or equity-based, phantom equity, employment (other than at-will employment offer letters on MTS’s standard form and other than individual MTS Options or other compensatory equity award agreements made pursuant to MTS’s standard forms, in which case only representative standard forms of such agreements shall be scheduled), consulting, severance, change-of-control, retention, health, life, disability, group insurance, vacation benefits, paid-time off, holiday, welfare and fringe benefit plan, program, agreement, contract, policy or arrangement (whether written or unwritten, qualified or nonqualified, funded or unfunded and including any that have been frozen or terminated within the three (3) years preceding the date hereof), in any case, maintained, contributed to, or required to be contributed to, by MTS or MTS ERISA Affiliates for the benefit of any current or former employee, director, officer or independent contractor of MTS or under which MTS has any actual or contingent liability (including, without limitation, as to the result of it being treated as a single employer under Code Section 414 with any other person).

(b)          As applicable with respect to each material MTS Benefit Plan, MTS has made available to the Company true and complete copies of: (i) each material MTS Benefit Plan, including all amendments thereto, and in the case of an unwritten material MTS Benefit Plan, a written description thereof, (ii) all current trust documents, investment management contracts, custodial agreements, administrative services agreements and insurance and annuity contracts relating thereto, (iii) the current summary plan description and each summary of material modifications thereto, (iv) the most recently filed annual reports with any Governmental Body (e.g., Form 5500 and all schedules thereto), (v) all material correspondence to or from any Governmental Body with respect to each MTS Benefit Plan; (vi) all material reports or notices with respect to any MTS Benefit Plan prepared or issued in the three (3) years preceding the date hereof by any Governmental Body, third-party administrators, actuaries, investment managers, consultants or other independent contractors (other than individual account records or participant statements), (vi) any current employee manuals or handbooks containing personnel or employee relations policies (vii) the most recent IRS determination, opinion or advisory letter issued in respect of the MTS Company Plan, (viii) the most recent summary annual reports, nondiscrimination testing reports, actuarial reports, financial statements and trustee reports, (ix) all records, notices and filings concerning IRS or Department of Labor or other Governmental Body audits or investigations or “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code, for the three (3) years preceding the date hereof (x) all policies and procedures established to comply with the privacy and security rules of HIPAA and (xi) any written reports constituting a valuation of MTS’s share capital for purposes of Sections 409A or 422 of the Code, whether prepared internally by MTS or by an outside, third-party valuation firm.

(c)          Each MTS Benefit Plan has been established, maintained, operated and administered in compliance in all material respects with its terms and any related documents or agreement and the applicable provisions of ERISA, the Code and all other Laws. Each MTS Benefit Plan required to be funded is fully funded, and with respect to MTS Benefit Plans that are not required by applicable Law to be so fully funded, adequate reserves therefor have been established on the financial statements contained in or incorporated by reference in the MTS SEC Documents (except for severance pay that is fully funded, and Section 14 Arrangements). No material liability or obligation of the MTS or any of its Affiliates exists with respect to any MTS Benefit Plan that has not been disclosed on Section 3.16(c) of the MTS Disclosure Schedule.

(d)          The MTS Benefit Plans which are “employee pension benefit plans” within the meaning of Section 3(2) of ERISA and which are intended to meet the qualification requirements of Section 401(a) of the Code have received determination or opinion letters from the IRS or may rely on favorable opinion letters obtained by a volume submitter or prototype sponsor of such MTS Benefit Plan to the effect that such plans are qualified under Section 401(a) of the Code and the related trusts are exempt from federal income Taxes under Section 501(a) of the Code, respectively, and to the Knowledge of MTS nothing has occurred that would reasonably be expected to materially adversely affect the qualification of such MTS Benefit Plan or the tax exempt status of the related trust.

(e)          Neither MTS nor any MTS ERISA Affiliate maintains, contributes to, is required to contribute to, or has any actual or contingent liability with respect to (i) any “employee pension benefit plan” (within the meaning of Section 3(2) of ERISA) that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code, (ii) any “multiemployer plan” (within the meaning of Section 3(37) of ERISA), (iii) any “multiple employer plan” (within the meaning of Section 413 of the Code) or (iv) any “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA).

(f)          To the Knowledge of MTS, there are no pending audits or investigations by any Governmental Body involving any MTS Benefit Plan, and no pending or, to the Knowledge of MTS, threatened claims (except for individual claims for benefits payable in the normal operation of the MTS Benefit Plans), suits or proceedings involving any MTS Benefit Plan, any fiduciary thereof or service provider thereto, in any case except as would not be reasonably expected to result in material liability to MTS. All contributions and premium payments required to have been made under any of the MTS Benefit Plans or by applicable Law (without regard to any waivers granted under Section 412 of the Code) as pf the date hereof, have been timely made and neither MTS nor any MTS ERISA Affiliate has any liability for any unpaid contributions with respect to any MTS Benefit Plan.

(g)          Neither MTS or any MTS ERISA Affiliates, nor to the Knowledge of MTS, any fiduciary, trustee or administrator of any MTS Benefit Plan, has engaged in, or in connection with the Contemplated Transactions engage in, any transaction with respect to any MTS Benefit Plan which would subject any such MTS Benefit Plan, MTS or MTS ERISA Affiliates to a material Tax, material penalty or material liability for a “prohibited transaction” under Section 406 of ERISA or Section 4975 of the Code.

(h)          No MTS Benefit Plan provides death, medical, dental, vision, life insurance or other welfare benefits beyond termination of service or retirement other than coverage mandated by Law and neither MTS nor any MTS ERISA Affiliates has made a written or oral representation promising the same.

(i)          Neither the execution of, nor the consummation of the Contemplated Transactions (either alone or when combined with the occurrence of any other event, including without limitation, a termination of employment) will result in the receipt or retention by any person who is a “disqualified individual” (within the meaning of Section 280G of the Code) with respect to MTS of any payment or benefit that is or could be characterized as a “parachute payment” (within the meaning of Section 280G of the Code), determined without regard to the application of Section 280G(b)(5) of the Code.

(j)          Each MTS Benefit Plan providing for deferred compensation that constitutes a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code and the regulations promulgated thereunder) is, and has been, established, administered and maintained in compliance with the requirements of Section 409A of the Code and the regulations promulgated thereunder in all material respects.

(k)          No current or former employee, officer, director or independent contractor of MTS has any “gross up” agreements with MTS or other assurance of reimbursement by MTS for any Taxes imposed under Code Section 409A or Code Section 4999.

(l)          Except as set forth in Section 3.16(l) of the MTS Disclosure Schedule, MTS does not have any MTS Benefit Plan that is maintained outside of the United States.

(m)          Section 3.16(m) of the MTS Disclosure Schedule sets forth the policy of MTS and its Subsidiaries with respect to bonuses, accrued vacation, accrued sick time and earned time off and the amount of such liabilities as of the date of this Agreement.

(n)          Neither MTS nor any of its Subsidiaries is a party to, bound by, or has a duty to bargain under, any collective bargaining agreement or other Contract with a labor union, labor organization, or similar Person representing any of its employees, and to the Knowledge of MTS, there is no labor union, labor organization, or similar Person representing or purporting to represent or seeking to represent any employees of MTS or any of its Subsidiaries. There is not and has not been in the past three years, nor is there or has there been in the past three years any threat of, any strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, or any similar activity or dispute, or, to the Knowledge of MTS, any union organizing activity, against MTS or any of its Subsidiaries. No event has occurred, and no condition or circumstance exists, that might directly or indirectly be likely to give rise to or provide a basis for the commencement of any such strike, slowdown, work stoppage, lockout, union election petition, demand for recognition, any similar activity or dispute, or, to the Knowledge of MTS, any union organizing activity.

(o)          Section 3.16(o) of the MTS Disclosure Schedule contains a list of all employees of MTS and its Subsidiaries along with the position, the monthly salary of each such employee, whether such employee is full time or part time, is exempt or non-exempt from the Hours of Work and Rest Law, is on leave and if so, the type of leave and expected date of return, visa status (as applicable), date of hire, any incentive payment paid or payable in calendar year 2020 (and whether such incentive is cash or, if not, what other property is due), short-term or temporary basis, vacation entitlement and accrued vacation or paid time-off balance, car entitlement, sick leave entitlement and accrual (if any), and recuperation pay entitlement and accrual, pension entitlements and provident funds (including manager’s insurance, pension fund, education fund and health fund), their respective contribution rates for each component (e.g., severance component, pension savings and disability insurance) and the salary basis for such contributions, severance entitlements (including whether such employee, to the extent employed in the State of Israel, is subject to a Section 14 Arrangement under the Israeli Severance Pay Law (“Section 14 Arrangement”), and, to the extent such employee is subject to such a Section 14 Arrangement, an indication of whether such arrangement (or other applicable pension arrangement) has been applied to such person from the commencement date of their employment and on the basis of their entire salary including other compensation (e.g., commission), main work location, notice period entitlement, and any other material compensation payable to such employee. Neither MTS nor its Subsidiaries is delinquent in payments to any current or former employees for wages, salaries, overtime, commissions or bonuses for services performed as of the date hereof or amounts required by applicable Law to be reimbursed to such employees or for the funding of severance pay or pension (including manager’s insurance, pension fund, education fund and health fund) entitlements. The consummation of the Contemplated Transactions will not give rise to any liability of MTS or any of its Subsidiaries for payments related to severance, termination, bonus, accrued vacation or personal time, accrued days of sick pay or any similar payment. No current or former employee of the MTS and its Subsidiaries is entitled (whether by virtue of any Law, Contract or otherwise) to any benefits, entitlement or compensation that is not listed in Section 3.16(o) of the MTS Disclosure Schedule. Neither MTS nor any of its Subsidiaries has made any promises or commitments to any of their employees or former employees, whether in writing or not, with respect to any future changes or additions to their compensation or benefits, as listed in Section 3.16(o) of the MTS Disclosure Schedule.

(p)          MTS and each of its Subsidiaries are, and since January 1, 2018 have been, in material compliance with all applicable Laws and agreements (including extension orders) respecting labor (including consultants), employment, employment practices, and terms and conditions of employment. There are no actions, suits, claims, charges, lawsuits, investigations, audits or administrative matters pending or, to the Knowledge of MTS, threatened or reasonably anticipated against MTS or any of its Subsidiaries relating to any employee, applicant for employment, consultant, employment agreement or MTS Benefit Plan (other than routine claims for benefits).

(q)          Section 3.16(q) of the MTS Disclosure Schedule contains a list of each individual who currently renders services to MTS or any of its Subsidiaries as an independent contractor or consultant (collectively, the “MTS Contractors”), and includes each MTS Contractor’s name, date of commencement, and rate of all regular compensation and benefits, bonus or any other compensation payable. Except as set forth in Section 3.16(q) of the MTS Disclosure Schedule, each MTS Contractor can be terminated on notice of thirty days or less to the MTS Contractor. According to the MTS Contractors’ agreements with MTS or its Subsidiaries, no MTS Contractor is entitled to any rights under the applicable labor laws, other than accrued amounts owed pursuant to the applicable Contract or for the reimbursement of legitimate expenses, in each case in the Ordinary Course of Business. All current and former MTS Contractors have received all their rights to which they are and were entitled according to any applicable Law or Contract with MTS or its Subsidiaries, other than accrued amounts representing wages, bonuses, or commission entitlements due for the current pay period or for the reimbursement of legitimate expenses. For each individual classified as an employee, MTS or any of its Subsidiaries has accurately classified him or her, where applicable, as overtime eligible or overtime ineligible under all applicable Laws. MTS or any of its Subsidiaries do not have any material liability with respect to any misclassification of: (a) any Person as an independent contractor rather than as an employee, (b) any employee leased from another employer, or (c) any employee currently or formerly classified as exempt from overtime wages.

(r)          There is not and has not been in the past three years, nor is there or has there been in the past three years any threat of, any material claim, charge, grievance or Legal Proceeding against MTS or any of its Subsidiaries brought by or on behalf of any current or former applicant, employee, independent contractor, subcontractor, leased employee, volunteer, or temporary employee of MTS or its Subsidiaries, alleging violation of any applicable Employment Law, agreement or any other claim arising out of such Person’s employment, application for employment or termination of employment, consulting or other relationship with MTS or any of its Subsidiaries.

(s)          MTS and its Subsidiaries have withheld, paid and reported all amounts required by the Ordinance, the National Insurance Law [Consolidated Version], 5755-1995, the National Health Insurance Law, 5754-1994 or any other Law or by contract to be withheld, paid and reported with respect to compensation, wages, salaries, payments to the National Insurance Institute, employees’ pension or managers insurance funds, disability insurance, continuing education fund or other similar funds and other payments to employees, former employees of MTS and its Subsidiaries, to the extent applicable. Neither MTS nor any of its Subsidiaries is required to make payments for overtime hours above the global overtime compensation paid by it.

(t)          MTS and its Subsidiaries have not been and are not subject to, and no employee or consultant of them benefits from, any collective agreement, extension order (tzavei harchave) or any general contract or arrangement with respect to employment or termination of employment, except those extension orders that apply to all Israeli companies generally. MTS and its Subsidiaries have paid all required payments, if any, that MTS and its Subsidiaries have been requested in writing to pay to any employers’ association or organization.

(u)          No employee or group of employees has notified MTS or any MTS Subsidiary of its intent, or, to the Knowledge of MTS, has any plans, to terminate employment with MTS or any of its Subsidiaries.

(v)          Neither MTS nor any of its Subsidiaries has unsatisfied material obligations of any nature to any of their former employees or consultants, and the termination of any such employees or consultants was in material compliance with all applicable Laws and Contracts.

3.17          Environmental Matters. MTS and each MTS Subsidiary is in material compliance with all applicable Environmental Laws, which compliance includes the possession by MTS of all permits and other Governmental Authorizations required under applicable Environmental Laws and compliance with the terms and conditions thereof except for any failure to be in such compliance that, either individually or in the aggregate, would not reasonably be expected to be material to the business of MTS or any MTS Subsidiary. Neither MTS nor any MTS Subsidiary has received since January 1, 2018 any written notice or other communication (in writing or otherwise), whether from a Governmental Body, citizens group, employee or otherwise, that alleges that MTS or any MTS Subsidiary is not in compliance with any Environmental Law, and, to the Knowledge of MTS, there are no circumstances that may prevent or interfere with MTS’s compliance with any Environmental Law in the future. To the Knowledge of MTS, since January 1, 2018, no current or  prior property leased or controlled by MTS has had a release of or exposure to Hazardous Materials that would reasonably be expected to result in any material liability of MTS pursuant to Environmental Law.

3.18          Transactions with Affiliates.

(a)          Except as set forth in the MTS SEC Documents filed prior to the date of this Agreement, since the date of MTS’s last proxy statement filed in 2020 with the SEC, no event has occurred that would be required to be reported by MTS pursuant to Item 7.B of Form 20-F promulgated by the SEC.

(b)          Section 3.18(b) of the MTS Disclosure Schedule describes any material transactions or relationships, since January 1, 2018, between, on one hand, MTS or any of its Subsidiaries and, on the other hand, any: (i) executive officer or director of MTS or, to the Knowledge of the MTS, any of its Subsidiaries or any of such executive officer’s or director’s immediate family members, (ii) owner of more than 5% of the voting power of the outstanding MTS Share Capital or (iii) to the Knowledge of the MTS, any “related party” (within the meaning of Item 7.B of Form 20-F) of any such officer, director or owner (other than MTS or its Subsidiaries), in the case of each of sub-sections (i), (ii) or (iii) that is of the type that would be required to be disclosed under Item 7.B of Form 20-F.

(c)          Section 3.18(c) of the MTS Disclosure Schedule lists each investment agreement, shareholders’ agreement, voting agreement, registration rights agreement, co-sale agreement or other similar Contract between the MTS and any holders of MTS Share Capital, including any such Contract granting any Person investor rights, rights of first refusal, rights of first offer, registration rights, warrants, investment agreements, information rights letters, director designation rights or similar rights.

3.19          Insurance. MTS has delivered or made available to the Company accurate and complete copies of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets, liabilities and operations of MTS and its Subsidiaries. Each of such insurance policies is in full force and effect and MTS or any of its Subsidiaries is in compliance in all material respects with the terms thereof. Except as set forth in Section 3.19 of the MTS Disclosure Schedule, other than customary end of policy notifications from insurance carriers, since January 1, 2018, MTS or any of its Subsidiaries has not received any notice or other communication regarding any actual or possible: (i) cancellation or invalidation of any insurance policy; or (ii) refusal or denial of any coverage, reservation of rights or rejection of any material claim under any insurance policy. MTS or any of its Subsidiaries have provided timely written notice to the appropriate insurance carrier(s) of each Legal Proceeding that is currently pending against MTS for which MTS or any of its Subsidiaries has insurance coverage, and no such carrier has issued a denial of coverage or a reservation of rights with respect to any such Legal Proceeding, or informed MTS or any of its Subsidiaries of its intent to do so.

3.20          No Financial Advisors. Except as set forth on Section 3.20 of the MTS Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage fee, finder’s fee, opinion fee, success fee, transaction fee or other fee or commission in connection with the Contemplated Transactions based upon arrangements made by or on behalf of MTS or any of its Subsidiaries.

3.21          Anti-Bribery. Neither MTS nor any of its Subsidiaries nor any of their directors, officers, MTS Contractors, employees or, to MTS’s Knowledge, agents or any other Person acting on their behalf has directly or indirectly made any bribes, rebates, payoffs, influence payments, kickbacks, illegal payments, illegal political contributions, or other payments, in the form of cash, gifts, or otherwise, or taken any other action, in violation of Anti-Bribery Laws. To MTS’s Knowledge, neither MTS nor any of its Subsidiaries is or has ever been the subject of any investigation or inquiry by any Governmental Body with respect to potential violations of Anti-Bribery Laws.

3.22          Valid Issuance. The MTS Ordinary Shares, MTS New Preferred A-1 Shares and MTS New Preferred B Shares to be issued in the Merger will, when issued in accordance with the provisions of this Agreement, be validly issued, fully paid and nonassessable.

3.23          Opinion of Financial Advisor. The MTS Board has received an opinion of Variance Ascola Ltd. to the effect that, as of the date of this Agreement and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio is, from a financial point of view, fair and reasonable. It is agreed and understood that such opinion is for the benefit of the MTS Board and may not be relied upon by the Company.

3.24          Shell Company Status. MTS is not an issuer identified in Rule 144(i)(1) promulgated under the Securities Act or a shell company as defined in Rule 12b-2 promulgated under the Exchange Act

3.25          Trade and Sanctions Compliance. MTS and its Subsidiaries are and have been at all times in compliance in all material respects with all applicable Trade Control Laws. MTS and its Subsidiaries have not been cited, cautioned, fined or otherwise made aware of any asserted past or present failure to comply with Trade Control Laws and no investigation or proceeding with respect to any alleged non-compliance with Trade Control Laws is pending or threatened. None of MTS or its Subsidiaries or, to MTS’s Knowledge, any security holder that holds more than 10% of MTS’s Share Capital, are designated under Executive Order 13224 (September 24, 2001) or designated on any prohibited party list maintained by the Office of Foreign Assets Control, Department of the Treasury, including the Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, and Sectoral Sanctions Identifications List.

3.26          Disclaimer of Other Representations or Warranties. Except as set forth in this Section 3 or in any certificate delivered by MTS or Merger Sub to the Company pursuant to this Agreement (including the MTS Disclosure Schedule), neither MTS nor Merger Sub makes any representation or warranty, express or implied, at law or in equity, with respect to it or any of its assets, liabilities or operations, and any such other representations or warranties are hereby expressly disclaimed.

4.	CERTAIN COVENANTS OF THE PARTIES

4.1          Operation of MTS’s Business.

(a)          Except as set forth in Section 4.1(a) of the MTS Disclosure Schedule, as expressly permitted by this Agreement, as required by applicable Law or unless the Company shall otherwise consent in writing, during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Section 9 and the Effective Time (the “Pre-Closing Period”): (i) MTS and its Subsidiaries shall conduct their business and operations in the Ordinary Course of Business subject to and without derogating from any of MTS’s covenants set forth in Section 4.1(b), provided that during any period of full or partial suspension of operations related to the coronavirus (COVID-19) pandemic, MTS may, in connection with the coronavirus (COVID-19) pandemic, take such actions as are reasonably necessary: (x) to protect the health and safety of MTS’s or any of its Subsidiaries’ employees and other individuals having business dealings with MTS or any of its Subsidiaries; or (y) to respond to third-party supply or service disruptions caused by the coronavirus (COVID-19) pandemic, provided further that following any such suspension, to the extent that MTS took any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the Ordinary Course of Business consistent with past practice, to resume conducting its business in the Ordinary Course of Business consistent with past practice in all material respects as soon as reasonably practicable; and (ii) MTS and its Subsidiaries shall conduct their business and operations in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute MTS Material Contracts.

(b)          Except: (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.1(b) of the MTS Disclosure Schedule, (iii) for entering into and consummating customary agreements with respect to pre-Closing financing required by MTS with investors agreed by the Company after receiving the consent of the Company to such agreements, which shall not be unreasonably delayed, withheld or conditioned, (iv) as required by applicable Law, or (v) with the prior written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, MTS shall not, nor shall it cause or permit any of its Subsidiaries to, do any of the following:

(i)          declare, accrue, set aside or pay any dividend or make any other distribution in respect of any of its shares or make any other actual, constructive or deemed distribution in respect of the MTS Share Capital, except for cash dividends made by any direct or indirect Subsidiary of MTS to MTS or one of its Subsidiaries, or directly or indirectly acquire, repurchase, redeem or otherwise reacquire any of its shares or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the MTS Share Plans and in accordance with their current terms);

(ii)         sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any shares or other security of MTS (except for MTS Ordinary Shares issued upon the valid exercise of outstanding MTS Options and except as contemplated by the Reverse Split); (B) any option, warrant or right to acquire any shares or any other security; or (C) any instrument convertible into or exchangeable for any shares or other security of MTS;

(iii)        propose to adopt a plan of merger, consolidation, restructuring, recapitalization or other reorganization of MTS, or initiate the election or appointment of any new directors or executive officers of MTS, except for reelection of incumbent directors and the transactions contemplated by this Agreement and actions and resolutions adopted in the course of its implementation;

(iv)         except as required to give effect to anything in contemplation of the Closing, amend any of its or its Subsidiaries’ Organizational Documents, or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split, or similar transaction except, for the avoidance of doubt, the Contemplated Transactions and as permitted by this Agreement;

(v)          form any Subsidiary, except for Merger Sub, or acquire any equity interest or other interest in any other Entity or enter into a joint venture, strategic alliance or partnership with any other Entity;

(vi)         acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner) (1) any business or other Person or (2) any assets that are material, individually or in the aggregate, to MTS and the MTS Subsidiaries, taken as a whole; or (3) sell, lease (as lessor), license or otherwise dispose of or subject to any Encumbrance any properties or assets of MTS or its Subsidiaries, which are material to MTS and its Subsidiaries individually or taken as a whole;

(vii)        (A) lend money to any Person (except for reasonable advances to employees and consultants for travel and other reasonable business related expenses in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities of others;

(viii)       recognize any labor union, labor organization, or similar Person;

(ix)         enter into any material transaction outside the Ordinary Course of Business;

(x)          acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(xi)         sell, assign, transfer, license, sublicense or otherwise dispose of any material MTS IP, other than in the Ordinary Course of Business;

(xii)        make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable (subject to good faith disputes with respect to such Taxes), file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement, request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six months), or adopt or change any material accounting method in respect of Taxes;

(xiii)       enter into, materially amend or terminate any MTS Material Contract, except if such execution, amendment or termination is in the Ordinary Course of Business;

(xiv)       (A) except in the Ordinary Course of Business, make any expenditures, incur any Liabilities, settle or discharge or satisfy any claims, litigation, or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or (B) cancel any material indebtedness for borrowed money (individually or in the aggregate) or waive any claims or rights with a value in excess of $250,000, or (C) give any material discount, accommodation or other concession (other than in the Ordinary Course of Business consistent with past practice) in order to accelerate or induce the collection of any receivable;

(xv)         enter into, engage in or amend any transaction or Contract with any interested parties (Ba’alay Inyan);

(xvi)        other than as required by Law or GAAP, take any action to change accounting policies or procedures;

(xvii)       cancel or fail to in good faith seek to renew any material insurance policies;

(xviii)      adopt any new compensation arrangements or benefit plans or materially increase the existing compensation or benefits of any employee, consultant, director or service provider, except for increases to compensation in the Ordinary Course of Business;

(xix)        apply for or accept any material Governmental Grants from any Governmental Body;

(xx)         initiate, settle, compromise, or agree to or settle any claims or Legal Proceeding; or

(xxi)        agree, resolve or commit to do any of the foregoing.

Nothing contained in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of MTS prior to the Effective Time. Prior to the Effective Time, MTS shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

4.2          Operation of the Company’s Business.

(a)          Except as set forth in Section 4.2(a) of the Company Disclosure Schedule, as expressly permitted by this Agreement, as required by applicable Law or unless MTS shall otherwise consent in writing, during the Pre-Closing Period, the Company and its Subsidiary shall conduct their business and operations: (i) in the Ordinary Course of Business subject to and without derogating from any of the covenants of the Company and its Subsidiary set forth in Section 4.2(b), provided that during any period of full or partial suspension of operations related to the coronavirus (COVID-19) pandemic, the Company and its Subsidiary may, in connection with the coronavirus (COVID-19) pandemic, take such actions as are reasonably necessary: (x) to protect the health and safety of their employees and other individuals having business dealings with them; or (y) to respond to third-party supply or service disruptions caused by the coronavirus (COVID-19) pandemic, provided further that following any such suspension, to the extent that the Company or its Subsidiary took any actions pursuant to the immediately preceding proviso that caused deviations from its business being conducted in the Ordinary Course of Business consistent with past practice, to resume conducting its business in the Ordinary Course of Business consistent with past practice in all material respects as soon as reasonably practicable; and (ii) in compliance in all material respects with all applicable Laws and the requirements of all Contracts that constitute Company Material Contracts.

(b)          Except: (i) as expressly permitted by this Agreement, (ii) as set forth in Section 4.2(b) of the Company Disclosure Schedule, (iii) for entering into and consummating customary agreements with respect to the Closing Financing after receiving comments from MTS to such agreements (as set forth in Section 5.20 below), which consent shall not be unreasonably withheld, delayed or conditioned, (iv) as required by applicable Law or (v) with the prior written consent of MTS (which consent shall not be unreasonably withheld, delayed or conditioned), at all times during the Pre-Closing Period, the Company and its Subsidiary shall not do any of the following:

(i)          declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its share capital or make any other actual, constructive or deemed distribution in respect of the Company Capital Stock, or directly or indirectly acquire, or repurchase, redeem or otherwise reacquire any shares of its share capital or other securities (except in connection with the payment of the exercise price and/or withholding Taxes incurred upon the exercise, settlement or vesting of any award granted under the Company Plan in accordance with their current terms);

(ii)         sell, issue, grant, pledge or otherwise dispose of or encumber or authorize any of the foregoing with respect to: (A) any share capital or other security of the Company or its Subsidiary (except for outstanding Company Common Stock issued upon the valid exercise of Company Options, the issuance of the Advisor Warrant and issuance of Company Common Stock upon valid exercise thereof, the conversion of Company Preferred A Stock, the issuance of Company Preferred A-1 Stock to satisfy the Investor Commitment Fee and the issuance of Company Preferred B Stock to the Investor in connection with the Closing Financing); (B) any option, warrant or right to acquire any share capital or any other security, other than option grants to employees and service providers; or (C) any instrument convertible into or exchangeable for any share capital or other security of the Company or its Subsidiary;

(iii)        except as required to give effect to anything in contemplation of the Closing, amend any of its Organizational Documents (other than Articles of Amendment as contemplated in Section 5.18), or effect or be a party to any merger, consolidation, share exchange, business combination, recapitalization, reclassification of shares, stock split, reverse stock split or similar transaction except, for the avoidance of doubt, the Contemplated Transactions;

(iv)        propose to adopt a plan of merger, consolidation, restructuring, recapitalization or other reorganization of the Company or its Subsidiary, or elect or appoint any new directors or executive officers of the Company or its Subsidiaries, except for the appointment of one additional director as communicated to MTS and except for the transactions contemplated by this Agreement and actions and resolutions adopted in the course of its implementation;

(v)          form any Subsidiary or acquire any equity interest or other interest in any other Entity or enter into a joint venture, strategic alliance or partnership with any other Entity;

(vi)         acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner) (1) any business or other Person or (2) any assets that are material, individually or in the aggregate, to the Company and its Subsidiary; or (3) other than in the Ordinary Course of Business, sell, lease (as lessor), license or otherwise dispose of or subject to any Encumbrance any properties or assets of the Company or its Subsidiary, which are material to the Company or Subsidiary, except for purchases of inventory, services or supplies in the Ordinary Course of Business;

(i)          (A) lend money to any Person (except for reasonable advances to employees and consultants for travel and other reasonable business related expenses in the Ordinary Course of Business), (B) incur or guarantee any indebtedness for borrowed money, or (C) guarantee any debt securities of others;

(viii)       recognize any labor union, labor organization, or similar Person;

(ix)         enter into any material transaction other than in the Ordinary Course of Business;

(x)          acquire any material asset or sell, lease or otherwise irrevocably dispose of any of its assets or properties, or grant any Encumbrance with respect to such assets or properties, except in the Ordinary Course of Business;

(xi)         sell, assign, transfer, license, sublicense or otherwise dispose of any material Company IP (other than pursuant to non-exclusive licenses in the Ordinary Course of Business);

(xii)        make, change or revoke any material Tax election, fail to pay any income or other material Tax as such Tax becomes due and payable (subject to good faith disputes with respect to such Taxes), file any amendment making any material change to any Tax Return, settle or compromise any income or other material Tax liability, enter into any Tax allocation, sharing, indemnification or other similar agreement or arrangement (other than customary commercial contracts entered into in the Ordinary Course of Business the principal subject matter of which is not Taxes), request or consent to any extension or waiver of any limitation period with respect to any claim or assessment for any income or other material Taxes (other than pursuant to an extension of time to file any Tax Return granted in the Ordinary Course of Business of not more than six months), or adopt or change any material accounting method in respect of Taxes;

(xiii)       enter into, materially amend or terminate any Company Material Contract, except if such execution, amendment or termination is in the Ordinary Course of Business or is required or reasonably advisable to issue shares in connection with the Closing Investment Amount and/or the Investor Committement Fee in order to facilitate the Closing, which, for clarity, will include enterting into Closing Financing Amendments as contemplated in Section 5.18;

(xiv)       (A) except in the Ordinary Course of Business, make any expenditures, incur any Liabilities, settle or discharge or satisfy any claims, litigation, or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), or (B) cancel any material indebtedness for borrowed money (individually or in the aggregate) or waive any claims or rights with a value in excess of $250,000, or (C) give any material discount, accommodation or other concession (other than in the Ordinary Course of Business consistent with past practice) in order to accelerate or induce the collection of any receivable;

(xv)         enter into, engage in or amend any transaction or Contract with any “related party”, except as required for the consummation of the Closing;

(xvi)        other than as required by Law or GAAP, take any action to change accounting policies or procedures;

(xvii)       cancel or fail to in good faith seek to renew any material insurance policies;

(xviii)      apply for or accept any material Governmental Grants from any Governmental Body;

(xix)        initiate or settle, compromise, or agree to settle any Legal Proceeding; or

(xx)         agree, resolve or commit to do any of the foregoing.

(c)          Nothing contained in this Agreement shall give MTS, directly or indirectly, the right to control or direct the operations of the Company or its Subsidiary prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over the business operations of the Company and its Subsidiary.

4.3          Access and Investigation. Subject to the terms of the Confidentiality Agreement, which the Parties agree will continue in full force following the date of this Agreement, during the Pre-Closing Period, upon not less than three (3) Business Days’ notice, MTS, on the one hand, and the Company, on the other hand, shall and shall use commercially reasonable efforts to cause such Party’s Representatives  and Subsidiaries to: (a) provide the other Party and such other Party’s Representatives with reasonable access during normal business hours to such Party’s Representatives, personnel, property (taking into account any restricted access to such property due to the coronavirus (COVID-19) pandemic) and assets, and to all existing books, records, Tax Returns, work papers and other documents and information relating to such Party and its Subsidiaries; (b) provide the other Party and such other Party’s Representatives with such copies of the existing books, records, Tax Returns, work papers, product data, and other documents and information relating to such Party and its Subsidiaries, and with such additional financial, operating and other data and information regarding such Party and its Subsidiaries as the other Party may reasonably request; (c) permit the other Party’s officers and other employees to hold discussions, upon reasonable notice and during normal business hours, with the chief financial officer and other officers and managers of such Party responsible for such Party’s financial statements and the internal controls of such Party to discuss such matters as the other Party may deem necessary or appropriate and; (d) make available to the other Party copies of unaudited financial statements, material operating and financial reports prepared for senior management or the board of directors of such Party, and any material notice, report or other document filed with or sent to or received from any Governmental Body in connection with the Contemplated Transactions. Any investigation conducted by either MTS or the Company pursuant to this Section 4.3 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the other Party. Each Party shall provide the other Party with unaudited cash balances of such Party and its Subsidiaries promptly after such cash balances are available to such Party, and with a statement of accounts payable of such Party and its Subsidiaries as of the end of each calendar month, promptly after such Party prepares such a statement, all to the extent prepared by and available to such Party.

Notwithstanding the foregoing, any Party may restrict the foregoing access to the extent that any Law applicable to such Party requires such Party to restrict or prohibit access to any such properties or information or as may be necessary to preserve the attorney-client privilege under any circumstances in which such privilege may be jeopardized by such disclosure or access.

4.4          Non-Solicitation.

(a)          Subject to the other provisions of this Section 4.4, during the Pre-Closing Period, each Party agrees that neither it nor any of its Subsidiaries shall, nor shall it nor any of its Subsidiaries authorize or permit any of the Representatives retained by it or any of its Subsidiaries to directly or indirectly: (i) solicit, initiate, respond to or take any action to facilitate or encourage any inquiries or the communication, making, submission or announcement of any Acquisition Proposal or Acquisition Inquiry or take any action that could reasonably be expected to lead to an Acquisition Proposal or Acquisition Inquiry; (ii) enter into or participate in any discussions (other than to inform any Person of the existence of the provisions in this Section 4.4) or negotiations with any Person with respect to any Acquisition Proposal or Acquisition Inquiry; (iii) furnish any information regarding such Party to any Person in connection with, in response to, relating to or for the purpose of assisting with or facilitating an Acquisition Proposal or Acquisition Inquiry; (iv) approve, endorse or recommend any Acquisition Proposal (subject to Section 5.2); (v) execute or enter into any letter of intent or similar document or any Contract contemplating or otherwise relating to any Acquisition Transaction; or (vi) grant any waiver or release under any confidentiality, standstill or similar agreement (other than to the other Party).

(b)          Notwithstanding anything contained in Section 4.4(a), prior to receipt of the Required MTS Shareholder Vote, each Party (i) may enter into discussions or negotiations with, any Person that has made (and not withdrawn) a bona fide, unsolicited, Acquisition Proposal, which such Party’s Board of Directors determines in good faith, after consultation with its independent financial advisor, if any, and its outside legal counsel, constitutes, or would reasonably be expected to result in, a Superior Offer, and (ii) may thereafter furnish to such Person non-public information regarding such Party pursuant to an executed confidentiality agreement at least as favorable to such Party as those contained in the Confidentiality Agreement, but in each case of the foregoing clauses (i) and (ii), only if: (A) neither such Party nor any Representative of such Party has breached this Section 4.4; (B) the Board of Directors of such Party determines in good faith based on the advice of outside legal counsel, that the failure to take such action would constitute a breach of the fiduciary duties of the Board of Directors of such Party under applicable Law; (C) at least three (3) Business Days prior to furnishing any such non-public information to, or entering into discussions with, such Person (“Notice Period”), such Party gives the other Party(ies) written notice of the identity of such Person and of such Party’s intention to furnish non-public information to, or enter into discussions with, such Person; and (D) at least three (3) Business Days prior to furnishing any such non-public information to such Person, such Party furnishes such non-public information to the other Party(ies) (to the extent such non-public information has not been previously furnished by such Party to the other Party(ies)).

(c)          If any Party or any Representative or Subsidiary of such Party receives an Acquisition Proposal or Acquisition Inquiry at any time during the Pre-Closing Period, then such Party shall promptly (and in no event later than one Business Day after such Party becomes aware of such Acquisition Proposal or Acquisition Inquiry) advise the other Party(ies) in writing of such Acquisition Proposal or Acquisition Inquiry (including the identity of the Person making or submitting such Acquisition Proposal or Acquisition Inquiry, and the terms thereof). Such Party shall keep the other Party(ies) fully informed, on a current basis, in all material respects with respect to the status and terms of any such Acquisition Proposal or Acquisition Inquiry and any modification or proposed modification thereto. In addition to the foregoing, each Party shall provide the other Party(ies) with at least five (5) Business Days’ written notice of a meeting of its board of directors (or any committee thereof) at which its board of directors (or any committee thereof) is reasonably expected to consider an Acquisition Proposal or Acquisition Inquiry it has received.

(d)          Each Party shall and shall cause its respective Representatives to, cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their Representatives to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date hereof with respect to any Acquisition Proposal. The Parties shall promptly (and in any event within three (3) Business Days following the date hereof) request in writing each Person which has heretofore executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal to return all confidential information heretofore furnished to such Person by or on behalf of the respective Party, and such Party shall use commercially reasonable efforts to have such information returned or destroyed (to the extent destruction of such information is permitted by such confidentiality agreement).

4.5          Notification of Certain Matters. During the Pre-Closing Period, each Party (the “Notifying Party”) shall promptly notify the other Party (and, if in writing, furnish copies of) if any of the following occurs: (i) any notice or other communication is received from any Person alleging that the Consent of such Person is or may be required in connection with any of the Contemplated Transactions; (ii) any Legal Proceeding against or involving or otherwise affecting the Notifying Party is commenced, or, to the Knowledge of the Notifying Party, threatened against the Notifying Party or, to the Knowledge of the Notifying Party, any director or officer of the Notifying Party; (iii) the Notifying Party becomes aware of any inaccuracy in any representation or warranty made by it in this Agreement; or (iv) the failure of the Notifying Party to comply with any covenant or obligation of the Notifying Party; in the case of sub-sections (iii) and (iv) that could reasonably be expected to make the timely satisfaction of any of the conditions set forth in Sections 6, 7 or 8, as applicable, impossible or materially less likely. No notification given to a Party pursuant to this Section 4.5 shall change, limit or otherwise affect any of the representations, warranties, covenants or obligations of the Notifying Party contained in this Agreement or the Notifying Party’s Disclosure Schedule for purposes of Sections 6, 7 or 8, as applicable.

5.	ADDITIONAL AGREEMENTS OF THE PARTIES.

5.1          Proxy Statement.

(a)          As promptly as practicable after the execution of this Agreement, the Parties shall prepare, and MTS shall cause to be filed with the SEC, the Proxy Statement. MTS covenants and agrees that the Proxy Statement, including any pro forma financial statements included therein (and the notice of meeting and form of proxy included therewith), will not, at the time that the Proxy Statement or any amendments or supplements thereto is filed with the SEC or is first mailed to MTS’s shareholders contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information provided by the Company to MTS for inclusion in the Proxy Statement (including the Company Financials, description of the Company’s business, risk factors and any other disclosure deemed required or advisable by the Parties) will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, MTS makes no covenant, representation or warranty with respect to statements made in the Proxy Statement (and the notice of meeting and form of proxy included therewith), if any, based on information provided by the Company or any of their Representatives for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Proxy Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC. Each of the Parties shall make commercially reasonable efforts to cause the Proxy Statement to comply with the applicable rules and regulations promulgated by the SEC and by the Companies Law and regulations promulgated thereunder. MTS shall make commercially reasonable efforts to cause the Proxy Statement to be mailed to MTS’s shareholders in accordance with the applicable rules and regulations promulgated by the SEC and under the Companies Law and regulations promulgated thereunder. Each Party shall promptly furnish to the other Party all information concerning such Party and such Party’s Affiliates and such Party’s shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.1. If MTS, Merger Sub or the Company become aware of any event or information that, pursuant to the Exchange Act, should be disclosed in an amendment or supplement to the Proxy Statement, then such Party shall promptly inform the other Parties thereof and shall cooperate with such other Parties in filing such amendment or supplement with the SEC and, if appropriate, in mailing such amendment or supplement to MTS’s shareholders.

(b)          The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives, with all true, correct and complete information regarding such Party or its Subsidiaries that is required by Law to be included in the Proxy Statement or reasonably requested by the other Party to be included in the Proxy Statement.

5.2          MTS Shareholders’ Meeting; Merger Sub Approval.

(a)          Promptly after the Proxy Statement has been finalized in accordance with Section 5.1, MTS shall take all action necessary under applicable Law to call, give notice of and hold a meeting of the holders of MTS Ordinary Shares (on an as-converted basis, in accordance with the MTS Articles) for the purpose of seeking approval of (i) the change of control of MTS resulting from the Merger pursuant to the Nasdaq rules, (ii) the issuance of a “control stake” (dvukat shlita) or more than 45% of the voting rights, as the case may be, to SportsHub Games Network, Inc. pursuant to the terms of Section 328(b)(1) of the Companies Law, (iii) the issuance of the MTS Ordinary Shares, MTS New Preferred A-1 Shares and MTS New Preferred B Shares in an unregistered offering pursuant to the Nasdaq rules, (iv) the adoption of the Restated MTS Articles, which shall include (A) an increase to the Company’s registered capital and, if agreed by the Parties, changes to reflect the Reverse Split, (B) the creation of the MTS New Preferred A-1 Shares and MTS New Preferred B Shares and (C) a name change of MTS (subject to consent of the Israeli Companies Registrar), effective upon the Merger, (v) the election of the Company’s board nominees as board members, commencing at the Effective Time, (vi) the purchase by MTS of the D&O Tail Policy, (vii) the adoption of the form of Indemnification Agreement to be entered into by each member of MTS’s Board of Directors and officers from time to time (post-Closing), (viii) adoption of the Company Plan and New Company Plan by MTS, as determined by the Company, and (ix) any other matter required or advisable, at the reasonable discretion of the Board of Directors of MTS or the Company and as agreed to by the other Party, including without limitation, compensation matters, in order to give effect to, and reflect governance, leadership and operational changes in connection with, the transactions contemplated under this Agreement (the matters contemplated by this Section 5.2(a) are referred to as the “MTS Shareholder Matters,” and such meeting, the “MTS Shareholders’ Meeting”).

(b)          The MTS Shareholders’ Meeting shall be held as promptly as practicable after the Proxy Statement has been finalized in accordance with Section 5.1. MTS shall take reasonable measures to ensure that all proxies solicited in connection with the MTS Shareholders’ Meeting are solicited in compliance with all applicable Law. Notwithstanding anything to the contrary contained herein, if on the date of the MTS Shareholders’ Meeting, or a date preceding the date on which the MTS Shareholders’ Meeting is scheduled, MTS reasonably believes that: (i) it will not receive proxies sufficient to obtain the Required MTS Shareholder Vote, whether or not a quorum would be present or (ii) it will not have sufficient MTS Ordinary Shares represented (whether in person or by proxy) to constitute a quorum necessary to conduct the business of the MTS Shareholders’ Meeting, MTS may postpone or adjourn, or make one or more successive postponements or adjournments of, the MTS Shareholders’ Meeting as long as the date of the MTS Shareholders’ Meeting is not postponed or adjourned more than an aggregate of 60 calendar days in connection with any postponements or adjournments.

(c)          MTS agrees that, subject to Section 5.2(d): (1) the MTS Board shall recommend that MTS’s shareholders vote to approve the MTS Shareholder Matters, (2) the Proxy Statement shall include a statement to the effect that the MTS Board recommends that MTS’s shareholders vote to approve the MTS Shareholder Matters (the “MTS Board Recommendation”); and (3) the MTS Board Recommendation shall not be withheld, amended, withdrawn or modified in a manner adverse to the Company without the Company’s prior written consent (the actions set forth in the foregoing clause (iii), collectively, an “MTS Board Adverse Recommendation Change”).

(d)           Notwithstanding the foregoing, at any time prior to the receipt of the Required MTS Shareholder Vote, the MTS Board may make an MTS Board Adverse Recommendation Change, if (i) without any a breach of (or in violation of) Section 4.4, the MTS Board has received an Acquisition Proposal that the MTS Board has determined in its reasonable, good faith judgment, after consultation with MTS’s outside legal counsel, constitutes a Superior Offer, and (ii) the MTS Board determines in its good faith judgment, after consultation with MTS’s outside legal counsel, that given the Superior Offer, failing to make an MTS Board Adverse Recommendation Change would reasonably constitute a breach of its fiduciary obligations under applicable Law; provided, however, that prior to MTS taking any action permitted under this Section 5.2(d), MTS must (1) promptly notify the Company, in writing, within the Notice Period before making an MTS Board Adverse Recommendation Change, of its intention to take such action with respect to a Superior Offer, which notice shall state expressly that MTS has received an Acquisition Proposal that the MTS Board intends to declare a Superior Offer and that the MTS Board intends to make an MTS Board Adverse Recommendation Change, and (2) attach to such notice the most current version of the proposed agreement and the identity of the third party making such Superior Offer. Nothing contained in this Agreement shall prohibit MTS or the MTS Board from making any disclosure to the MTS Shareholders if the MTS Board determines in good faith, after consultation with its outside legal counsel, that such disclosure is required for the MTS Board to comply with its fiduciary duties to the MTS Shareholders under applicable Law; provided, however, that any such disclosure or public statement shall be deemed to be an MTS Board Adverse Recommendation Change subject to the terms and conditions of this Agreement unless the MTS Board shall reaffirm the MTS Board Recommendation in such disclosure or public statement or within five (5) Business Days of such disclosure or public statement.

(e)          Promptly after the execution of this Agreement, and in any event within 2 Business Days thereafter, MTS, as the sole stockholder of Merger Sub, shall deliver to the Company a unanimous written consent in lieu of a meeting that adopted and approved this Agreement and the Contemplated Transactions.

(f)          MTS as the sole stockholder of Merger Sub shall not take any action to rescind the unanimous written consent in lieu of a meeting that adopted and approved this Agreement and the Contemplated Transactions.

5.3          Form F-3 Registration Statement.

(a)          As promptly as practicable after the execution of this Agreement, the Parties shall prepare, and MTS shall cause to be filed with the SEC, a registration statement on Form F-3 (the “Registration Statement”) registering the following for resale: (i) if requested by the Company, all of the MTS Ordinary Shares to be issued to the Investor as the Investor Commitment Fee and/or the MTS Ordinary Shares underlying the MTS New Preferred B Shares to be issued as Merger Consideration, (ii) all of the MTS Ordinary Shares to be issued to the Company Shareholders set forth on Schedule 5.3, (iii) all of the MTS Ordinary Shares issuable upon conversion of MTS New Preferred A-1 Shares to be issued as Merger Consideration, and (iv) all of the MTS Ordinary Shares issuable upon exercise of the Company Warrants set forth on Schedule 5.3, which will be converted into MTS Warrants at the Effective Time. MTS covenants and agrees that the Registration Statement, at the time that the Registration Statement or any amendments or supplements thereto is filed with the SEC, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The Company covenants and agrees that the information provided by the Company to MTS for inclusion in the Registration Statement will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing, MTS makes no covenant, representation or warranty with respect to statements made in the Registration Statement, if any, based on information provided by the Company or any of its Representatives for inclusion therein. The Company and its legal counsel shall be given reasonable opportunity to review and comment on the Registration Statement, including all amendments and supplements thereto, prior to the filing thereof with the SEC. Each of the Parties shall make commercially reasonable efforts to promptly address any comments received from the SEC with respect to the Registration Statement and to cause the Registration Statement, and all amendments and supplements thereto, to comply with the applicable rules and regulations promulgated by the SEC and by the Companies Law and regulations promulgated thereunder.

(b)          The Parties shall reasonably cooperate with each other and provide, and require their respective Representatives to provide, the other Party and its Representatives, with all true, correct and complete information regarding such Party or its Subsidiaries that is required by Law to be included in the Registration Statement or reasonably requested by the other Party to be included in the Registration Statement.

5.4          Tax Ruling.  As promptly as practicable following execution of this Agreement, the Company shall cause its Israeli counsel to prepare and file with the ITA an application in order to obtain the Tax Ruling. It is agreed that the language of the application (or applications as the case may be) for the Tax Ruling, as well as the final version of the Tax Ruling, shall be subject to the prior written approval of the Company and MTS. MTS’s tax advisor will be provided with a prior notice on any meeting or discussion with the ITA in this regard, and if chooses, it will be allowed to participate in such meeting or discussions with the ITA; in the event MTS’s tax advisor decides not to participate in such meeting or discussion with the ITA, then immediately after such meeting or discussion, MTS’s tax advisor will be provided with an update on the content of such meeting or discussion.

5.5          Regulatory Approvals.

(a)          Each Party shall use commercially reasonable efforts to file or otherwise submit, as soon as practicable after the execution of this Agreement, all applications, notices, reports, filings and other documents reasonably required to be filed by such Party with or otherwise submitted by such Party to any Governmental Body with respect to the Contemplated Transactions, and to submit promptly any additional information requested by any such Governmental Body.

(b)          Each of the Parties shall use its commercially reasonable efforts to (i) cooperate in all respects with each other in connection with timely making all required filings and submissions and timely obtaining all related consents, permits, authorizations or approvals pursuant to Section 5.5(a); and (ii) keep the other Parties informed in all material respects and on a reasonably timely basis of any communication received by such Party from, or given by such Party to, any Governmental Body relating to the Contemplated Transactions. Subject to applicable Law relating to the exchange of information, each Party shall, to the extent practicable, give the other party reasonable advance notice of all material communications with any Governmental Body relating to the Contemplated Transactions and each Party shall have the right to attend or participate in material conferences, meetings and telephone or other communications between the other Parties and regulators concerning the Contemplated Transactions.

5.6          MTS Employees and Employee Benefits.

(a)          For purposes of vesting, eligibility to participate, and level of benefits under the benefit plans, programs, contracts or arrangements of Company providing benefits to any Continuing Employee after the Closing (the “Post-Closing Plans”), each employee who is not an employee of any of MTS or any of its Subsidiaries who is transferred to be employed by MTS or any of its Subsidiaries (or who remains any employee of the Surviving Corporation) immediately following the Closing (“Continuing Employees”) shall be credited with his or her years of service with the Company and its predecessors; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, for purposes of each Post-Closing Plan providing medical, dental, pharmaceutical and/or vision benefits to a Continuing Employee, MTS shall use commercially reasonable efforts to cause all pre-existing condition exclusions and actively-at-work requirements of such Post-Closing Plan to be waived for such Continuing Employee and his or her covered dependents to the extent and unless such conditions would have been waived or satisfied under the employee benefit plan whose coverage is being replaced under the Post-Closing Plan, and MTS shall use commercially reasonable efforts to cause any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the portion of such plan year in which coverage is replaced with coverage under a Post-Closing Plan to be taken into account under such Post-Closing Plan with respect to the plan year in which participation in such Post-Closing Plan begins for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for such plan year as if such amounts had been paid in accordance with such Post-Closing Plan.

(b)          The provisions of this Section 5.6 are for the sole benefit of MTS and the Company and no provision of this Agreement shall: (i) create any third-party beneficiary or other rights in any Person, including rights in respect of any benefits that may be provided, directly or indirectly, under any Company Benefit Plan, MTS Benefit Plan or Post-Closing Plan or rights to continued employment or service with the Company or MTS (or any Subsidiary thereof), (ii) be construed as an amendment, waiver or creation of or limitation on the ability to terminate any Company Benefit Plan, MTS Benefit Plan or Post-Closing Plan, or (iii) limit the ability of MTS to terminate the employment of any Continuing Employee.

5.7          Indemnification of Officers and Directors.

(a)          From the Effective Time through the seventh anniversary of the date on which the Effective Time occurs, each of MTS and the Surviving Corporation, jointly and severally, shall indemnify and hold harmless each person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, a director, officer, fiduciary or agent of MTS or the Company and their respective Subsidiaries, respectively (the “D&O Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements (collectively, “Costs”), incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the D&O Indemnified Party is or was a director, officer, fiduciary or agent of MTS or of the Company, whether asserted or claimed prior to, at or after the Effective Time, in each case, to the fullest extent permitted under applicable Law. To the extent permitted by the Companies Law, each D&O Indemnified Party will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit, proceeding or investigation from each of MTS and the Surviving Corporation, jointly and severally, upon receipt by MTS or the Surviving Corporation from the D&O Indemnified Party of a request therefor; provided that any such person to whom expenses are advanced provides an undertaking to MTS, to the extent then required by the Companies Law, to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

(b)          The provisions of the MTS Articles with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers of MTS that are presently set forth in the MTS Articles shall not be amended, modified or repealed for a period of seven years from the Effective Time in a manner that would adversely affect the rights thereunder of individuals who, at or prior to the Effective Time, were officers or directors of MTS. The certificate of incorporation and bylaws of the Surviving Corporation shall contain, and MTS shall cause the certificate of incorporation and bylaws of the Surviving Corporation to so contain, provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors and officers as those presently set forth in the Company’s certificate of incorporation and bylaws.

(c)          From and after the Effective Time, (i) the Surviving Corporation shall fulfill and honor in all respects the obligations of the Company to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under the Company’s Organizational Documents and pursuant to any indemnification agreements between the Company and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time and (ii) MTS shall fulfill and honor in all respects the obligations of MTS to its D&O Indemnified Parties as of immediately prior to the Closing pursuant to any indemnification provisions under MTS’s Organizational Documents and pursuant to any indemnification agreements between MTS and such D&O Indemnified Parties, with respect to claims arising out of matters occurring at or prior to the Effective Time.

(d)          From and after the Effective Time, MTS shall maintain directors’ and officers’ liability insurance policies, with an effective date as of the Closing Date, on commercially available terms and conditions and with coverage limits customary for U.S. public companies similarly situated to MTS and in coverage amounts as approved by the Company. In addition, MTS shall purchase, effective as of the Effective Time, a seven-year prepaid “tail policy” for the non-cancellable extension of the directors’ and officers’ liability coverage of MTS’s existing directors’ and officers’ insurance policies for a claims reporting or discovery period of at least seven years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time (a “D&O Tail Policy”), with such policy coverage not in excess of MTS’s current directors’ and officers’ liability insurance policy. During the term of the D&O Tail Policy, MTS shall not take any action following the Effective Time to cause such D&O Tail Policy to be cancelled or any provision therein to be amended or waived in any manner that would adversely affect in any material respect the rights of its former and current officers and directors. MTS will promptly share quotes received for the D&O Tail Policy and the Company shall be permitted to obtain alternative quotes for a D&O Tail Policy that meets the obligations set forth herein from a reputable insurance company reasonably acceptable to MTS, and MTS and the Company will thereafter in good faith mutually select the D&O Tail Policy option that provides the coverage required herein at the lowest cost. MTS will be responsible for payment of all deductibles and other expenses in connection with the D&O Tail Policy following the Effective Time.

(e)          From and after the Effective Time, MTS shall pay all expenses, including reasonable attorneys’ fees, that are incurred by the persons referred to in this Section 5.7 in connection with their successful enforcement of the rights provided to such persons in this Section 5.7.

(f)          All rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Closing, now existing in favor of the current or former directors, officers or employees, as the case may be, of MTS or the Company as provided in their respective Organizational Documents or in any agreement shall survive the Merger and shall continue in full force and effect. The provisions of this Section 5.7 are intended to be in addition to the rights otherwise available to the current and former officers and directors of MTS and the Company by Law, charter, statute, bylaw or agreement, and shall operate for the benefit of, and shall be enforceable by, each of the D&O Indemnified Parties, their heirs and their representatives, who are all intended to be third party beneficiaries of this Section 5.7 and each of whom may enforce the provisions of this Section 5.7.

(g)          In the event MTS or the Surviving Corporation or any of their respective successors or assigns: (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, (ii) reincorporates into a new or existing legal entity, or (iii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of MTS or the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.7. MTS shall cause the Surviving Corporation to perform all of the obligations of the Surviving Corporation under this Section 5.7. The obligations set forth in this Section 5.7 shall not be terminated, amended or otherwise modified in any manner that adversely affects any D&O Indemnified Party, or any person who is a beneficiary under the policies referred to in this Section 5.7 and their heirs and representatives, without the prior written consent of such affected D&O Indemnified Party or other person.

               5.8          IIA Undertakings. Within 10 days following the Closing, the Company undertakes to provide MTS executed IIA Undertakings, in the form attached hereto as Schedule 5.8, by each Company Shareholder expected to hold more than 5% of the MTS Ordinary Shares (on an as-converted basis) immediately following the Closing. MTS will submit such IIA Undertakings together with the IIA Notice to the IIA.

               5.9          Additional Agreements. The Parties shall (a) use commercially reasonable efforts to cause to be taken all actions necessary to consummate the Contemplated Transactions and (b) reasonably cooperate with the other Parties and provide the other Parties with such assistance as may be reasonably requested for the purpose of facilitating the performance by each Party of its respective obligations under this Agreement and to enable the Surviving Corporation to continue to meet its obligations under this Agreement following the Closing. Without limiting the generality of the foregoing, each Party to this Agreement: (i) shall make all filings and other submissions (if any) and give all notices (if any) required by applicable Law to be made and given by such Party in connection with the Contemplated Transactions; (ii) shall use reasonable best efforts to obtain each Consent (if any) reasonably required to be obtained (pursuant to any applicable Law or Contract, or otherwise) by such Party in connection with the Contemplated Transactions or for such Contract (with respect to Contracts set forth in Section 5.9 of the Company Disclosure Schedule) to remain in full force and effect; (iii) shall use commercially reasonable efforts to lift any injunction prohibiting, or any other legal bar to, the Contemplated Transactions; and (iv) shall use commercially reasonable efforts to satisfy the conditions precedent to the consummation of this Agreement.

               5.10          Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and MTS and thereafter MTS and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to MTS Associates or Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Contemplated Transactions and shall not issue any such press release, public statement or announcement to MTS Associates or Company Associates without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Each of MTS and the Company agree that any information regarding such Party or its Subsidiaries that is provided by such Party for inclusion in any press release, public statement, announcement, or submission to the SEC, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make such information not misleading. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in MTS SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party); (b) a Party may, without the prior consent of the other Party hereto, but subject to giving advance notice to the other Party and permitting a reasonable opportunity to provide comments, issue any such press release or make any such public announcement or statement as may be required by any Law; and (c) except if (with such exception applying solely with respect to) any information regarding the Company or its Subsidiary or business operations is included or referenced, MTS need not consult with the Company in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.2(d) or with respect to any Acquisition Proposal or MTS Board Adverse Recommendation Change.

               5.11          Listing. MTS shall use its commercially reasonable efforts, (a) to the extent required by the rules and regulations of Nasdaq, to prepare and submit to Nasdaq a notification form for the listing of the MTS Ordinary Shares to be issued in connection with the Contemplated Transactions, and to cause such shares to be approved for listing (subject to official notice of issuance); and (b) to file an initial listing application for the MTS Ordinary Shares on Nasdaq (the “Nasdaq Listing Application”) and to cause such Nasdaq Listing Application to be approved prior to the Effective Time subject to official notice of issuance. The Parties will use commercially reasonable efforts to coordinate with respect to compliance with Nasdaq rules and regulations. The Company agrees to pay all Nasdaq fees associated with the Nasdaq Listing Application and any payments charged by consultants reasonably agreed upon by the Company and MTS assisting with the listing process. The Company will cooperate with MTS as reasonably requested by MTS with respect to the Nasdaq Listing Application and promptly furnish to MTS all information concerning the Company and its shareholders that may be required or reasonably requested in connection with any action contemplated by this Section 5.11.

               5.12          Tax Matters.

(a)          MTS, Merger Sub and the Company shall use their respective commercially reasonable efforts to cause the Merger to qualify, and agree not to, and not to permit or cause any Affiliate or any Subsidiary to, take any actions or cause any action to be taken which would reasonably be expected to prevent the Merger from qualifying, as a “reorganization” under Section 368(a) of the Code or to prevent MTS from being treated as a domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code following the Merger.

(b)          The Parties shall treat and shall not take any tax reporting position inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code or  the treatment of MTS as a domestic corporation for U.S. federal income tax purposes under Section 7874(b) of the Code for U.S. federal, state and other relevant Tax purposes, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

(c)          All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the Merger (collectively, “Transfer Taxes”) shall be paid when due by the Party upon which such Taxes and fees are imposed under applicable Law, and such Party will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Transfer Taxes, and, if required by applicable Law, the applicable shareholders and the Parties hereto will, and will cause their applicable Affiliates to, join in the execution of any such Tax Returns and other documentation.

(d)          The Parties will cooperate in preparing and filing all Tax Returns of the Company that are required to be filed for any taxable periods ending on or before the Closing Date. All such Tax Returns will be prepared by treating items on such Tax Returns in a manner consistent with the past practices of the Company with respect to such items, except as required by applicable Law.

               5.13          Legends. MTS shall be entitled to place appropriate legends on the book entries and/or certificates evidencing any MTS Ordinary Shares, MTS New Preferred A-1 Shares, MTS New Preferred B Shares, MTS Options or MTS Warrants to be received in connection with the Contemplated Transactions or the Merger, including those equity holders who may be considered “affiliates” of MTS for purposes of Rules 144 and 145 under the Securities Act reflecting the restrictions set forth in Rules 144 and 145 and to issue appropriate stop transfer instructions to the transfer agent for MTS Ordinary Shares.

5.14          Allocation Certificates.

(a)          The Company will prepare and deliver to MTS at least ten (10) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of the Company (or, if there is no Chief Financial Officer, the principal accounting officer of the Company) in a form reasonably acceptable to MTS, which sets forth a true and complete list, as of immediately prior to the Effective Time and after giving effect to the closing of the Closing Financing: (i) each holder of Company Capital Stock, Company Warrants and Company Options, (ii) such holder’s name and address; (iii) the number and type of Company Capital Stock held and/or underlying the Company Warrants or Company Options as of immediately prior to the Effective Time for each such holder; (iv) with respect to each share of Company Capital Stock, Company Warrant or Company Option which is a covered security within the meaning of Section 6045 of the Code the cost basis and acquisition date of such security; and (v) the number of MTS Ordinary Shares, MTS New Preferred A-1 Shares and MTS New Preferred B Shares to be issued to such holder, or to underlie any MTS Warrants or MTS Options to be issued to such holder, pursuant to this Agreement in respect of the Company Capital Stock, Company Warrants or Company Options held by such holder as of immediately prior to the Effective Time (the “Allocation Certificate”).

(b)          MTS will prepare and deliver to the Company at least ten (10) Business Days prior to the Closing Date a certificate signed by the Chief Financial Officer of MTS in a form reasonably acceptable to the Company, setting forth, as of immediately prior to the Effective Time, the number of MTS Ordinary Shares outstanding (on an as-converted basis), MTS Options or MTS Warrants (the “MTS Outstanding Shares Certificate”).

5.15          Company Financial Statements. As promptly as reasonably practicable following the date of this Agreement: (i) the Company will furnish to MTS audited financial statements for the fiscal years ended 2019 and 2020 for inclusion in the Proxy Statement (the “Company Audited Financial Statements”) and (ii) the Company will furnish to MTS unaudited interim financial statements for each interim period completed prior to Closing that would be required to be included in the Proxy Statement or any periodic report due prior to the Closing if the Company were subject to the periodic reporting requirements under the Securities Act or the Exchange Act (the “Company Interim Financial Statements”). Each of the Company Audited Financial Statements and the Company Interim Financial Statements will be prepared in accordance with GAAP as applied on a consistent basis during the periods involved (except in each case as described in the notes thereto) and Regulation S-X under the Exchange Act and on that basis will present fairly, in all material respects, the financial position and the results of operations, changes in shareholders’ equity, and cash flows of the Company as of the dates of and for the periods referred to in the Company Audited Financial Statements or the Company Interim Financial Statements, as the case may be.

5.16          Shareholder Litigation. Prior to the Closing, each Party shall conduct and control the settlement and defense of any shareholder litigation against it or any of its directors relating to this Agreement or the Contemplated Transactions; provided that (i) such Party shall keep the other Parties apprised on an ongoing basis of any material developments in connection with any such shareholder litigation and supply upon receipt full copy documentation including, without limitation, letters between counsel and from the plaintiffs, the pleadings and supporting affidavits, (ii) such Party shall consult with the other Parties in connection with the defense and settlement of any such shareholder litigation and (iii) any settlement or other resolution of any such shareholder litigation shall be subject to the approval of the other Parties, which approval shall not be unreasonably withheld, delayed or conditioned.

5.17          Validity of Private Placement. Each of the Company, MTS and the Merger Sub shall take all necessary action on its part such that the issuance of MTS Ordinary Shares, MTS New Preferred A-1 Shares, MTS New Preferred B Shares, MTS Options and MTS Warrants in the Merger shall validly qualify for an exemption from registration and prospectus delivery requirements of the Securities Act and the equivalent state “blue-sky” laws and equivalent provisions under applicable Law.

5.18          Closing Financing; Articles of Amendment. The Company shall manage all the Closing Financing activities. The Company provided to MTS a copy of the Alpha 2020 SPA and the Company will be permitted to amend the Alpha 2020 SPA, including but not limited to, amendments to provide that the Closing Financing will be issued in shares of Company Preferred B Stock and that the Investor Commitment Fee will be issued in shares of Company Preferred A-1 Stock (collectively, “Closing Financing Amendments”), in each case, prior to the Effective Time.  In addition, the Company will be permitted to amend the Company’s Articles of Incorporation to: (a) authorize two new classes of preferred stock, Company Preferred A-1 Stock (“Company Preferred A-1 Stock”) and Company Preferred B Stock (“Company Preferred B Stock”); and (b) increase the authorized capital stock of the Company in an amount reasonably needed to issue to the Investor at and on account of the Closing Financing, in lieu of Company Preferred A Stock (as currently contemplated by the Alpha 2020 SPA), (i) a number of shares of Company Preferred B Stock as would have been convertible into the number of shares of Company Common Stock issuable upon conversion of Company Preferred A Stock that would have been issued in the Closing Financing (under the Alpha 2020 SPA as currently in force); and (ii) a number of shares of Company Series A-1 Stock as would have been convertible into the number of shares of Company Common Stock issuable upon conversion of Company Preferred A Stock that would have been issued to satisfy the Investor Commitment Fee (under the Alpha 2020 SPA as currently in force) (collectively, the “Articles of Amendment”). Notwithstanding the foregoing, MTS shall have an opportunity to reasonably review and comment on, in advance, any Closing Financing Amendments or Articles of Amendment; provided, however, that the foregoing shall not be deemed to oblige the Company in any way to incorporate or accept such comments, unless the Closing Financing Amendments or Articles of Amendment, as the case may be, affect the valuation of the Company.

5.19          Accredited Investor Questionnaires. The Company shall have each holder of the Company’s securities of the Company deliver an executed Accredited Investor Questionnaire to MTS, in a form reasonably acceptable to MTS, prior to the Closing.

5.20          Certain Adjustments. MTS and the Company shall discuss and agree to the terms of a reverse split of the MTS Ordinary Shares, to the extent required (the “Reverse Split”).

5.21          Alpha Waiver. Prior to the Effective Time, the Investor will sign a waiver (the “Investor Waiver”), waiving any contractual or other right it may have in connection with the Merger and the Contemplated Transaction, under the MTS Articles and pursuant to the Alpha SPA, other than such rights specifically set forth in this Agreement.

5.22          Equity Incentive Plan.  MTS shall approve and shall cause the Proxy Statement to seek MTS shareholder approval of the Company Plan and a new equity incentive plan of the Company, in a form provided by the Company with customary terms for equity incentive plans of companies with U.S. based employees, that reserves shares equal to the New Equity Incentive Pool used for purpose of calculating the Exchange Ratio (the “New Company Plan”).

5.23          Shareholder Control Agreement.  Promptly following the Effective Time, the Company shall notify each Company Shareholder that did not expressly consent, effective as of the Effective Time, to the termination of that certain Shareholder Control and Buy-Sell Agreement, dated February 25, 2019, by and among the Company and Company Shareholders, that such agreement is terminated and of no further force and effect.

6.	CONDITIONS PRECEDENT TO OBLIGATIONS OF EACH PARTY

The obligations of each Party to effect the Merger and otherwise consummate the Contemplated Transactions to be consummated at the Closing are subject to the satisfaction or, to the extent permitted by applicable Law, the written waiver by each of the Parties, at or prior to the Closing, of each of the following conditions:

6.1          No Restraints. No temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Contemplated Transactions shall have been issued by any court of competent jurisdiction or other Governmental Body of competent jurisdiction and remain in effect and there shall not be any applicable Law which has the effect of making the consummation of the Contemplated Transactions illegal.

6.2          Shareholder Approval. MTS shall have obtained the Required MTS Shareholder Vote.

6.3          Closing Financing. The Alpha 2020 SPA shall be in full force and effect and concurrently with the Closing cash proceeds of not less than the Closing Investment Amount shall have been received by the Company in connection with the consummation of the transactions contemplated by the Alpha 2020 SPA.

6.4          Dissenters’ Rights. Holders of no more than 2% percent of the outstanding shares of Company Common Stock and Company Preferred Stock, respectively, shall have validly exercised, or remained entitled to exercise, their Appraisal Rights under Sections 471 and 473 of the MBCA.

6.5          Tax Ruling. The Company shall have received the Tax Ruling.

6.6          Articles of Merger. The Articles of Merger have been filed with the Secretary of State of the State of Minnesota and Delaware.

6.7          No Legal Prohibition. No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any order that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger.

6.8          Market Condition. There shall not have occurred and be ongoing any general suspension of trading on the New York Stock Exchange, the Nasdaq Stock Market, or any general bank moratorium or closing that would make completion of the Contemplated Transactions impossible.

6.9          Listing.  (a) The existing MTS Ordinary Shares have been continually listed on The NASDAQ Capital Market as of and from the date of this Agreement through the Closing Date, (b) the MTS Ordinary Shares to be issued in the Merger shall be approved for listing (subject to official notice of issuance) on The NASDAQ Capital Market as of the Effective Time, and (c) to the extent required by NASDAQ Marketplace Rule 5110, the NASDAQ Listing Application has been approved for listing (subject to official notice of issuance).

6.10          No Governmental Proceedings Relating to Contemplated Transactions or Right to Operate Business. There shall not be any Legal Proceeding pending, or overtly threatened in writing, by an official of a Governmental Body in which such Governmental Body indicates that it intends to conduct any Legal Proceeding or taking any other action: (a) challenging or seeking to restrain or prohibit the consummation of the Merger; (b) relating to the Merger and seeking to obtain from MTS, Merger Sub or the Company any damages or other relief that may be material to the Company or MTS; (c) seeking to prohibit or limit in any material and adverse respect a Party’s ability to vote, transfer, receive dividends with respect to or otherwise exercise ownership rights with respect to the stock of the Company; (d) seeking to invalidate or render unenforceable any material provision of this Agreement or any of the other agreements attached as exhibits hereto or contemplated hereby (“Ancillary Documents”); (e) that would materially and adversely affect the right or ability of MTS or the Company to own the assets or operate the business of MTS or the Company; or (f) seeking to compel the Company, MTS or any MTS Subsidiary to dispose of or hold separate any material assets as a result of the Merger.

7.	ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF MTS AND MERGER SUB

The obligations of MTS and Merger Sub to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by MTS, at or prior to the Closing, of each of the following conditions:

7.1          Accuracy of Representations. The representations of the Company contained in this Agreement were accurate as of the date of this Agreement and are accurate as of the Closing Date, in all respects (in the case of any representation containing any materiality qualification) or in all material respects (in the case of any representation without any materiality qualification), except for representations and warranties made as of a specific date, which shall be accurate as of such date, and except for changes contemplated by this Agreement.

7.2          Performance of Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.

7.3          Documents. MTS shall have received the following documents, each of which shall be in full force and effect:

(a)          a certificate executed by the chief executive officer or chief financial officer of the Company certifying: (i) that the conditions set forth in Sections 7.1, 7.2, and 7.4 have been duly satisfied and (ii) that the information set forth in the Allocation Certificate delivered by the Company in accordance with Section 5.14(a) is true and accurate in all respects as of the Closing Date;

(b)          the Investor Waiver;

(c)          The Declaration of Non-Israeli Residence as required under Section 1.8(e); and

(d)          the Allocation Certificate.

7.4           No Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

7.5         FIRPTA Certificate. MTS shall have received from the Company a form of notice to the Internal Revenue Service in accordance with the requirements of Treasury Regulation Section 1.897-2(h) and in form and substance reasonably acceptable to MTS along with written authorization for MTS to deliver such notice form to the Internal Revenue Service on behalf of the Company upon the Closing.

8.          ADDITIONAL CONDITIONS PRECEDENT TO OBLIGATIONS OF THE COMPANY.

The obligations of the Company to effect the Merger and otherwise consummate the transactions to be consummated at the Closing are subject to the satisfaction or the written waiver by the Company, at or prior to the Closing, of each of the following conditions:

8.1          Accuracy of Representations. The representations of MTS and Merger Sub contained in this Agreement were accurate as of the date of this Agreement and are accurate as of the Effective Time, in all respects (in the case of any representation containing any materiality qualification) or in all material respects (in the case of any representation without any materiality qualification), except for representations and warranties made as of a specific date, which shall be accurate as of such date and except for changes contemplated by this Agreement.

8.2          Performance of Covenants. MTS and Merger Sub shall have performed or complied with in all material respects all of their agreements and covenants required to be performed or complied with by each of them under this Agreement at or prior to the Effective Time.

8.3          Documents. The Company shall have received the following documents, each of which shall be in full force and effect:

(a)          a certificate executed by the chief financial officer of MTS certifying that the conditions set forth in Sections 8.1, 8.2, and 8.6 have been duly satisfied;

(b)          the MTS Outstanding Shares Certificate; and

(c)          a written resignation, in a form reasonably satisfactory to the Company, dated effective as of the Closing, executed by each of the directors and officers of MTS who are not to continue as directors and/or officers of MTS after the Closing pursuant to Section 1.4(c) hereof.

8.4          Form 20-F. MTS shall have filed with the SEC its annual report on Form 20-F for the year ended December 31, 2020.

8.5          Registration Statement. The SEC shall have declared effective the Registration Statement.

8.6          No MTS Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any MTS Material Adverse Effect.

8.7          MTS Lock-Up Agreements. The Company shall have received the MTS Lock-Up Agreements duly executed by each of the MTS Lock-Up Signatories, each of which shall be in full force and effect.

8.8          MTS Cash at Closing. (a) MTS and the Company shall have agreed in writing upon the Closing Estimates, or the Accounting Firm shall have delivered its determination with respect to the Closing Estimates, in each case pursuant to Section 1.6, and (b) MTS Cash at Closing at the Anticipated Closing Date shall be at least $900,000 (the “Minimum MTS Cash”), provided, however, Minimum MTS Cash will be increased by an amount equal to the aggregate amount of MTS Transaction Expenses not paid by MTS prior to Closing, if any, but only to the extent such MTS Transaction Expenses were not taken into in the calculation of the MTS Cash at Closing.

9.	TERMINATION

9.1          Termination. This Agreement may be terminated prior to the Effective Time (whether before or after approval of the MTS Shareholder Matters by MTS’s shareholders, unless otherwise specified below):

(a)          by mutual written consent of MTS and the Company;

(b)          by either the Company or MTS if the Closing Date is not on or before June 30, 2021, or such later date as the Company and MTS may mutually agree (except that a party seeking to terminate this Agreement pursuant to this clause may not do so if the failure to consummate the Merger by such date shall be due to the action or failure to act of the Party seeking to terminate this Agreement in breach of such Party’s obligations under this Agreement);

(c)          by either MTS or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a final and non-appealable order, decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the Contemplated Transactions;

(d)          by either MTS or the Company if: (i) the MTS Shareholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and MTS’s shareholders shall have taken a final vote on the MTS Shareholder Matters and (ii) the MTS Shareholder Matters shall not have been approved at the MTS Shareholders’ Meeting (or at any adjournment or postponement thereof) by the Required MTS Shareholder Vote;

(e)          by the Company (at any time prior to obtaining the Required MTS Shareholder Vote) if any of the following events have occurred: (i) MTS shall have failed to include in the Proxy Statement the MTS Board Recommendation or shall have made a MTS Board Adverse Recommendation Change; (ii) the MTS Board or any committee thereof shall have publicly approved, endorsed or recommended any Acquisition Proposal (or shall have not publicly recommended against any Acquisition Proposal that is a tender offer or exchange offer within five Business Days after the commencement thereof); (iii) MTS shall have entered into any letter of intent or Contract or similar document contemplating or otherwise relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4); or (d) MTS or any of its Representatives has willfully and intentionally breached the provisions set forth in Section 4.4;

(f)          by MTS (at any time prior to the Required MTS Shareholder Vote) if any of the following events have occurred: (i) the Company shareholders vote to terminate this Agreement or take any other action that is reasonably likely to prevent the consummation of the Contemplated Transactions (other than as a result of any action or inaction by MTS or its Subsidiaries that constitutes a material breach of this Agreement that permits the Company to terminate this Agreement under Section 9.1(i) after the opportunity to cure such breach as set forth in Section 9.1(i), if applicable, has elapsed without cure of such breach); (ii) the Company Board of Directors has approved, endorsed or recommended any Acquisition Proposal; (iii) the Company shall have entered into any letter of intent or Contract or similar document contemplating or otherwise relating to any Acquisition Proposal (other than a confidentiality agreement permitted pursuant to Section 4.4); or (iv) the Company or any of its Representatives has willfully and intentionally breached the provisions set forth in Section 4.4;

(g)          by MTS, by written notice to the Company, prior to obtaining the Required MTS Shareholder Vote, if the MTS Board authorizes MTS to enter into a definitive agreement to effect a transaction constituting a Superior Offer, in compliance with Section 4.4;

(h)          by the Company, by written notice to MTS, prior to obtaining the Required MTS Shareholder Vote, if the Company Board authorizes the Company to enter into a definitive agreement to effect a transaction constituting a Superior Offer, in compliance with Section 4.4;

(i)          by the Company, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by MTS or Merger Sub or if any representation or warranty of MTS or Merger Sub shall have become inaccurate, in either case, such that the conditions set forth in Section 8.1 or Section 8.2 could not be satisfied; provided that the Company is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in MTS’s or Merger Sub’s representations and warranties or breach by MTS or Merger Sub is curable by MTS or Merger Sub within 30 calendar days, then this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy until the expiration of a 30 calendar day period commencing upon delivery of written notice from the Company to MTS or Merger Sub of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(i) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(i) as a result of such particular breach or inaccuracy if such breach by MTS or Merger Sub is cured prior to such termination becoming effective); provided further, however, that no termination may be made pursuant to this Section 9.1(i) solely as a result of the failure to obtain the Required MTS Shareholder Vote (in which case, termination must be made pursuant to Section 9.1(d)); or

(j)          by MTS, upon a breach of any representation, warranty, covenant or agreement set forth in this Agreement by the Company or if any representation or warranty of the Company shall have become inaccurate, in either case, such that the conditions set forth in Section 7.1 or Section 7.2 could not be satisfied; provided that neither MTS nor the Merger Sub is not then in material breach of any representation, warranty, covenant or agreement under this Agreement; provided, further, that if such inaccuracy in the Company’s representations and warranties or breach by the Company is curable by the Company within 30 calendar days, then this Agreement shall not terminate pursuant to this Section 9.1(j) as a result of such particular breach or inaccuracy until the expiration of a 30 calendar day period commencing upon delivery of written notice from MTS to the Company of such breach or inaccuracy and its intention to terminate pursuant to this Section 9.1(j) (it being understood that this Agreement shall not terminate pursuant to this Section 9.1(j) as a result of such particular breach or inaccuracy if such breach by the Company is cured prior to such termination becoming effective).

               9.2         Notice of Termination; Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable, specifying the provisions hereof pursuant to which such termination is made and the basis therefor in reasonable detail. In the event of the termination of this Agreement as provided in Section 9.1, this Agreement shall be of no further force or effect; provided, however, that (a) this Section 9.2, Section 5.10, Section 9.3, Section 10 and the definitions of the defined terms in such Sections shall survive the termination of this Agreement and shall remain in full force and effect, and (b) the termination of this Agreement and the provisions of Section 9.3 shall not relieve any Party of any liability for fraud or for any willful and material breach of any representation, warranty, covenant, obligation or other provision contained in this Agreement. For purposes of this Agreement, “willful breach” shall mean any act or failure to act by any person with the actual knowledge that the taking of such act or the failure to take such act would cause a breach of this Agreement. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the Parties set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

9.3          Expenses; Termination Fees.

(a)          Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated (including any attorney’s, accountant’s, financial advisor’s or finder’s fees); provided that regardless of which Party incurs such expenses, (i) MTS shall pay all fees and expenses incurred in relation to the drafting, printing and filing with the SEC of the Proxy Statement and any amendments and supplements thereto and paid to a financial printer or the SEC, and (ii) the Company shall pay all expenses with respect to the Closing Financing. It is understood and agreed that all fees and expenses incurred or to be incurred by the Company in connection with the Contemplated Transactions and preparing, negotiating and entering into this Agreement and the performance of its obligations under this Agreement shall be paid by the Company and that it is understood and agreed that all fees and expenses incurred or to be incurred by MTS or the Merger Sub in connection with the Contemplated Transactions (except for the Closing Financing) and preparing, negotiating and entering into this Agreement and the performance of its obligations under this Agreement shall be paid by MTS prior to the Closing.

(b)

(i)          If this Agreement is terminated by the Company pursuant to Section 9.1(e)or by MTS pursuant to Section 9.1(g), then MTS shall pay to Company, within 10 Business Days after the termination of this Agreement, a nonrefundable fee in an amount equal to $1,300,000 (the “Company Termination Fee”).

(ii)          If (A) this Agreement is terminated by MTS pursuant to Section 9.1(f) or by the Company pursuant to Section 9.1(h), then the Company shall pay to MTS, within 10 Business Days after termination of this Agreement, a nonrefundable fee in an amount equal to $1,300,000 (the “MTS Termination Fee”).

(c)          The Parties agree that the payment of the Company Termination Fee or MTS Termination Fee, as the case may be, shall be the sole and exclusive remedy of MTS or the Company, as the case may be, following a termination of this Agreement under the circumstances described in Section 9.3(b), it being understood that in no event shall MTS or the Company be required to pay fees or damages payable pursuant to Section 9.3(b) on more than one occasion. Each of the Parties acknowledges that (a) the agreements contained in Sections 9.3(b)-(c)  are an integral part of the Contemplated Transactions, (b) without these agreements, the Parties would not enter into this Agreement and (c) any amount payable pursuant to Section 9.3(b) is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Parties in the circumstances in which such amount is payable.

10.	MISCELLANEOUS PROVISIONS

10.1          Non-Survival of Representations and Warranties. The representations and warranties of the Company, MTS and Merger Sub contained in this Agreement or any certificate or instrument delivered pursuant to this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time and this Section 10 shall survive the Effective Time.

10.2          Amendment. This Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub and MTS at any time (whether before or after obtaining the Required MTS Shareholder Vote); provided, however, that after any such approval of this Agreement by MTS’s shareholders, no amendment shall be made which by Law requires further approval of such shareholders without the further approval of such shareholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Company, Merger Sub and MTS.

10.3          Waiver.

(a)          No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.

(b)          No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

10.4          Entire Agreement; Counterparts; Exchanges by Electronic Transmission. This Agreement, the Company Disclosure Schedule, the MTS Disclosure Schedule and the other Exhibits and agreements referred to in this Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect in accordance with its terms. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by all Parties by electronic transmission in PDF format shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

10.5          Applicable Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the Laws of New York, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws, except for corporate governance matters applicable to MTS which shall be subject to the Laws of the State of Israel and for corporate law matters relating to the merger between the Company and Merger Sub, which shall be subject to the Laws of the State of Minnesota and the State of Delaware, as applicable. Except with respect to matters to be decided by the Accounting Firm as provided in Section 1.6, in any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the competent courts located in New York County, New York, USA.

10.6          Attorneys’ Fees. In any action at law or suit in equity to enforce this Agreement or the rights of any of the Parties, the prevailing Party in such action or suit (as determined by a court of competent jurisdiction) shall be entitled to recover its reasonable out‑of‑pocket attorneys’ fees and all other reasonable costs and expenses incurred in such action or suit.

10.7          Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

10.8          Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (a) one Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable overnight courier service, (b) upon delivery in the case of delivery by hand, or (c) on the date delivered in the place of delivery if sent by email (with a written or electronic confirmation of delivery) prior to 5:00 p.m. Minnesota time, otherwise on the next succeeding Business Day, in each case to the intended recipient as set forth below:

if to MTS or Merger Sub:

Mer Telemanagement Solutions Ltd.
14 Hatidhar Street
P.O. Box 2112
Ra’anana 43665, Israel
Attention: Roy Hess
Email: roy.hess@mtsint.com

with a copy to (which shall not constitute notice):

Ephraim Abramson & Co.
52 Menahem Begin Rd.,
Sonol Tower
Tel Aviv, Israel
Attention: Odeya Brick-Zarsky, Adv.
Email: odeyabz@abramson-law.com

and

Carter Ledyard & Milburn LLP
2 Wall Street
New York, NY 10005, USA
Attention: Steven J. Glusband, Esq.
Email: glusband@clm.com

if to the Company:

Sharplink, Inc.
333 Washington Ave. N., Suite 104
Minneapolis, MN 55401
Attention: Rob Phythian, CEO
Email: rob@sportshubtech.com

with a copy to (which shall not constitute notice):

Fredrikson & Byron, P.A.
200 South Sixth Street
Suite 4000
Minneapolis, MN 55402
Attn: Christopher Melsha and Joseph Schauer
Email: cmelsha@fredlaw.com; jschauer@fredlaw.com

and

Yigal Arnon & Co.
5 Azrieli Center,
Tel Aviv, Israel  6702501
Attention: David Osborne and Ezra Gross
Email:  davido@arnon.co.il; ezrag@arnon.co.il

10.9          Cooperation. Each Party agrees to cooperate fully with the other Parties and to execute and deliver such further documents, certificates, agreements and instruments and to take such other actions as may be reasonably requested by the other Parties to evidence or reflect the Contemplated Transactions and to carry out the intent and purposes of this Agreement.

10.10          Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated, and the Parties shall negotiate in good faith to modify this Agreement and to preserve each Party’s anticipated benefits under this Agreement.

10.11          Other Remedies; Specific Performance. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breaches such provisions. Accordingly, the Parties acknowledge and agree that the Parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement shall not be required to provide any bond or other security in connection with any such order or injunction.

10.12          No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties and the D&O Indemnified Parties to the extent of their respective rights pursuant to Section 5.6(b)) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

10.13          Construction.

(a)          References to “dollars” or “$” are to U.S. dollars.

(b)          For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(c)          The Parties have participated jointly in the negotiating and drafting of this Agreement and agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

(d)          As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive.

(e)          Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits and Schedules to this Agreement, respectively.

(f)          Any reference to legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefor and all rules, regulations, and statutory instruments issued or related to such legislations.

(g)          The bold-faced headings and table of contents contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(h)          The Parties agree that each of the Company Disclosure Schedule and the MTS Disclosure Schedule shall be arranged in sections and subsections corresponding to the numbered and lettered sections and subsections contained in this Agreement. The disclosures in any section or subsection of the Company Disclosure Schedule or the MTS Disclosure Schedule shall qualify other sections and subsections in this Agreement to the extent it is readily apparent on its face from a reading of the disclosure that such disclosure is applicable to such other sections and subsections.

(i)          Each of “delivered” or “made available” means, with respect to any documentation, that prior to 11:59 p.m. (Minnesota time) on the date that is two calendar days prior to the date of this Agreement: (i) a copy of such material has been posted to and made available by a Party to the other Party and its Representatives in the electronic data room maintained by such disclosing Party or (ii) such material is disclosed in the MTS SEC Documents filed with the SEC prior to the date hereof and publicly made available on the SEC’s Electronic Data Gathering Analysis and Retrieval system.

(j)          Whenever the last day for the exercise of any privilege or the discharge of any duty hereunder shall fall upon a non-Business Day, the Party having such privilege or duty may exercise such privilege or discharge such duty on the next succeeding day which is a regular Business Day.

(Remainder of page intentionally left blank)

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

MER TELEMANAGEMENT SOLUTIONS LTD.

By:	/s/ Roy Hess
Name:	Roy Hess
Title:	Chief Executive Officer

NEW SL ACQUISITION CORP.

By:	/s/ Roy Hess
Name:	Roy Hess
Title:	President

SHARPLINK, INC.

By:	/s/ Robert Phythian
Name:	Robert Phythian
Title:	Chief Executive Officer

[SIGNATURE PAGE TO MERGER AGREEMENT]

Exhibit A

Certain Definitions

For purposes of this Agreement (including this Exhibit A):

 “Acquisition Inquiry” means, with respect to MTS or the Company, an inquiry, indication of interest or request for information to a Party (other than an inquiry, indication of interest or request for information made or submitted by the Company, on the one hand, or MTS, on the other hand, to the other Party) that would reasonably be expected to lead to an Acquisition Proposal with such Party.

“Acquisition Proposal” means, with respect to MTS or the Company, any offer or proposal, whether written or oral (other than an offer or proposal made or submitted by or on behalf of the Company or any of its Affiliates, on the one hand, or by or on behalf of MTS or any of its Affiliates, on the other hand, to the other Party) made by a third party contemplating or otherwise relating to any Acquisition Transaction with such Party.

“Acquisition Transaction” means any transaction or series of related transactions involving:

(i)          any merger, consolidation, amalgamation, share exchange, business combination, issuance of securities, acquisition of securities, reorganization, recapitalization, tender offer, exchange offer or other similar transaction: (a) in which a Party is a constituent entity; (b) in which a Person or “group” (as defined in the Exchange Act and the rules promulgated thereunder) of Persons directly or indirectly acquires beneficial or record ownership of securities representing more than 20% of the outstanding securities of any class of voting securities of a Party or any of its Subsidiaries; or (c) in which a Party or any of its Subsidiaries issues securities representing more than 20% of the outstanding securities of any class of voting securities of such Party or any of its Subsidiaries; or

(ii)          any sale, lease, exchange, transfer, license, acquisition or disposition of any business or businesses or assets that constitute or account for 20% or more of the consolidated book value or the fair market value of the assets of a Party and its Subsidiaries, taken as a whole; or

(iii)          in the case of the Company, any of the following: (A) its initial public offering, (B) the Company (or any successor/surviving entity in a reverse merger or other business combination transaction) becoming subject to the reporting requirements under the Exchange Act, whether directly or through a parent or holding entity, and (C) the date the Company Common Stock is listed or quoted on any trading market.

Provided however that a sale or other disposition of part or all of the MTS Legacy Business shall, for the avoidance of doubt, not be considered an Acquisition Transaction.

 “Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Alpha SPA” means the Securities Purchase Agreement between MTS and Alpha Capital Anstalt, dated September 6, 2018.

“Applicable Gaming Laws” means all applicable laws, statutes, regulations, by-laws, subordinate legislation, regulatory policy (including any requirement, standard, guidance, announcement or notice of any Gaming Regulatory Authority) or industry codes of practice or conduct which are relevant to the Company and/or the Company’s business and which, in each case, have a binding legal effect.

“Business Day” means any day other than a Friday, Saturday, Sunday or other day on which banks in Tel Aviv, Israel or Minneapolis, Minnesota, USA are authorized or obligated by Law to be closed.

“Cash and Cash Equivalents” means all (a) cash (not including restricted cash) and cash equivalents (not including restricted cash) and (b) marketable securities, in each case determined in accordance with GAAP, consistently applied.

“Closing Investment Amount” means an amount equal to $5,000,000, provided, that the Company shall have sole discretion on whether to raise an amount greater than such amount; provided further, that such delta amount shall be disregarded for the purpose of the calculation of the Exchange Ratio.

“Code” means the Internal Revenue Code of 1986, as amended.

“Companies Law” means the Israeli Companies Law, 5759-1999, and all rules and regulations thereunder, all as amended from time to time.

“Company Associate” means any current or former employee, independent contractor, officer or director of the Company.

“Company Board” means the board of directors of the Company.

“Company Capital Stock” means the Company Common Stock, the Company Preferred A Stock, Company Preferred A-1 Stock and the Company Preferred B Stock; provided, for clarity, Company Capital Stock will only include Company Preferred A-1 Stock and Company Preferred B Stock upon effectiveness of the Articles of Amendment and issuance of shares of such capital stock thereafter.

“Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

“Company Contract” means any Contract: (a) to which the Company is a Party; (b) by which the Company or any Company IP or any other asset of the Company is or may become bound or under which the Company has, or may become subject to, any obligation; or (c) under which the Company has or may acquire any right or interest.

“Company IP” means all Intellectual Property Rights that are owned or purported to be owned by the Company, including, without limitation, all rights in and to the Software licensed by the Company to third parties and all Software developed in connection with, or required to be used by, the Company’s business as now conducted.

“Company Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a Company Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of the Company; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a Company Material Adverse Effect: (a) changes or conditions generally affecting the industries or markets in which the Company operates, and changes in the industries in which the Company operates regardless of geographic region (including legal and regulatory changes), other than such changes that materially adversely affect the Company’s business as now conducted and as proposed to be conducted by imposing licensing or permitting requirements or prohibiting or making illegal certain actions currently conducted or proposed to be conducted by the Company, (b) acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (e) changes resulting from the announcement of this Agreement or the pendency of the Contemplated Transactions, (f) changes resulting from the taking of any action required to be taken by this Agreement, or (g) pandemics (including the coronavirus (COVID-19) pandemic) including any worsening thereof, man-made disasters, natural disasters, acts of God or other force majeure event,; except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting the Company, relative to other companies in the industries in which the Company operates.

“Company Options” means options or other rights granted by the Company to purchase shares of Company Capital Stock (not including, for the avoidance of doubt, the Company Warrants).

“Company Shareholder” means a holder of Company Capital Stock.

“Company Warrant” means warrants granted by the Company to acquire any Company Capital Stock (not including, for the avoidance of doubt, the Company Options).

“Confidentiality Agreement” means the non-disclosure agreement, dated as of November 24, 2020, between the Company and MTS.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Contemplated Transactions” means the Merger and the other transactions and actions contemplated by this Agreement.

“Contract” means, with respect to any Person, any agreement, contract, subcontract, lease (whether for real or personal property), mortgage, license, sublicense or other legally binding commitment or undertaking of any nature to which such Person is a party or by which such Person or any of its assets are bound or affected under applicable Law.

“Data Protection Authorities” means any Governmental Authority responsible for the enforcement of Data Protection Legislation.

“Data Protection Legislation” means all laws and regulations of any jurisdiction applicable to the Company, MTS or its Subsidiaries, as relevant, concerning or relating to the collection, use, storage, processing, transmission, transfer (including cross-border transfers), disclosure and protection of Sensitive Data.

“Effect” means any effect, change, event, circumstance, or development.

“Employment Law” means terms and conditions of employment, discrimination Laws, labor relations, equal opportunity, wage and hour Laws and occupational safety and health Laws, immigration, employment permit legislation, employee privacy laws, withholding and payment of employment-related Taxes, employment practice, classification of employees and independent contractors, and including compliance in all material respects with the Prior Notice to the Employee Law, 2002, the Notice to Employee (Terms of Employment) Law, 2002, the Prevention of Sexual Harassment Law, 1998, the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Salary Protection Law, 1958, the Employment by Human Resource Contractors Law, 1996, and Law for Increased Enforcement of Labor Laws, 2011.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, lease, license, option, easement, reservation, servitude, adverse title, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction or encumbrance of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Enforceability Exceptions” means the (a) Laws of general application relating to bankruptcy, insolvency and the relief of debtors; and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

“Entity” means any corporation (including any non-profit corporation), partnership (including any general partnership, limited partnership or limited liability partnership), joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity, and each of its successors.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

“ERISA” means the U.S. Employee Retirement Income Security Act of 1974 and (unless the context otherwise requires) the rules and regulations promulgated thereunder, as amended from time to time, or any successor statute thereto.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Ratio” and “Preferred A Exchange Ratio” shall have the following meanings:

“Exchange Ratio”  means the quotient determined by dividing (i) ((A/B) - A) by (ii) C, where “A” equals the number of issued and outstanding shares of MTS Ordinary Shares immediately prior to the Effective Time, calculated on a Pre-Close Fully-Diluted Basis, “B” equals the MTS Percentage (expressed as a fraction) and “C” equals the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, calculated on a Pre-Close Fully-Diluted Basis.  For purpose of calculating the Exchange Ratio, the following definitions shall apply:

•	“Investor Commitment Fee” means such number of MTS New Preferred A-1 Shares representing, post-Closing, three percent (3%) of the Post-Closing Fully-Diluted Capital Stock.

•	“MTS Percentage” means fourteen percent (14%).

•	“New Equity Incentive Pool” means such number of MTS Ordinary Shares representing, post-Closing, ten percent (10%) of the Post-Closing Fully-Diluted Capital Stock.

•
“Pre-Close Fully-Diluted Basis” means all of the issued and outstanding share capital of the relevant Entity as of immediately prior to the Effective Time (unless otherwise explicitly noted), on an as-converted and fully-diluted basis, and assuming the full exercise of all outstanding options and warrants and the full conversion of all other convertible securities; provided, for the avoidance of doubt, (i) with respect to MTS, such calculation will assume the issuance of MTS Ordinary Shares in respect of all MTS Preferred Shares, MTS Options, MTS Warrants, and other outstanding options, warrants or rights to receive such shares, in each case, outstanding as of immediately prior to the Effective Time, whether conditional or unconditional and including any outstanding options, warrants or rights triggered by or associated with the consummation of the Merger (but excluding for the avoidance of doubt, the New Equity Incentive Pool and any MTS Ordinary Shares reserved for issuance pursuant to future award grants under the MTS Share Plans; and (ii) with respect to the Company, such calculation will take into account (a) the number of shares of Company Common Stock issuable upon exercise of Company Options and Company Warrants, which shall be assumed by MTS in accordance with Section 1.5(b) and 1.5(c), respectively, and (b) all Company Common Stock issuable upon conversion of all issued and outstanding Company Preferred A Stock assuming such conversion were to occur at the Effective Time in accordance with the term of the Company’s Articles of Incorporation and bylaws, and (c) the New Equity Incentive Pool, and (d) all Company Preferred A-1 Stock issued to the Investor to satisfy the Investor Commitment Fee, and (e) all Company Preferred B Stock issued to the Investor pursuant to the closing of the Closing Financing under the Alpha 2020 SPA, and (f) the Company Capital Stock issued or issuable upon conversion of the Advisor Warrant.

•
“Post-Closing Fully-Diluted Capital Stock” means the number of MTS Ordinary Shares resulting from dividing (i) the number of issued and outstanding shares of MTS Ordinary Shares immediately prior to the Effective Time, calculated on a Pre-Close Fully-Diluted Basis, by (ii) the MTS Percentage (expressed as a fraction).

“Preferred A Exchange Ratio” means the number resulting from multiplying (i) the Exchange Ratio, times (ii) the quotient determined by dividing: (A) the number of shares of Company Preferred A Stock outstanding immediately prior to the Effective Time, multipled by $1,000, by (B) the “Conversion Price” (as such term is defined in Section 2(b) of the Company’s Articles of Incorporation) in effect immediately prior to the Effective Time (which is $2.1693 as of the date of this Agreement).

“GAAP” means generally accepted accounting principles and practices in effect from time to time within the United States applied consistently throughout the period involved.

“Gaming Regulatory Authority” means the competent Governmental Authority in any jurisdiction regulating gambling, betting and gaming activities (if any).

“Governmental Authorization” means any: (a) permit, license, certificate, franchise, permission, variance, exception, order, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law; or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government authority; (c) governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, bureau, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court or other tribunal, and for the avoidance of doubt, any taxing authority); (d) the military of any country; or (e) self-regulatory organization (including Nasdaq); and shall include for the avoidance of doubt all Gaming Regulatory Authorities.

“Governmental Grant” means any grant, incentive, subsidy, award, participation, cost sharing arrangement, reimbursement arrangement, including any application therefor, whether pending, approved, provided or made available by or on behalf of or under the authority of any Governmental Body.

“Hazardous Materials” means any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Law, including without limitation, crude oil or any fraction thereof, and petroleum products or by-products.

“IIA” means the Israel Innovation Authority, formerly known as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel.

“IIA Notice” means a written notice of MTS to the IIA regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the IIA in connection with the Merger in accordance with the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 and the IIA’s regulations.

“IIA Undertaking” means a completed and executed undertaking of each Company Shareholder expected to hold more than 5% of the MTS Ordinary Shares following the Merger to the IIA in the form attached hereto as Schedule 5.8.

 “Initial Investment Amount” means $2,000,000.

“Intellectual Property Rights” means and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; and (e) other similar proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, statutory invention registrations, non-provisionals, continuations, continuations-in-part, provisionals, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

“IRS” means the United States Internal Revenue Service.

“IT Systems” means all computer hardware (including hardware, firmware, peripherals, communication equipment and links, storage media, networking equipment, power supplies and any other components used in conjunction with such), data processing systems, Software, and all other information technology equipment and all associated documentation.

“ITA” means the Israel Tax Authority.

“ITO” means the Israel Income Tax Ordinance (New Version), 1961, as amended, and all rules and regulations promulgated thereunder

“Knowledge” means, with respect to an individual, that such individual is actually aware of the relevant fact or such individual would reasonably be expected to know such fact in the ordinary course of the performance of such individual’s employment or officer/director responsibilities. Any Person that is an Entity shall have Knowledge if any officer or director of such Person as of the date such knowledge is imputed has Knowledge of such fact or other matter.

“Law” means any applicable federal, state, national, foreign, material local or municipal or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (including under the authority of Nasdaq or the U.S. Financial Industry Regulatory Authority).

“Legal Proceeding” means any action, suit, claim, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Malicious Code” means disabling codes or instructions, spyware, Trojan horses, worms, viruses or other software routines that facilitate or cause unauthorized access to, or disruption, impairment, disablement, or destruction of, Software, data or other materials.

“MBCA” means the Minnesota Business Corporation Act, and all rules and regulations thereunder, all as amended from time to time.

 “Merger Sub Board” means the board of directors of Merger Sub.

 “MTS Associate” means any current or former employee, independent contractor, officer or director of MTS or any of its Subsidiaries.

 “MTS Board” means the board of directors of MTS.

“MTS Cash at Closing” means: (i) cash and cash equivalents held by MTS, on a consolidated basis, plus (ii) accounts receivable of MTS immediately prior to the Closing Date that are reasonably expected to be collected by MTS, on a consolidated basis, in the Ordinary Course of Business without any counterclaim, or a claim for a chargeback, deduction, credit, set-off or other offset, with such amount to be estimated in good faith as part of the Closing Estimate based upon the internal A/R aging report dated as of such estimation, plus (iii) any amount of the D&O Tail Policy premiums paid by MTS prior to Closing, if any, plus (iv) any documented fees and expenses paid by MTS prior to Closing in connection with the Nasdaq Listing Application, the Nasdaq listing process, the preparation and filing of the Registration Statement and the fees and expenses of a proxy solicitor mutually agreed on by MTS and the Company that were not reimbursed by the Company prior to Closing; provided, for clarity, the Company will not be obligated to reimburse or pay any fees or expenses with respect to the preparation and filing of the Registration Statement or with respect to the proxy solicitor services.

“MTS Contract” means any Contract: (a) to which MTS or any of its Subsidiaries is a party; (b) by which MTS or any of its Subsidiaries or any MTS IP or any other asset of MTS is or may become bound or under which MTS has, or may become subject to, any obligation; or (c) under which MTS has or may acquire any right or interest.

“MTS ERISA Affiliate” means all employers (whether or not incorporated) that are, or at any time were, treated together with MTS or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code.

“MTS Interim Balance Sheet” means the reviewed but unaudited balance sheet of MTS as of June 30, 2020 (the “MTS Interim Balance Sheet Date”).

“MTS Legacy Business” means MTS’s telecommunications services business.

“MTS Material Adverse Effect” means any Effect that, considered together with all other Effects that have occurred prior to the date of determination of the occurrence of a MTS Material Adverse Effect, has or would reasonably be expected to have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or results of operations of MTS or its Subsidiaries, taken as a whole, regardless of whether or not such change constitutes a breach of the representations and warranties made by the MTS or Merger Sub in this Agreement; provided, however, that Effects arising or resulting from the following shall not be taken into account in determining whether there has been a MTS Material Adverse Effect: (a) changes or conditions generally affecting the industries or markets in which MTS and its Subsidiaries operate, and changes in the industries in which MTS operates regardless of geographic region (including legal and regulatory changes), (b) acts of war, armed hostilities or terrorism, (c) changes in financial, banking or securities markets, (d) any change in, or any compliance with or action taken for the purpose of complying with, any Law or GAAP (or interpretations of any Law or GAAP), (e) changes resulting from the announcement of this Agreement or the pendency of the Contemplated Transactions, (f) changes resulting from the taking of any action required to be taken by this Agreement, or (g) pandemics (including the coronavirus (COVID-19) pandemic) including any worsening thereof, man-made disasters, natural disasters, acts of God or other force majeure event,; except in each case with respect to clauses (a) through (c), to the extent disproportionately affecting MTS and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which MTS and its Subsidiaries operate.

 “MTS Options” means options or other rights granted by MTS to purchase MTS Ordinary Shares (not including, for the avoidance of doubt, the MTS Warrants).

“MTS Preferred Shares” means the preferred shares issued by MTS and outstanding prior to the date of this Agreement.

“MTS Share Capital” means the MTS Ordinary Shares and MTS Preferred Shares.

“MTS Share Plans” means MTS’s (a) 2003 Israeli Share Option Plan and (b) 2006 Stock Option Plan.

“MTS Shareholders” means the holders of MTS Share Capital prior to the Closing.

“MTS Transaction Expenses” means the sum of (a) the cash cost of any change of control payments or severance, termination or similar payments pursuant to a Contract that are or become due to any current or former employee, director or independent contractor of MTS or any MTS Subsidiary, or any other third party (including any attorney’s, accountant’s, financial advisor’s or finder’s fees), in each case in connection with the Closing of the Merger, plus (b) all fees and expenses incurred in connection with this Agreement and the Contemplated Transactions (including but not limited to any investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives retained by MTS or any MTS Subsidiary) in connection with the Contemplated Transactions, other than, (1) documented expenses or liabilities incurred by MTS relating to Nasdaq fees associated with the Nasdaq Listing Application, which will be borne by the Company, (2) any payments charged by consultants reasonably agreed upon by the Company assisting with the listing process, (3) to the extent not reimbursed by the Company, documented fees and expenses incurred in connection with preparing and filing the Registration Statement, and (4) fees and expenses of a proxy solicitor mutually agreed on by MTS and the Company.

 “MTS Warrants” means the warrants to purchase MTS Ordinary Shares listed in Section 3.5(a) of the MTS Disclosure Schedule, if any.

 “Nasdaq” means the Nasdaq Stock Market, including the Nasdaq Capital Market or such other Nasdaq market on which MTS Ordinary Shares are then listed.

“Open Source License” means any license that requires, as a condition of modification, licensing, conveyance or distribution of Software subject to such license, that such Software or other Software combined, linked or distributed with or derived from such Software (or any modifications or derivative works thereof) be disclosed, licensed, conveyed, distributed or made available in source code form or on a royalty-free basis (including for the purpose of making additional copies or derivative works).

 “Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, and all rules and regulations promulgated thereunder, as amended.

“Ordinary Course of Business” means, in the case of each of the Company and MTS, such actions taken in the ordinary course of its normal operations and consistent with its past practices.

“Organizational Documents” means, with respect to any Person (other than an individual), (a) the articles of association or certificate of incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (b) all bylaws, regulations and similar documents or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.

“Party” or “Parties” means the Company, Merger Sub and MTS.

“Permitted Encumbrance” means: (a) any liens for current Taxes not yet due and payable or for Taxes that are being contested in good faith and for which adequate reserves have been made on the balance sheet of the Company Unaudited Interim Financials or the MTS Interim Balance Sheet, as applicable; (b) minor liens that have arisen in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the assets or properties subject thereto or materially impair the operations of the Company or MTS, as applicable; (c) statutory liens to secure obligations to landlords, lessors or renters under leases or rental agreements; (d) deposits or pledges made in connection with, or to secure payment of, workers’ compensation, unemployment insurance or similar programs mandated by Law; (e) non-exclusive licenses of Intellectual Property Rights granted by the Company or MTS, as applicable, in the Ordinary Course of Business and that do not (in any case or in the aggregate) materially detract from the value of the Intellectual Property Rights subject thereto; and (f) statutory liens in favor of carriers, warehousemen, mechanics and materialmen, to secure claims for labor, materials or supplies.

“Person” means any individual, Entity or Governmental Body.

“Proxy Statement” means the proxy statements to be sent to MTS’s shareholders in connection with the MTS Shareholders’ Meeting.

“Registered IP” means all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.

“Representatives” means directors, officers, employees, agents, attorneys, accountants, investment bankers, advisors and representatives of such Party and its Subsidiaries.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Software” means all computer programs, including all versions thereof, and all related documentation, manuals, source code and object code, program files, data files, computer related data, field and data definitions and relationships, data definition specifications, data models, program and system logic, interfaces, program modules, routines, sub-routines, algorithms, program architecture, design concepts, system designs, program structure, sequence and organization, screen displays and report layouts, and all other material related to computer programs.

An entity shall be deemed to be a “Subsidiary” of a Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such entity that is sufficient to enable such Person to elect at least a majority of the members of such entity’s board of directors or other governing body, or (b) at least 50% of the outstanding equity, voting, beneficial or financial interests in such Entity.

“Superior Offer” means unsolicited, bona fide written Acquisition Proposal (with all references to 20% in the definition of Acquisition Proposal being treated as references to 50% for these purposes) made by a third party that (a) was not obtained or made as a direct or indirect result of a breach of (or in violation of) this Agreement; and (b) is on terms and conditions that the MTS Board or Company Board, as applicable, determines, in its reasonable, good faith judgment, after obtaining and taking into account such matters that the MTS Board or Company Board, as applicable, deems relevant following consultation with its outside legal counsel and financial advisor, if any (i) is more favorable, from a financial point of view, to the MTS Shareholders or Company Stockholders, as applicable, than the terms of the Merger; and (ii) is reasonably capable of being consummated within the six-month period following the date of this Agreement; provided, however, that any such offer shall not be deemed to be a “Superior Offer” if (A) any financing required to consummate the transaction contemplated by such offer is not committed and is not reasonably capable of being obtained by third parties or (B) if the consummation of such transaction is contingent on any such financing being obtained which is not reasonably capable of being obtained by third parties.

“Tax” or “Taxes” means: (a) any federal, state, local, foreign or other tax, including any income, capital gain, gross receipts, capital stock, profits, transfer, estimated, registration, stamp, premium, escheat, unclaimed property, customs duty, ad valorem, occupancy, occupation, alternative, add-on, windfall profits, value added, severance, property, business, production, sales, use, license, excise, franchise, employment, payroll, social security, disability, unemployment, workers’ compensation, national health insurance, withholding or other taxes, duties, fees, assessments or governmental charges, surtaxes or deficiencies thereof of any kind whatsoever, however denominated, and including any fine, penalty, addition to tax or interest imposed by a Governmental Body with respect thereto, (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of an affiliated, consolidated, combined, unitary or similar group (including any arrangement for group or consortium relief or similar arrangement) for any period, and (c) any liability for the payment of any amounts of the type described in clauses (a) or (b) as a result of any express or implied obligation to indemnify any other Person or as a result of any obligation under any agreement or arrangement with any other Person with respect to such amounts and including any liability for taxes of a predecessor or transferor or otherwise by operation of Law.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document, and any amendment or supplement to any of the foregoing, filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Law relating to any Tax.

“Tax Ruling” means an official Tax ruling, issued by the ITA, in a form that is reasonably acceptable to the Company which explicitly indicates that the issuance  of shares by MTS as Merger Consideration will be exempt from withholding obligations.

“Trade Control Laws” means all export control, encryption control, economic sanctions, import, customs and anti-boycott laws, regulations, and executive orders, as well as any licenses or authorizations issued thereunder, of the United States and any other government, specifically including but not limited to (1) the Export Administration Regulations (“EAR”) administered by the U.S. Department of Commerce; (2) the International Traffic in Arms Regulations (“ITAR”) administered by the U.S. Department of State; (3) the International Emergency Economic Powers Act (“IEEPA”), the Trading with the Enemy Act (“TWEA”), and sanctions, embargoes and restrictions administered by the U.S. Department of Treasury’s Office of Foreign Assets Control (“OFAC”); (4) the Foreign Trade Regulations administered by the U.S. Department of Commerce’s Bureau of Census; (5) the anti-boycott regulations administered by the U.S. Department of Commerce and the U.S. Department of Treasury; (6) the customs and import laws administered by the U.S. Department of Homeland Security’s Customs and Border Protection (“CBP”); and (7) the Israel Defense Export Control Law – 2007 and regulations issued thereunder, (8) the Israeli Import-Export Order (Control of the Export of Dual-Use Products, Services and Technology); and (9) the Israeli Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended.

“Treasury Regulations” means the United States Treasury regulations promulgated under the Code.

“VAT” means Value Added Tax.

Exhibit B

Form of MTS Shareholder Support Letter

Haim Mer

April 15, 2021

SharpLink, Inc.
333 Washington Avenue North
Suite 104
Minneapolis, MN  55401
Attn: Rob Phythian, President & CEO

Dear Mr. Phythian:

Reference is made to that certain Agreement and Plan of Merger, dated on or about the date hereof (the “Merger Agreement”), by and among MER Telemanagement Solutions Ltd. (“MTS”), SharpLink, Inc. (“SharpLink”) and New SL Acquisition Corp.  Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Merger Agreement.

This shall confirm our understanding, as follows:

1.          As you know, MTS has called an Extraordinary General Meeting of Shareholders of MTS to be held on May 5, 2021 (the “Special Meeting”), and has delivered to its shareholders a proxy statement, proxy card and other materials in connection with the Special Meeting (collectively, the “Proxy Materials”).  I hereby represent, warrant and confirm to you that I have duly signed (including by authorized electronic or telephonic means) and returned to MTS (or its transfer agent or other designee) one or more proxies relating to all MTS Share Capital beneficially owned (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) by me (collectively, the “Proxy”), and have instructed that all of such MTS Share Capital be voted at the Special Meeting (a) against Proposals 1 and 2, and (b) for Proposal 3, as each such proposal is described in the  Proxy Materials.  I agree that I will not revoke the Proxy nor will I change such voting instructions.

2.          In connection with any meeting of MTS shareholders at which any of the Merger Agreement, the Merger, the MTS Shareholder Matters and the other Contemplated Transactions will be considered, I hereby inform you that I intend to vote all MTS Share Capital beneficially owned by me, in favor of (a) the Merger and the Contemplated Transactions, (b) the MTS Shareholder Matters, and (c) any other matters required to be approved by the shareholders of MTS as a condition to completion of the Merger under the terms of the Merger Agreement.

Without limiting any of the foregoing agreements, representations, warranties and statements, I confirm to you that, in addition to shares registered to me in my name and shares held by me in “street name,” I beneficially own the MTS Share Capital held by Mer Ofekim Ltd. I further acknowledge that SharpLink is relying on my agreements, representations, warranties and other statements set forth in this letter, and that such agreements, representations, warranties and statements are being made as a material inducement to SharpLink to enter into the Merger Agreement.

Very truly yours, Haim Mer

Exhibit C

Form of MTS Lock-Up Agreement

LOCK-UP AGREEMENT

April 15, 2021

TO:          Mer Telemanagement Solutions Ltd., and
SharpLink, Inc.

Re:	Agreement and Plan of Merger, dated as of April 15, 2021 (the “Merger Agreement”), among SharpLink, Inc. (the “Company”), Mer Telemanagement Solutions Ltd. (“MTS”), and New SL Acquisition Corp.

Ladies and Gentlemen:

Defined terms not otherwise defined in this letter agreement (the “Letter Agreement”) shall have the meanings set forth in the Merger Agreement.  Pursuant to Section 8.7 of the Merger Agreement and in satisfaction of a condition of MTS’s obligations thereunder, the undersigned irrevocably agrees with the Company and MTS that, from the date hereof until the earliest of (A) 90 days after the Closing Date, (B) the 90 days after the undersigned ceases to be a member of MTS’s board of directors or an officer of MTS, as the case may be, and (C) the termination of Merger Agreement (such period, the “Restriction Period”) the undersigned will not offer, sell, contract to sell, hypothecate, pledge or otherwise dispose of (or enter into any transaction which is designed to, or might reasonably be expected to, result in the disposition (whether by actual disposition or effective economic disposition due to cash settlement or otherwise) by the undersigned or any Affiliate of the undersigned or any person in privity with the undersigned), directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to, (i) prior to the Closing Date, any MTS ordinary shares, NIS 0.03 par value per share (“Ordinary Shares”), or any MTS preferred shares (“Preferred Shares,” and together with Ordinary Shares, “MTS Share Capital”) or securities convertible, exchangeable or exercisable into, any MTS Share Capital beneficially owned, held or hereafter acquired by the undersigned, and (ii) on and after the Closing Date, any MTS Share Capital owned by the undersigned, including any securities convertible, exchangeable or exercisable into, MTS Share Capital (collectively, the “Securities”).  Beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act.  In order to enforce this covenant, MTS shall be authorized to impose irrevocable stop-transfer instructions preventing the applicable transfer agent of the Securities from effecting any actions in violation of this Letter Agreement.

Notwithstanding the foregoing, and subject to the conditions below, the undersigned may transfer the Securities to the extent such transfer is:

i)	as a bona fide gift or gifts;

ii)
to any immediate family member or to any trust for the direct or indirect benefit of the undersigned or the immediate family of the undersigned (for purposes of this Letter Agreement, “immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

iii)	to any corporation, partnership, limited liability company, or other business entity all of the equity holders of which consist of the undersigned and/or the immediate family of the undersigned;

iv)
if the undersigned is a corporation, partnership, limited liability company, trust or other business entity (a) to another corporation, partnership, limited liability company, trust or other business entity that is an Affiliate of the undersigned or (b) in the form of a distribution to limited partners, limited liability company members or stockholders of the undersigned;

v)	if the undersigned is a trust, to the beneficiary(ies) of such trust;

vi)	made by will, other testamentary document or intestate succession to the legal representative, heir, beneficiary or a member of the immediate family of the undersigned; or

vii)	of securities purchased in open market transactions after the date hereof.

provided, however, that with respect to transfers describes in clauses i) through vi), above, such transfers may only be effected if the following additional conditions are satisfied: (1) the Company and MTS each receives a signed lock-up letter agreement (in the form of this Letter Agreement) for the balance of the Restriction Period from each donee, trustee, distributee, or transferee, as the case may be, prior to such transfer, (2) any such transfer shall not involve a disposition for value, (3) such transfer is not required to be reported with the Securities and Exchange Commission in accordance with the Exchange Act and no report of such transfer shall be made voluntarily (other than filings made in respect of involuntary transfers or dispositions and filings on Schedule 13D or 13G), and (4) neither the undersigned nor any donee, trustee, distributee or transferee, as the case may be, otherwise voluntarily effects any public filing or report regarding such transfers, with respect to transfer (other than filings made in respect of involuntary transfers or dispositions and filings on Schedule 13D or 13G).

In addition, notwithstanding the foregoing, this Letter Agreement shall not restrict the delivery of Securities to the undersigned upon (i) exercise any options granted under any employee benefit plan of MTS, provided that any Securities acquired in connection with any such exercise will be subject to the restrictions set forth in this Letter Agreement, or (ii) the exercise of warrants, provided that such Securities delivered to the undersigned in connection with such warrant exercise are subject to the restrictions set forth in this Letter Agreement.

Furthermore, the undersigned may enter into any new plan established in compliance with Rule 10b5-1 of the Exchange Act; provided that (i) such plan may only be established if no public announcement or filing with the Securities and Exchange Commission, or other applicable regulatory authority, is made in connection with the establishment of such plan during the Restriction Period and (ii) no sale of Securities are made pursuant to such plan during the Restriction Period.

The undersigned acknowledges that the execution, delivery and performance of this Letter Agreement is a material inducement to the Company to complete the transactions contemplated by the Merger Agreement and the Company shall be entitled to specific performance of the undersigned’s obligations hereunder.  The undersigned hereby represents that the undersigned has the power and authority to execute, deliver and perform this Letter Agreement and that the undersigned has received adequate consideration therefor.

This Letter Agreement may not be amended or otherwise modified in any respect without the written consent of the Company and the undersigned.  This Letter Agreement shall be construed and enforced in accordance with the laws of the State of Israel without regard to the principles of conflict of laws. The undersigned hereby irrevocably submits to the exclusive jurisdiction of the competent courts sitting in Tel Aviv-Jaffa, for the purposes of any suit, action or proceeding arising out of or relating to this Letter Agreement, and hereby waives, and agrees not to assert in any such suit, action or proceeding, any claim that (i) it is not personally subject to the jurisdiction of such court, (ii) the suit, action or proceeding is brought in an inconvenient forum, or (iii) the venue of the suit, action or proceeding is improper. The undersigned hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by receiving a copy thereof sent to undersigned’s address set forth below and agrees that such service shall constitute good and sufficient service of process and notice thereof.  Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.  The undersigned agrees and understands that this Letter Agreement does not intend to create any relationship between the undersigned and the Company and that no issuance or sale of the Securities is created or intended by virtue of this Letter Agreement.

This Letter Agreement shall be binding on successors and assigns of the undersigned with respect to the Securities and any such successor or assign shall enter into a similar agreement for the benefit of the Company.

*** SIGNATURE PAGE FOLLOWS***

This Letter Agreement may be executed in two or more counterparts, all of which when taken together may be considered one and the same agreement.

_________________________
Signature

__________________________
Print Name

__________________________
Position in MTS, if any

Address for Notice:

_______________________________
_______________________________
_______________________________
Number of MTS Ordinary Shares

________________________________________________________________________________
Number of MTS Ordinary Shares underlying warrants, options, debentures or other convertible securities

Acknowledged and accepted:

SharpLink, Inc.

By: _________________________________
Name: Rob Phythian
Title: Chief Executive Officer

By signing below, MTS agrees to enforce the restrictions on transfer set forth in this Letter Agreement.

Mer Telemanagement Solutions Ltd.

By: _________________________________
Name: Roy Hess
Title: Chief Executive Officer

Exhibit D

Amended and Restated Articles of MTS

THE COMPANIES LAW
A COMPANY LIMITED BY SHARES

SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF

[                   ]

I.          PRELIMINARY

1.          Interpretation

1.1.          In these Articles the following terms shall bear the meaning ascribed to them below:

“Affiliate” means any Person that, directly or indirectly through one or more intermediaries, controls or is controlled by or is under common control with a Person, as such terms are used in and construed under Rule 405 of the Securities Act.

“Articles” shall mean these Second Amended and Restated Articles of Association of the Company.

“Board” shall mean the Company’s Board of Directors.

“Business Day” means any day except any Saturday, any Sunday, any day which is a federal legal holiday in the United States, a legal holiday in the State of Israel or any day on which banking institutions in the State of New York or in the State of Israel are authorized or required by law or other governmental action to close.

“Company” shall mean the above named company.

“Conversion Price” mean $1.14 with respect to each Series A Preferred Share, $[_____] with respect to each Series A-1 Preferred Share, and $[_____] with respect to each Series B Preferred Share, in each case subject to adjustment pursuant to the terms of Article 20.

“Conversion Shares” means, collectively, the Ordinary Shares issuable upon conversion of Preferred Shares in accordance with the terms hereof.

“Effective Date” means [               ], 2021, the date these Articles become effective under the Companies Law.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exempt Issuance” means (a) the issuance of Ordinary Shares or options to employees, officers, directors, advisors or consultants of the Company pursuant to any stock or option plan duly adopted by a majority of the members of the Board or a majority of the members of a committee of directors established for such purpose, (b) securities issued in connection with the transactions effected on the Effective Date, (c) securities issued upon the exercise or exchange of or conversion of any securities issued on or prior to the Effective Date, provided that terms of such securities have not been amended since the Effective Date to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of any such securities or to extend the term of such securities, and (d) securities issued pursuant to acquisitions or strategic transactions approved by a majority of the disinterested directors of the Company, provided that such securities are issued as “restricted securities” (as defined in Rule 144) and carry no registration rights that require or permit the filing of any registration statement in connection therewith) which is, itself or through its subsidiaries, an operating company or an owner of an asset in a business synergistic with the business of the Company (as operated on the date of such transaction) and shall provide to the Company, based on the determination of the Board, additional benefits in addition to the investment of funds, but shall not include a transaction in which the Company is issuing securities primarily for the purpose of raising capital or to an entity whose primary business is investing in securities. For the avoidance of doubt, additional Ordinary Shares that may be issuable upon conversion of the Preferred Shares as the result of the adjustments pursuant to Article 20 shall be Exempt Issuances.

“Exhibit A” shall mean the designations of the terms of the Series B Preferred Shares attached to these Articles as Exhibit A and which forms an integral part hereof.

“Fundamental Transaction” shall refer to each of the following: (i) the Company, directly or indirectly, in one or more related transactions effects any merger or consolidation of the Company with or into another Person, (ii) the Company (and all of its Subsidiaries, taken as a whole), directly or indirectly, effects any sale, lease, license, assignment, transfer, conveyance or other disposition of all or substantially all of its assets in one or a series of related transactions, (iii) any, direct or indirect, purchase offer, tender offer or exchange offer (whether by the Company or another Person) is completed pursuant to which holders of Ordinary Shares are permitted to sell, tender or exchange their shares for other securities, cash or property and has been accepted by the holders of 50% or more of the outstanding Ordinary Shares, (iv) the Company, directly or indirectly, in one or more related transactions effects any reclassification, reorganization or recapitalization of the Ordinary Shares or any compulsory share exchange pursuant to which the Ordinary Shares is effectively converted into or exchanged for other securities, cash or property, or (v) the Company, directly or indirectly, in one or more related transactions consummates a stock or share purchase agreement or other business combination (including, without limitation, a reorganization, recapitalization, spin-off or scheme of arrangement) with another Person whereby such other Person acquires more than 50% of the outstanding Ordinary Shares (not including any Ordinary Shares held by the other Person or other Persons making or party to, or associated or affiliated with the other Persons making or party to, such stock or share purchase agreement or other business combination).

“Holder” means any holder of Preferred Shares.

The “Law” or the “Companies Law” shall mean the Companies Law, 5759–1999, as amended and as may be amended.

“Memorandum” shall mean the Memorandum of Association of the Company, as originally registered and as it may from time to time be amended.

“Office Holder” shall mean every director and every other person included in the definition of “office holder” under the Companies Law, including the executive Office Holders of the Company.

“Ordinary Share Equivalents” means any securities of the Company or the Subsidiary which would entitle the holder thereof to acquire at any time Ordinary Shares, including, without limitation, any debt, preferred shares, rights, options, warrants or other instrument that is at any time convertible into or exercisable or exchangeable for, or otherwise entitles the holder thereof to receive, Ordinary Shares.

“Per Preferred Share Purchase Price” shall mean $1.14 with respect to each Series A Preferred Share and $[_____] with respect to each Series A-1 Preferred Share and each Series B Preferred Share.

“Person” means an individual or corporation, partnership, trust, incorporated or unincorporated association, joint venture, limited liability company, joint stock company, government (or an agency or subdivision thereof) or other entity of any kind.

“SEC” means the United States Securities and Exchange Commission.

“Securities” means Ordinary Shares, Preferred Shares, or a security representing the right to acquire Ordinary Shares or Preferred Shares.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Securities Law” shall mean the Israeli Securities Law 5728-1968, as amended and as may be amended from time to time, and any regulations promulgated thereunder.

“Subsidiary” means any subsidiary of the Company, including any direct or indirect subsidiary of the Company formed or acquired after the Effective Date.

“Trading Day” means a day on which the principal Trading Market is open for trading.

“Trading Market” means any of the following markets or exchanges on which the Ordinary Shares are listed or quoted for trading on the date in question: the NYSE American, the Nasdaq Capital Market, the Nasdaq Global Market, the Nasdaq Global Select Market, the New York Stock Exchange, OTCQB or OTCQX (or any successors to any of the foregoing).

“Transfer Agent” means American Stock Transfer & Trust Company, the current transfer agent of the Company, and any successor transfer agent of the Company.

Terms and expressions used in the Articles and not defined herein, shall bear the same meaning as in the Law.

1.2.          Sections 2, 3, 4, 5, 6, 7, 8 and 10 of the Interpretation Law, 5741-1981, shall apply, mutatis mutandis, to the interpretation of the Articles.

1.3.          Save as stated in this paragraph, unless contradictory to or inconsistent with the context or the content, words and expressions defined in the Companies Law, shall bear the same meaning when used in these Articles.

1.4.          The captions in the Articles are for convenience only and shall not be deemed a part hereof or affect the interpretation of any provision hereof.

2.           Name

The Name of the Company shall be [           ], and in Hebrew: [                ]

3.           Purpose and Objective

3.1.          The objective of the Company shall be to undertake any lawful activity, including any objective set forth in the Memorandum (for as long as it is in effect).

3.2.          The purpose of the Company is to operate in accordance with commercial considerations with the intention of generating profits. Such considerations may take into account, amongst others, public interest and the interests of the Company’s creditors and employees. In addition, the Company may contribute reasonable amounts for any suitable purpose even if such contributions do not fall within the business considerations of the Company. The Board may determine the amounts of the contributions, the purpose for which the contribution is to be made, and the recipients of any such contribution.

II.          SHARE CAPITAL

4.           Share Capital. The Company’s authorized share capital is as follows:

4.1.          [      ] ordinary shares, NIS [0.03] par value (the “Ordinary Shares”); and

4.2.          [      ] preferred shares, NIS [0.03] par value (the “Preferred Shares”), of which [        ] Preferred Shares are designated as Series A Preferred Shares, [        ] Preferred Shares are designated as Series A-1 Preferred Shares, and [        ] Preferred Shares are designated as Series B Preferred Shares.

5.           Limited Liability

The liability of the shareholders of the Company for the indebtedness of the Company shall be limited to payment of the unpaid amount which they are required to pay the Company for each share held by them.

6.           Alteration of Share Capital. Unless otherwise expressly specified under these Articles, the Company may, from time to time, by a resolution approved at a General Meeting by such majority as is required to amend these Articles (as set forth in Article 26 below), or, if higher, such majority as shall be required to amend the Memorandum (for as long as it is still in force) (collectively, a “Determining Majority”):

6.1.          Increase its share capital in an amount it considers expedient by the creation of new shares. The power to increase the share capital may be exercised by the Company whether or not all of the shares then authorized have been issued and whether or not all of the shares theretofore issued have been called up for payment. Such resolution shall set forth the amount of the increase, the number of the new shares created thereby, their nominal value and class, and may also provide for the rights, preferences of deferred rights that shall be attached to the newly created shares and the restrictions to which such shares shall be subject;

6.2.          Consolidate all or any of its issued or unissued share capital and divide same;

6.3.          Subdivide all or any of its issued or unissued share capital; provided, however, that the proportion between the amount paid and the amount unpaid on each share which is not fully paid-up shall be retained in the subdivision;

6.4.          Cancel any shares which, as at the date of the adoption of the resolution, have not been issued or agreed to be issued.

III.          SHARES

7.           Rights Attached to Shares

7.1.          The Ordinary Shares shall have equal rights for every purpose and will confer upon the holder thereof:

7.1.1.          equal rights to receive an invitation to, attend all of and vote at all of the general meetings of the Company. Each one of the Ordinary Shares will confer upon its holder a single vote at every general meeting of the Company at which the holder participates and votes, in person, by agent, or by proxy.

7.1.2.          equal rights to receive dividends, if and when distributed, whether in cash or any other manner, and to participate in a distribution of bonus shares, if and when distributed, according to the ratio between the shareholders’ holdings in the Company’s issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation) and the Company’s total issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation).

7.1.3.          equal rights to participate in a distribution of the Company’s assets available for distribution, in the event of liquidation or winding-up of the Company, following the distribution to the holders of the Series B Preferred Shares, if applicable, and pari-passu with the Series A and Series A-1 Preferred Shares (on an as-converted basis).

7.2.          The Series A and Series A-1 Preferred Shares shall have equal rights for every purpose and will confer upon the holder thereon:

7.2.1.          equal rights to receive dividends, if and when distributed to holders of Ordinary Shares, whether in cash or any other manner, and to participate in a distribution of bonus shares, if and when distributed, according to the ratio between the shareholders’ holdings in the Company’s issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation) and the Company’s total issued and outstanding share capital (Ordinary Shares and Preferred Shares on an as-converted basis, without regard to the Beneficial Ownership Limitation).

7.2.2.          equal right to participate in a distribution of the Company’s assets available for distribution, in the event of liquidation or winding-up of the Company, on an as-converted basis, following the distribution to the holders of the Series B Preferred Shares, if applicable, and pari-passu with the Ordinary Shares.

7.2.3.          a right of conversion into Ordinary Shares as provided in Section 7.4.

7.2.4.          equal rights to vote on all matters submitted to a vote of the Ordinary Shares (on an as-converted basis, but only up to the number of votes equal to the number of Ordinary Shares into which the Preferred Shares would be convertible pursuant to the Beneficial Ownership Limitation). The rights attached to any class (other than modifications to the Beneficial Ownership Limitation, which may not be modified) may be modified or abrogated by the affirmative consent of the respective Determining Majority of the shares of such class; provided, however, that the creation of additional shares of a specific class, or the issuance of additional shares of a specific class, shall not be deemed a modification or abrogation of rights attached to shares of such class or of any other class.

7.3.          The Series B Preferred Shares shall have the rights and preferences set forth on Exhibit A hereto in addition to the terms of the Preferred Shares generally provided in these Articles.

7.4.          The Preferred Shares will convert into Ordinary Shares as set forth in this Section 7.4:

7.4.1.          Conversions at Option of Holder. Each Preferred Share shall be convertible, at any time and from time to time at the option of the Holder thereof, into such number of Ordinary Shares (subject to the Beneficial Ownership Limitation) determined by dividing the Per Preferred Share Purchase Price by the Conversion Price then in effect (the “Conversion Rate”). Holders shall effect conversions by providing the Company with the form of conversion notice attached hereto as Annex A (a “Notice of Conversion”). Each Notice of Conversion shall specify the number of Preferred Shares to be converted, the number of Preferred Shares and Ordinary Shares beneficially owned prior to the conversion at issue, and the date on which such conversion is to be effected, which date may not be prior to the date the applicable Holder delivers by facsimile or email such Notice of Conversion to the Company (such date, the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion to the Company is deemed delivered hereunder. No ink-original Notice of Conversion shall be required, nor shall any medallion guarantee (or other type of guarantee or notarization) of any Notice of Conversion form be required.

7.4.2.          Delivery of Conversion Shares Upon Conversion. Not later than two Trading Days after each Conversion Date (the “Share Delivery Date”), the Company shall deliver, or cause to be delivered, to the converting Holder the number of Conversion Shares being acquired upon the conversion of the Preferred Shares which, to the extent possible, will be delivered electronically to an account established with the Transfer Agent on behalf of the Holder, or through the Depository Trust Company or another established clearing Company performing similar functions. In addition to any other rights available to the Holder, if the Company fails for any reason to deliver to a Holder the applicable Conversion Shares by the Share Delivery Date pursuant to Section 7.4.2, and if after such Share Delivery Date such Holder is required by its brokerage firm to purchase (in an open market transaction or otherwise), or the Holder’s brokerage firm otherwise purchases, Ordinary Shares to deliver in satisfaction of a sale by such Holder of the Conversion Shares which such Holder was entitled to receive upon the conversion relating to such Share Delivery Date (a “Buy-In”), then the Company shall (A) pay in cash to such Holder (in addition to any other remedies available to or elected by such Holder) the amount, if any, by which (x) such Holder’s total purchase price (including any brokerage commissions) for the Ordinary Shares so purchased exceeds (y) the product of (1) the aggregate number of Ordinary Shares that such Holder was entitled to receive from the conversion at issue multiplied by (2) the actual sale price at which the sell order giving rise to such purchase obligation was executed (including any brokerage commissions) and (B) at the option of such Holder, either reissue (if surrendered) the shares of Preferred Shares equal to the number of shares of Preferred Shares submitted for conversion (in which case, such conversion shall be deemed rescinded) or deliver to such Holder the number of Ordinary Shares that would have been issued if the Company had timely complied with its delivery requirements under Section 7.4.2. For example, if a Holder purchases Ordinary Shares having a total purchase price of $11,000 to cover a Buy-In with respect to an attempted conversion of shares of Preferred Shares with respect to which the actual sale price of the Conversion Shares (including any brokerage commissions) giving rise to such purchase obligation was a total of $10,000 under clause (A) of the immediately preceding sentence, the Company shall be required to pay such Holder $1,000. The Holder shall provide the Company written notice indicating the amounts payable to such Holder in respect of the Buy-In and, upon request of the Company, evidence of the amount of such loss. Nothing herein shall limit a Holder’s right to pursue any other remedies available to it hereunder, at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief with respect to the Company’s failure to timely deliver Conversion Shares upon conversion of the shares of Preferred Shares as required pursuant to the terms hereof.

7.4.3.          Reservation of Shares Issuable Upon Conversion. The Company covenants that it will at all times reserve and keep available out of its authorized and unissued Ordinary Shares for the sole purpose of issuance upon conversion of the Preferred Shares, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Holders, not less than such aggregate number of Ordinary Shares as shall be issuable (taking into account the adjustments set forth in Section 20) upon the conversion of the then outstanding Preferred Shares. The Company covenants that all Ordinary Shares that shall be so issuable shall, upon issue in accordance with the terms herein, be duly authorized, validly issued, fully paid and nonassessable.

7.4.4.          Fractional Shares. No fractional shares shall be issued upon the conversion of the Preferred Shares. The Company shall round any fractional Ordinary Shares that results from the conversion of Preferred Shares either up or down, to the nearest whole Ordinary Share, as applicable (i.e., fractions of up to 0.5 shall be rounded down and fractions equal to or higher than 0.5 shall be rounded up).

7.4.5.          Transfer Taxes and Expenses. The issuance of Conversion Shares upon conversion of Preferred Shares shall be made without charge to any Holder for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such Conversion Shares, provided that the Company shall not be required to pay any tax that may be payable in respect of any transfer involved in the issuance and delivery of any such Conversion Shares upon conversion in a name other than that of the Holders of such Preferred Shares and the Company shall not be required to issue or deliver such Conversion Shares unless or until the Person or Persons requesting the issuance thereof shall have paid to the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid. The Company shall pay all Transfer Agent fees required for same-day processing of any Notice of Conversion and all fees to the Depository Trust Company (or another established clearing Company performing similar functions) required for same-day electronic delivery of the Conversion Shares.

7.5.          Beneficial Ownership Limitation.

7.5.1.          Beneficial Ownership Limitation. The Company shall not affect any conversion of the Preferred Shares, and a Holder shall not have the right to convert any portion of the Preferred Shares, to the extent that, after giving effect to the conversion set forth on the applicable Notice of Conversion, such Holder (together with such Holder’s Affiliates, and any Persons acting as a group together with such Holder or any of such Holder’s Affiliates (such Persons, “Attribution Parties”)) would beneficially own in excess of the Beneficial Ownership Cap (as defined below). For purposes of the foregoing sentence, the number of Ordinary Shares beneficially owned by such Holder and its Affiliates and Attribution Parties shall include the number of Ordinary Shares issuable upon conversion of the Preferred Shares with respect to which such determination is being made, but shall exclude (i) conversion of the remaining, unconverted Preferred Shares beneficially owned by such Holder or any of its Affiliates or Attribution Parties, (ii) the number of Ordinary Shares which are issuable upon exercise or conversion of the unexercised or unconverted portion of any other securities of the Company subject to a limitation on conversion or exercise analogous to the limitation contained herein beneficially owned by such Holder or any of its Affiliates or Attribution Parties (the restrictions described in this sentence, the “Beneficial Ownership Limitation”). Except as set forth in the preceding sentence, for purposes of the Beneficial Ownership Limitation, beneficial ownership shall be calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. To the extent that the Beneficial Ownership Limitation applies, the determination of whether a Preferred Share is convertible (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and of how many Preferred Shares are convertible shall be in the sole discretion of such Holder, and the submission of a Notice of Conversion shall be deemed to be such Holder’s determination of whether the Preferred Shares may be converted (in relation to other securities owned by such Holder together with any Affiliates and Attribution Parties) and how many Preferred Shares are convertible, in each case subject to the Beneficial Ownership Limitation.

7.5.2.          Compliance with Limitation at Conversion. To ensure compliance with this restriction, each Holder will be deemed to represent to the Company each time it delivers a Notice of Conversion that such Notice of Conversion has not violated the restrictions set forth in this paragraph and the Company shall have no obligation to verify or confirm the accuracy of such determination. In addition, a determination as to any group status as contemplated above shall be made by the Holder and shall be determined in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder. For purposes of this Section 7.5, in determining the number of outstanding Ordinary Shares, a Holder may rely on the number of outstanding Ordinary Shares as stated in the most recent of the following: (i) the Company’s most recent periodic or annual report filed with the SEC, as the case may be, (ii) a more recent public announcement by the Company or (iii) a more recent written notice by the Company setting forth the number of Ordinary Shares outstanding.

7.5.3.          Beneficial Ownership Cap. Upon the written or oral request of a Holder, the Company shall within two Trading Days confirm orally and in writing to such Holder the number of Ordinary Shares then outstanding. The “Beneficial Ownership Cap” shall be 9.99% of the number of Ordinary Shares outstanding immediately after giving effect to the issuance of Ordinary Shares issuable upon conversion of Preferred Shares held by the applicable Holder. A Holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Cap applicable to its Preferred Shares, but not greater than 9.99%. Any such increase or decrease in the Beneficial Ownership Cap will not be effective until the 61st day after such notice is delivered to the Company and shall only apply to such Holder and no other Holder.

7.5.4.          Application to Multiple Classes. For the avoidance of doubt, if a Holder owns multiple classes of Preferred Shares and Ordinary Shares, the Beneficial Ownership Limitation and the Beneficial Ownership Cap will apply across all classes of Preferred Shares, such that, for example, a Holder that owns 9.0% of the Ordinary Shares may vote an aggregate of all classes of Preferred Shares equal to 0.99% of the number of Ordinary Shares that would be outstanding immediately after giving effect to the issuance of the applicable number of Ordinary Shares that would be issuable upon conversion of such Preferred Shares.

8.           Issuance of Shares.

Issuance of shares of the Company shall be under the control of the Board, which shall have the authority to issue the Company’s shares or grant options or other rights to acquire shares, to such persons and on such terms and conditions as the Board may deem fit, or to delegate such authority in accordance with the Law.

9.           Share Certificates

9.1.          Each shareholder shall be entitled, by not later than 60 days from the date of issuance or the date of transfer, to receive from the Company one share certificate in respect of all the shares of any class registered in such shareholder’s name on the Register of Shareholders or, if approved by the Company, several share certificates, each for one or more of such shares.

9.2.          Each share certificate issued by the Company shall be numerated, denote the class of the shares represented thereby and the name of the owner, thereof as registered on the Register of Shareholders, and may also specify the amount paid-up thereon. A share certificate shall be signed on behalf the Company by the person or persons authorized by the Board.

9.3.          A share certificate denoting two or more persons as joint owners of the shares represented thereby shall be delivered to any one of the persons named on the Register of Shareholders in respect of such joint ownership.

9.4.          A share certificate defaced or defective, may be replaced upon being delivered to the Company and being canceled. A share certificate lost or destroyed may be replaced upon furnishing of evidence to the satisfaction of the Board proving such loss or destruction and subject to the submission to the Company of an indemnity letter and/or securities as the Board may deem fit and subject to such conditions as the Company shall stipulate.

A shareholder requesting the replacement of a share certificate shall bear all expenses incurred by the Company in connection with the provisions of this Article.

10.         Owners of Shares

The Company shall be entitled to treat the person registered in the Register of Shareholders as the holder of any share, as the absolute owner thereof (a “Registered Holder”) and shall not, except as ordered by a court of competent jurisdiction, or as required by the Law, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

11.         Calls on Shares

11.1.          The Board may, from time to time, make calls upon shareholders to perform payment of any amount of the consideration of their shares not yet paid, provided same amount is not, by the terms of issuance of same shares, payable at a definite date. Each shareholder shall pay to the Company the amount of every call so made upon him at the time(s) and place(s) designated in such call. Unless otherwise stipulated in the resolution of the Board, each payment with respect to a call shall be deemed to constitute a pro-rata payment on account of all of the shares in respect of which such call was made.

11.2.          A call may contain a demand for payment in installments.

11.3.          A call shall be made in writing and shall be delivered to the shareholder(s) in question not less than fourteen (14) days prior to the date of payment stipulated therein. Prior to the due date stipulated in the call the Board may, by delivering a written notice to the shareholder(s), revoke such call, in whole or in part, postpone the designated date(s) of payment or change the designated place of payment.

11.4.          If, according to the terms of issuance of any share, any amount is due at a definite date, such amount shall be paid on same date, and the holder of the same share shall be deemed, for all intents and purposes, to have duly received a call in respect of such amount.

11.5.          The joint holders of a share shall be bound jointly and severally to pay all calls in respect thereof. A call duly made upon one of the joint holders shall be deemed to have been duly made upon all of the joint holders.

11.6.          Any amount not paid when due shall bear an interest from its due date until its actual payment at a rate equal to the then prevailing rate of interest for unauthorized overdrafts as charged by Bank Hapoalim Ltd, unless otherwise prescribed by the Board.

The provisions of this Article 11.6 shall in no way deprive the Company of, or derogate from any other rights and remedies the Company may have against such shareholder pursuant to the Articles or any pertinent law.

11.7.          The Board may agree to accept prepayment by any shareholder of any amount due with respect to his shares, and may direct the payment of interest for such prepayment at a rate as may be agreed upon between the Board and the shareholder so prepaying.

11.8.          Upon the issuance of shares of the Company, the Board may stipulate similar or different terms with respect to the payment of the consideration thereof by their respective holders.

12.         Forfeiture and Surrender

12.1.          If any shareholder fails to pay when due any amount payable pursuant to a call, or interest thereon as provided for herein, the Company may, by a resolution of the Board, at any time thereafter, so long as said amount or interest remains unpaid, forfeit all or any of the shares in respect of which said call had been made. All expenses incurred by the Company with respect to the collection of any such amount of interest, including, inter-alia, attorney’s fees and costs of legal proceedings, shall be added to, and shall constitute a part of the amount payable to the Company in respect of such call for all purposes (including the accrual of interest thereon).

12.2.          Upon the adoption of a resolution of forfeiture, the Board shall cause the delivery of a notice thereof to the shareholder in question. Such notice shall specify that, in the event of failure to pay the entire amount due within the period stipulated in the notice (which period shall be not less than thirty (30) days), such failure shall cause, ipso facto, the forfeiture of the shares. Prior to the expiration of such period, the Board may extend the period specified in the notice of forfeiture or nullify the resolution of forfeiture, but such nullification shall not estop nor derogate from the power of the Board to adopt a further resolution of forfeiture in respect of the non-payment of said amount.

12.3.          Whenever shares are forfeited as herein provided, all dividends theretofore declared in respect thereof and not actually paid shall be deemed to have been forfeited together with the shares.

12.4.          The Company, by a resolution of the Board, may accept the voluntary surrender by any shareholder of all or any part of his shares.

12.5.          Any share forfeited or surrendered as provided herein shall thereupon constitute the property of the Company, and may be resold. Such shares that have not yet been resold shall be considered dormant shares.

12.6.          Any shareholder whose shares have been forfeited or surrendered shall cease to be a shareholder in respect of the forfeited or surrendered shares, but shall, notwithstanding, be obligated to pay to the Company all amounts at the time of forfeiture or surrender due to the Company with respect thereof, including interest and expenses as aforesaid until actual repayment, whether the maturity date of same amounts is on or prior to the date of forfeiture or surrender or at any time thereafter, and the Board, in its discretion, may enforce payment of such amounts or any part thereof, unless such shares have been resold in which event the provisions of the Law shall apply. In the event of such forfeiture or surrender, the Company, by a resolution of the Board, may accelerate the maturity date(s) of any or all amounts then owed to the Company by same shareholder and not yet due, however, arising whereupon all of such amounts shall forthwith become due and payable.

The Board may, at any time before any share so forfeited or surrendered shall have been reissued or otherwise disposed of to a third party, nullify the forfeiture or the acceptance of the surrender on such conditions as it deems fit, but such nullification shall not estop nor derogate from the power of the Board to re-exercise its powers of forfeiture pursuant to this Article 12.

13.          Lien

13.1.          The Company shall have, at all times, a first and paramount lien upon all the shares registered in the name of each shareholder on the Register of Shareholders, upon all the dividends declared in respect of such shares and upon the proceeds of the sale thereof, as security for such shareholder’s obligations. For the purposes of this Article 13 and of Article 14, the term “Obligation” shall mean any and all present and future indebtedness owed to the Company by a shareholder with respect to such shareholder’s shares, however arising, whether such indebtedness is absolute or contingent, joint or several, matured or unmatured, liquidated or non-liquidated.

13.2.          Shall a shareholder fail to fulfill any or all of his Obligations, the Company may enforce the lien, after same shareholder was provided with a period of 14 days to fulfill the Obligations so breached.

13.3.          A shareholder shall be obliged to reimburse the Company for all expenses thereby incurred with respect to the enforcement of a lien upon same shareholder’s shares, and such obligation shall be secured by the shares which are subject to same lien.

14.          Sale of Shares after Forfeiture or Surrender or in Enforcement of Lien

14.1.          Upon any sale of shares after forfeiture or surrender or in the course of enforcement of a lien, the Company may appoint any person to execute an adequate instrument of transfer or any other instrument required to effect the sale, and shall be entitled to register the purchaser on the Register of Shareholders as the holder of the shares so purchased. The purchaser shall not be obliged to check the regularity of the proceedings of forfeiture, surrender or enforcement of a lien or the use that was made of any consideration thereby paid with respect to the shares.

As of the entry of the purchaser’s name in the Register of Shareholders in respect of such shares, the validity of the sale shall not be rebutted, and the sole remedy of any person aggrieved by the sale shall be in damages, and against the Company solely.

14.2.          The net proceeds of any such sale, after payment of the selling expenses, shall serve for repayment of the Obligations of the respective shareholder, and the balance if any shall be paid to the shareholder, his inheritors, the executors of his will, the administrators of his estate, and to persons on his behalf.

15.          Redeemable Securities

Subject to the Law, the Company may issue redeemable securities and redeem the same.

16.          Effectiveness of Transfer of Shares

A transfer of title to shares of the Company, whether voluntarily or by operation of law, shall not confer upon the transferee any rights towards the Company as a Registered Holder unless and until such time as the transfer has been registered in the Register of Shareholders.

17.          Procedure on Voluntary Transfer of Shares

A person desiring to be registered as a Registered Holder, shall deliver to the Company an instrument of transfer of shares according to which he is the transferee accompanied by a notice to the effect, in a form to be prescribed by the Board, duly executed by such person and the transferor, and subject to the prior fulfillment of the provisions of Article 18 below, the Board shall instruct the registration of same in the Register of Shareholders.

18.          Transfer of Shares

18.1.          The transfer of shares of the Company and any other securities issued by the Company and owned by a Registered Holder (in this Article 18, hereinafter, “Securities”) shall be made in writing in a conventional manner or as established by the Board; it may be effected by the signature of the transferor only, on the condition that an appropriate share transfer deed shall be submitted to the Company.

18.2.          Securities that are not paid up in full or are subject to any lien or pledge may not be transferred unless the transfer is approved by the Board, which may at its sole discretion withhold its approval without having to show grounds.

18.3.          Any transfer of Securities that are not paid up in full shall be subject to the signature of the transferee and the signature of a witness in verification of the authenticity of the signatures on the share transfer deed.

18.4.          The transferor shall be deemed to be the Registered Holder of the transferred Securities until the name of the transferee is entered in the Register of Shareholders.

18.5.          The share transfer deed shall be submitted to the office for registration together with the certificates to be transferred and such other evidence as the Company may require with regard to the transferor’s title or right to transfer the Securities. The share transfer deed shall remain with the Company after its registration.

18.6.          The Company may demand payment of a transfer registration fee at a rate to be determined by the Board from time to time.

18.7.          The Board may close the Register of Shareholders for a period no longer than 30 days every year.

18.8.          Upon the death of a Registered Holder of Securities of the Company, the Company shall recognize the guardians, administrators of the estate, executors of the will, and in the absence of such persons, the inheritors of the deceased person as the only ones entitled to be registered as the Registered Holders of Securities of the Company, subject to proof of their rights in a manner established by the Board.

18.9.          In the event of the deceased shareholder being a Registered Holder of Securities jointly with other persons, the surviving shareholder shall be considered the sole Registered Holder of said Securities, upon the approval of the Company, without exempting the estate of the deceased joint holder from any of the obligations relating to the jointly held Securities.

18.10.          A person acquiring a right to a Security by virtue of his being a guardian or administrator of the estate or inheritor of the deceased shareholder, or receiver, liquidator or trustee in liquidation proceedings regarding a corporate shareholder, or by any operation of law, may be subject to submission of such proof of entitlement as the Board may establish in order to be entered as the Registered Holder of the respective Security or transfer the Security subject to the provisions of the Articles with regard to such transfer.

18.11.          A person acquiring a Security as a result of a transfer by operation of law shall be entitled to dividends and other rights in respect of the Security and also to receive and certify the receipt of dividends and other sums of money in connection with the said Security; however, such person shall not be entitled to receive notices of the convening of General Meetings of the Company or to participate or vote therein or to exercise any right conferred by the Security with the exception of the aforementioned rights, pending the registration of such person in the Register of Shareholders.

19.          Issuance of Shares

The number of shares, and other securities convertible or exercisable into shares, issued by the Company shall not exceed a maximum amount equal to the registered share capital of the Company; for this purpose, securities convertible or exercisable into shares, shall be considered as having been converted or exercised on the date of issuance.

20.          Adjustments and Distributions

20.1.          Share Dividends and Share Splits. If the Company, at any time while any Preferred Share is outstanding: (i) pays a share dividend or otherwise makes a distribution or distributions payable in Ordinary Shares on Ordinary Shares or any other Ordinary Share Equivalents (which, for avoidance of doubt, shall not include any Ordinary Shares issued by the Company upon conversion of, or payment of a dividend on, Preferred Shares), (ii) subdivides outstanding Ordinary Shares into a larger number of shares, (iii) combines (including by way of a reverse share split) outstanding Ordinary Shares into a smaller number of shares, or (iv) issues, in the event of a reclassification of Ordinary Shares, any shares of capital stock of the Company, then the Conversion Price shall be multiplied by a fraction of which the numerator shall be the number of Ordinary Shares outstanding immediately before such event, and of which the denominator shall be the number of Ordinary Shares outstanding immediately after such event. Any adjustment made pursuant to this Section 20.1 shall become effective: (i) immediately after the record date for the determination of shareholders entitled to receive such dividend or distribution or, as applicable, (ii) immediately after the effective date in the case of a subdivision, combination or re‑classification.

20.2.          Pro Rata Distributions. During such time as any Preferred Shares are outstanding, if the Company declares or makes any dividend or other distribution of its assets (or rights to acquire its assets) to holders of Ordinary Shares, by way of return of capital or otherwise (including, without limitation, any distribution of cash, stock or other securities, property or options by way of a dividend, spin off, reclassification, corporate rearrangement, scheme of arrangement or other similar transaction) (a “Distribution”), then, in each such case, the Holder shall be entitled to participate in such Distribution to the same extent that the Holder would have participated therein if the Holder had held the number of Ordinary Shares acquirable upon complete conversion of the Preferred Shares (without regard to any limitations on conversion hereof, including without limitation, the Beneficial Ownership Limitation) immediately before the date on which a record is taken for such Distribution, or, if no such record is taken, the date on which the record holders of Ordinary Shares are to be determined for the participation in such Distribution, provided, however, to the extent that the Holder’s right to participate in any such Distribution would result in the Holder exceeding the Beneficial Ownership Cap, then the Holder shall not be entitled to participate in such Distribution to such extent (or in the beneficial ownership of any Ordinary Shares as a result of such Distribution to such extent) and the portion of such Distribution shall be held in abeyance for the benefit of the Holder until such time, if ever, as its right thereto would not result in the Holder exceeding the Beneficial Ownership Cap.

20.3.          Fundamental Transaction. If, at any time while any Preferred Shares are outstanding, the Company completes a Fundamental Transaction, then, upon any subsequent conversion of the Preferred Shares, the Holder shall have the right to receive, for each Conversion Share that would have been issuable upon such conversion immediately prior to the occurrence of such Fundamental Transaction (without regard to the Beneficial Ownership Limitation), the number of securities of the successor or acquiring company or of the Ordinary Shares of the Company, if it is the surviving company, and any additional consideration (together, the “Alternate Consideration”) receivable as a result of such Fundamental Transaction by a holder of the number of Ordinary Shares for which the Preferred Shares being converted are convertible immediately prior to such Fundamental Transaction (without regard to the Beneficial Ownership Limitation). For purposes of any such conversion, the determination of the Conversion Price shall be appropriately adjusted to apply to such Alternate Consideration based on the amount of Alternate Consideration issuable in respect of one Ordinary Share in such Fundamental Transaction, and the Company shall apportion the Conversion Price among the Alternate Consideration in a reasonable manner reflecting the relative value of any different components of the Alternate Consideration. If holders of Ordinary Shares are given any choice as to the securities, cash or property to be received in a Fundamental Transaction, then the Holder shall be given the right to make the choice as to the Alternate Consideration it receives upon any conversion of Preferred Shares following such Fundamental Transaction at the same time the holders of Ordinary Shares are making their choice. To the extent necessary to effect the foregoing provisions, any successor to the Company or surviving entity in such Fundamental Transaction shall file a Certificate of Designation with the same terms and conditions as the applicable Preferred Share has under these Articles (including any exhibits hereto) and issue to the Holders new preferred stock consistent with the foregoing provisions and evidencing the Holders’ right to convert such preferred stock into Alternate Consideration. The Company shall cause any successor entity in a Fundamental Transaction in which the Company is not the survivor (the “Successor Entity”) to assume in writing all of the obligations of the Company with respect to the applicable class of Preferred Shares under the Articles (including any exhibits hereto) in accordance with the provisions of this Section 20.3 pursuant to written agreements in form and substance reasonably satisfactory to the Holder and approved by the Holder (without unreasonable delay) prior to such Fundamental Transaction and shall, at the option of the holder of Preferred Shares, deliver to the Holder in exchange for Preferred Shares a security of the Successor Entity evidenced by a written instrument substantially similar in form and substance to the applicable class of Preferred Shares which is convertible for a corresponding number of shares of capital stock of such Successor Entity (or its parent entity) equivalent to the Ordinary Shares acquirable and receivable upon conversion of this Preferred Share (without regard to any limitations on the conversion of this Preferred Share) prior to such Fundamental Transaction, and with a conversion price which applies the conversion price hereunder to such shares of capital stock (but taking into account the relative value of the Ordinary Shares pursuant to such Fundamental Transaction and the value of such shares of capital stock, such number of shares of capital stock and such conversion price being for the purpose of protecting the economic value of this Preferred Share immediately prior to the consummation of such Fundamental Transaction), and which is reasonably satisfactory in form and substance to the Holder. Upon the occurrence of any such Fundamental Transaction, the Successor Entity shall succeed to, and be substituted for, and may exercise every right and power of the Company and shall assume all of the obligations of the Company under these Articles (including the exhibits hereto) as if such Successor Entity had been named as the Company herein.

20.4.          Anti-Dilution Adjustment. As to the Series B Preferred Shares only, if and whenever the Company issues or sells Ordinary Shares and/or Ordinary Shares Equivalents (including the issuance or sale of Ordinary Shares or Ordinary Shares Equivalents owned or held by or for the account of the Company or any of its subsidiaries) for a consideration per share that is less than the Series B Preferred Shares Conversion Price then in effect (such lesser price is referred to herein as the “Discounted Per Ordinary Share Purchase Price”), which is not an Exempt Issuance (the foregoing a “Dilutive Issuance”), then immediately after such Dilutive Issuance, the Conversion Price of the Series B Preferred Shares shall be reduced to equal the Discounted Per Ordinary Share Purchase Price, but in no event shall the Conversion Price become lower than the greater of (i) $0.10 or (ii) 20% of the closing price on the Trading Day immediately prior to the Effective Date (each as adjusted for any subsequent stock splits, reverse splits and similar capital adjustments).

20.5.          Calculations. All calculations under this Article 20 shall be made to the nearest cent or the nearest 1/100th of a share, as the case may be. For purposes of this Article 20, the number of Ordinary Shares deemed to be issued and outstanding as of a given date shall be the sum of the number of Ordinary Shares (excluding any treasury shares of the Company) issued and outstanding.

20.6.          Notice of Adjustment to Conversion Price. Whenever the Conversion Price is adjusted pursuant to any provision of this Article 20, the Company shall promptly deliver to each Holder by facsimile or email a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

20.7.          Notice to Allow Conversion by Holder. If (A) the Company shall declare a dividend (or any other distribution in whatever form) on the Ordinary Shares, (B) the Company shall declare a special nonrecurring cash dividend on or a redemption of the Ordinary Shares, (C) the Company shall authorize the granting to all holders of the Ordinary Shares of rights or warrants to subscribe for or purchase any shares of capital stock of any class or of any rights, (D) the approval of any shareholder of the Company shall be required in connection with any reclassification of the Ordinary Shares, any consolidation or merger to which the Company is a party, any sale or transfer of all or substantially all of the assets of the Company (and all of its Subsidiaries, taken as a whole), or any compulsory share exchange whereby the Ordinary Shares are converted into other securities, cash or property, or (E) the Company shall authorize the voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Company, then, in each case, the Company shall cause to be delivered by facsimile or email to each Holder at its last facsimile number or email address as it shall appear upon the Register of Shareholders, at least 20 calendar days prior to the applicable record or effective date hereinafter specified, a notice stating (x) the date on which a record is to be taken for the purpose of such dividend, distribution, redemption, rights or warrants, or if a record is not to be taken, the date as of which the holders of the Ordinary Shares of record to be entitled to such dividend, distributions, redemption, rights or warrants are to be determined or (y) the date on which such reclassification, consolidation, merger, sale, transfer or share exchange is expected to become effective or close, and the date as of which it is expected that holders of the Ordinary Shares of record shall be entitled to exchange their shares of the Ordinary Shares for securities, cash or other property deliverable upon such reclassification, consolidation, merger, sale, transfer or share exchange, provided that the failure to deliver such notice or any defect therein or in the delivery thereof shall not affect the validity of the corporate action required to be specified in such notice. To the extent that any notice provided hereunder constitutes, or contains, material, non-public information regarding the Company or any of the Subsidiaries, the Company shall simultaneously file such notice with the SEC pursuant to a Current Report on Form 8-K or Form 6-K, as applicable. The Holder shall remain entitled to convert the Conversion Amount of the Preferred Shares (or any part hereof) during the 20-day period commencing on the date of such notice through the effective date of the event triggering such notice except as may otherwise be expressly set forth herein.

IV.          GENERAL MEETINGS

21.          Annual Meeting

21.1.          An Annual Meeting shall be held once in every calendar year at such time (within a period of not more than 15 months after the last preceding Annual Meeting) and at such place as may be determined by the Board.

21.2.          The Annual Meeting shall:

21.2.1.          Discuss the audited financial statements of the Company for the last fiscal year;

21.2.2.          Appoint auditors and establish their remuneration, or empower the Board to establish their remuneration;

21.2.3.          Appoint the directors as stipulated in Article 34 below (and subject to its terms), and establish their remuneration;

21.2.4.          Discuss any other business to be transacted at a General Meeting according to the Articles or by operation of law.

22.          Extraordinary Meeting

22.1.          All General Meetings other than Annual Meetings shall be called “Extraordinary Meetings.”

22.2.          The Board may, whenever it deems fit, convene an Extraordinary Meeting, and shall be obligated to do so upon receipt of a requisition in writing in accordance with Section 63 of the Law.

22.3.          Shareholders of the Company shall not be authorized to convene an Extraordinary Meeting except as provided in Section 64 of the Law.

23.          Notice of General Meetings

23.1.          Prior to any General Meeting, a written notice thereof shall be made public as required by Law. Such notice shall specify the place, the day and the hour of the General Meeting, the agenda of the meeting and such other information required under law. The notice will be published not less than 14 days prior to any General Meeting. The Company shall not be required to deliver notice to each shareholder, except as may be specifically required by Law.

23.2.          Any written notice or other document may be served by the Company upon any shareholder either personally or by sending it by prepaid mail addressed to such shareholder at his address as described in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents.

23.3.          Notwithstanding anything to the contrary herein, notice by the Company of a General Meeting which is published in one international wire service shall be deemed to have been duly given on the date of such publication.

24.          Quorum

24.1.          Two or more shareholders present in person or by proxy and holding Ordinary Shares (on an as-converted basis) conferring in the aggregate more than 25% of the total voting power attached to the Ordinary Shares of the Company (on an as-converted basis, subject further to the Beneficial Ownership Limitation), shall constitute a quorum at General Meetings. No business shall be considered or determined at a General Meeting, unless the requisite quorum is present when the General Meeting proceeds to consider and/or determine same business.

24.2.          If within half an hour from the time appointed for the General Meeting a quorum is not present, the General Meeting shall, if convened upon requisition under Section 64 of the Law, be dissolved, but in any other case it shall stand adjourned on the same day, in the next week, at the same time and place. The requisite quorum at an adjourned General Meeting shall be any two or more holders of Ordinary Shares (on an as-converted basis, subject further to the Beneficial Ownership Limitation), present in person or by proxy. At an adjourned General Meeting the only business to be considered shall be those matters which might have been lawfully considered at the General Meeting originally called if a requisite quorum had been present, and the only resolutions to be adopted are such types of resolutions which could have been adopted at the General Meeting originally called.

25.          Chairman

The Chairman, of the Board, or if there is no such chairman, or if he is not present, any other person appointed by the holders of Ordinary Shares (on an as-converted basis, subject further to the Beneficial Ownership Limitation) present, shall preside as Chairman at a General Meeting of the Company. The Chairman of any General Meeting shall have no additional or casting vote.

26.          Adoption of Resolution at General Meetings

26.1.          A resolution, including, but not limited to, a resolution to amend these Articles and to approve a merger of the Company, shall be deemed adopted at a General Meeting if the requisite quorum is present and the resolution is supported by holders of Ordinary Shares (on an as-converted basis) present, in person or by proxy, vested with more than fifty percent (50%) of the total voting power attached to the Ordinary Shares (on an as-converted basis, subject further to the Beneficial Ownership Limitation) whose holders were present, in person or by proxy, at such General Meeting and voted thereon, or such other percentage as is required by these Articles or by the Law.

26.2.          Any proposed resolution put to vote at a General Meeting shall be decided by a poll.

26.3.          Subject to approval by a General Meeting at which the requisite quorum is present, the chairman is obligated at the request of the General Meeting, to adjourn the General Meeting, and the adjourned meeting shall convene at such date and place as is decided by the General Meeting. If the General Meeting is adjourned by more than 21 days, a notice of the adjourned meeting shall be given in the manner set forth in Sections 67 through 69 of the Law. An adjourned meeting may only transact such business as left unfinished at the original meeting.

26.4.          A declaration by the Chairman of the General Meeting that a proposed resolution has been adopted or rejected, shall constitute conclusive evidence of the adoption or rejection, respectively, of same resolution, and no further proof verifying the contents of such declaration or the number or proportion of the votes recorded in favor of or against such resolution shall be required.

27.          Voting Power

27.1.          Subject to the provisions of Article 28.1 below and subject to any other provision hereof pertaining to voting rights attached or not-attached to shares of the Company (including without limitation, the provisions of Section 7.5 and Article 20), whether in general or in respect of a specific matter or matters, every shareholder shall have one vote for each share registered in his name on the Register of Shareholders, regardless of its denomination or class.

27.2.          In case of equality of votes, the resolution shall be deemed to have been rejected.

28.          Attendance and Voting Rights at General Meeting

28.1.          Unless provided otherwise by the terms of issue of the shares, no shareholder shall be entitled to be present or vote at a General Meeting (or be counted as part of the quorum thereat) unless all amounts due as at the date designated for same General Meeting with respect to his shares were paid.

28.2.          A corporate body being a shareholder of the Company and entitled to vote and/or attend at a General Meeting may exercise such rights by authorizing any person, whether in general or for a specific General Meeting, to be present and/or vote on its behalf. Upon the request of the Chairman of the General Meeting, a writing evidence of such authorization and its validity (in a form acceptable to the Chairman) shall be furnished thereto.

28.3.          A shareholder entitled to vote and/or attend at a General Meeting may appoint a proxy, whether is general or for a specific General Meeting, to exercise such rights, in a form approved by the Board.

28.4.          The instrument appointing a proxy shall be delivered to the Company not later than 48 hours before the time designated for the General Meeting at which the person named in the instrument proposes to vote and/or attend.

28.5.          A shareholder entitled to vote and/or attend at a General Meeting and is legally incapacitated, may exercise such rights by his custodian.

28.6.          If two or more persons are registered as joint owners of any share, the right to attend at a General Meeting, if attached to such share, shall be conferred upon all of the joint owners, but the right to vote at a General Meeting and/or the right to be counted as part of the quorum thereat, if attached to such share, shall be conferred exclusively upon the senior amongst the joint owners attending the General Meeting, in person or by proxy; and for this purpose seniority shall be determined by the order in which the names appear on the Register of Shareholders.

28.7.          The voting on the terms of the instrument of proxy shall be legal even in case of prior death or incapacity or bankruptcy of the principal, and in respect of a corporate principal, in case of its winding up or revocation of the instrument of proxy or transfer of the respective share, unless a notice in writing of such death or incapacity or bankruptcy or winding up or revocation of share transfer shall have been received by the Register of Shareholders.

The written notice of revocation of the proxy shall be valid if signed by the principal and received by the Register of Shareholders not later than one hour before the start of voting.

28.8.          No proxy shall be valid after the expiry of 12 months from the date of its issue.

29.          [Reserved]

V.          BOARD OF DIRECTORS

30.          Powers of the Board

30.1.          The Board shall be vested with the exclusive authority to exercise all of the Company’s powers which are not, by Law, the Memorandum (for as long as it is in effect), the Articles or any applicable law, required to be exercised by the General Meeting, the General Manager, or any other organ of the Company as such term is defined in the Law.

30.2.          The Board shall set the policy guidelines for the Company and shall supervise the performance and activities of the General Manager.

31.          Exercise of Powers of the Board

31.1.          The powers conferred upon the Board shall be vested in the Board as a collective body, and not in each one or more of the directors individually, and all such powers may be exercised by the Board by adopting resolutions in accordance with the provisions of the Articles.

31.2.          Except as otherwise required by these Articles, a resolution shall be deemed adopted at a meeting of the Board if supported by a majority of the directors attending such meeting and entitled to vote thereon.

31.3.          The Board may hold meetings using any means of communication, provided that all of the directors participating can simultaneously hear one another.

31.4.          The Board may adopt resolutions without convening a meeting, as provided in the Law.

32.          Committees of Directors

32.1.          The Board may, subject to Section 112 of the Law, delegate any or all of its powers to committees, each consisting of two or more directors, one of which shall be an External Director, and it may, from time to time, revoke or alter the powers so delegated. Without derogating from the generality of the foregoing, subject to the Law, the Board may delegate to a committee its power to approve the terms of compensation of Office Holders. Each committee shall, in the exercise of the powers so delegated, conform to any regulations and conditions prescribed by the Board upon the delegation or at any other time. Each resolution adopted by a committee within the powers delegated to it by the Board shall be deemed to have been held by the Board.

32.2.          The Board will appoint from among its members an audit committee. All External Directors shall be members of the audit committee.

32.3.          The provision of the Articles with respect to the meetings of the Board, their convening and adoption of resolutions thereat shall apply, mutatis mutandis, to the meetings of any such committee, unless otherwise prescribed by the Board.

33.          Number of Directors

Unless otherwise prescribed by a resolution adopted at a General Meeting, the Board shall consist of not less than 4 nor more than 12 directors (including the External Directors appointed as required under the Law).

34.          Appointment and Removal of Directors

34.1.          The directors shall be elected annually at a General Meeting as aforesaid and shall remain in office until the next Annual Meeting at which time they shall retire, unless their office is vacated previously as stipulated in the Articles, provided however that the External Directors shall be appointed, and shall remain in office, as prescribed in the Law.

34.2.          The elected directors shall assume office on the day of their election.

34.3.          A retiring director may be reelected. Pending the convening of an Annual Meeting at which the directors are to retire from office, all directors shall remain in office until the convening of the Annual Meeting of the Company except in case of prior vacation of a director’s office according to the Articles.

34.4.          If no directors are elected at the Annual Meeting, all the retiring directors shall remain in office pending their replacement by a General Meeting of the Company.

34.5.          Except with regard to a director whose tenure of office expires upon the convening of a General Meeting or a person recommended by the Board to serve as director, no motions for appointment of a candidate as a director shall be made unless a notice in writing signed by a shareholder of the Company (other than the candidate himself) who is entitled to participate in and vote at the meeting, stating the intent of the said shareholder to propose a candidate for election to the office of director, together with a document in writing by the candidate expressing his consent to be so elected, shall have been received at the office of the Company within a period of not less than 48 hours and not more than 42 days before the appointed date of the General Meeting.

34.6.          The General Meeting may, by way of a resolution, remove a director from office before the expiry of his tenure, and appoint another person to serve as director of the Company in his place, and also appoint a number of directors in the event of the number of directors having decreased below the minimum established by the General Meeting.

34.7.          The provisions of this Article 34 shall not apply to External Directors, whose appointment and removal shall be pursuant to the relevant provisions of the Law.

35.          Qualification of Directors

No person shall be disqualified to serve as a director by reason of his not holding shares in the Company or by reason of his having served as director in the past.

The provisions of this Article 35 shall not apply to External Directors, whose qualifications are as set forth in the relevant provisions of the Law.

36.          Vacation of Director’s Office

The office of a director shall be vacated:

36.1.          Upon his death;

36.2.          On the date at which he is declared a bankrupt;

36.3.          On the date he is declared legally incapacitated;

36.4.          On the date stipulated therefor in the resolution of his election or the notice of his appointment, as the case may be;

36.5.          On the date stipulated therefor in the resolution or notice of his removal or on the date of the delivery of such notice to the Company, whichever is later;

36.6.          On the date stipulated therefor in a written notice of resignation thereby delivered to the Company or upon its delivery to the Company, whichever is later.

36.7.          If he is convicted in a final judgment of an offence of a nature which disqualifies a person from serving as a director, as set forth in the Law.

36.8.          If a court of competent jurisdiction decides to terminate his office, in accordance with the provisions of the Law, in a decision or judgment for which no stay of enforcement is granted.

37.          Remuneration of Directors

The directors shall be entitled to remuneration by the Company for their services as directors. The remuneration may be established as a global sum or as a fee for participation in meetings. In addition to such remuneration, every director shall be entitled to a refund of reasonable expenses for travel, per diem money, and other expenses related to the discharge of his duties as a director.

The provisions of this Article 37 shall not apply to External Directors, whose remuneration shall be in accordance with the relevant provisions of the Law.

38.          Conflict of Interests

The approval of any transaction that involves a conflict of interest with an Office Holder shall be approved in accordance with the Law and these Articles.

39.          Alternate Director

39.1.          Subject to the approval of the Board, a director may, by delivering a written notice to the Company, appoint an alternate for himself (hereinafter referred to as “Alternate Director”), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason whatsoever. The appointment of the Alternate Director shall be for an indefinite period and for all purposes, unless restricted to a specific period, to a specific meeting or act of the Board, to a specific matter or in any other manner, and same restriction was specified in the appointment instrument or in a written note delivered to the Company.

39.2.          Any notice delivered to the Company pursuant to Article 39.1 shall become effective on the date specified therefor therein or upon delivery thereof to the Company or upon approval of the Board, whichever is later.

39.3.          An Alternate Director shall be vested with all rights and shall bear all obligations of the director who appointed him, provided, however, that he shall not be entitled to appoint an alternate for himself (unless the instrument appointed him expressly provides otherwise), and provided further that the Alternate Director shall have no standing at any meeting of the Board or any committee thereof whereat the director who appointed him is present.

39.4.          The following may not be appointed nor serve as an Alternate Director: (i) a person not qualified to be appointed as a director, (ii) an actual director, or (iii) another Alternate Director.

39.5.          The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 36, and such office shall further be ipso facto vacated if the director who appointed such Alternate Director ceases to be a director.

40.          Meeting of the Board

40.1.          Subject to Articles 41 and 42 below, the Board may meet, adjourn its meeting and otherwise determine and regulate such meetings and their proceedings as it deems fit.

40.2.          In the event of a vacancy in the number of directors, the remaining directors may continue to discharge their functions until the number of remaining directors decreases below the minimum established in the Articles. In the latter case the remaining directors may only act to convene a General Meeting of the Company.

40.3.          The Board, by unanimous approval of all directors then in office, may at any time appoint any person to serve as director as replacement for a vacated office or in order to increase the number of directors, subject to the condition that the number of directors shall not exceed the maximum established in these Articles. Any so appointed director shall remain in office until the next Annual Meeting, at which he may be reelected.

41.          Convening Meetings of the Board

41.1.          The Chairman of the Board may, at any time, convene a meeting of the Board, and shall be obliged to do so (i) at least once every three months, (ii) upon receipt of a written demand from any one director, or (iii) in accordance with Section 122(4) or 169 of the Law. In the event there is no such Chairman or a meeting of the Board was not convened to a date which is no later than 10 days following delivery of such written demand or receipt of the relevant notice or report, any of the abovementioned directors may convene a meeting of the Board.

Convening a meeting of the Board shall be made by delivering a notice thereof to all of the directors within a reasonable length of time prior to the date thereof. Such notice shall specify the exact time and place of the meeting so called and a reasonably detailed description of the all of the issues on the agenda for such meeting. In urgent situations, a meeting of the Board can be convened without any prior notice with the consent of a majority of the directors.

41.2.          A resolution adopted at a meeting of the Board, which had not convened in accordance with the necessary requirements set forth in the Law or these Articles may be invalidated in accordance with the applicable provisions of the Law.

41.3.          A director may waive his right to receive prior notice of any meeting, in general or in respect of a specific meeting, and shall be deemed to have waived such right with respect to any meeting at which he was present.

42.          Quorum

A majority of the number of directors then in office and entitled to participate in the discussion shall constitute a quorum at meetings of the Board, except if and as otherwise required in accordance with the Law. No business shall be considered or determined at any meeting of the Board unless the requisite quorum is present when the meeting proceeds to consider or determine same business.

43.          Chairman of the Board

43.1.          The Board may from time to time elect one of its members to be the Chairman of the Board, remove such Chairman from office and appoint another in his place. However, the General Manager shall not serve as the Chairman of the Board, nor shall the Chairman of the Board be vested with the powers designated to the General Manager, except in accordance with Section 121(3) of the Law. The Chairman of the Board shall preside at every meeting of the Board, but if there is no such Chairman, or if he is not present or he is unwilling to take the chair at any meeting, the directors present shall elect one of their members to be chairman of such meeting.

43.2.          The Chairman of the Board shall have no casting vote.

VI.          GENERAL MANAGER

44.          General Manager

The Board shall appoint one or more persons, whether or not directors, as General Manager(s) of the Company, either for a definite period or without any limitation of time, and may confer powers, authorities and rights and/or impose duties and obligations upon such person or persons and determine his or their salaries as the Board may deem fit and subject to the provisions of the Law. Subject to the Law, the Board may delegate to the General Manager its power to approve the terms of compensation of other Office Holders (subject to the Law and/or any other applicable law).

VII.          MINUTES OF THE BOARD

45.          Minutes

45.1.          The proceedings of each meeting of the Board and meeting of committee of the Board shall be recorded in the minutes of the Company. Such minutes shall set forth the names of the persons present at every such meeting and all resolutions adopted thereat and shall be signed by the chairman of the meeting.

45.2.          All minutes approved and signed by the chairman of the meeting or the Chairman of the Board, shall constitute prima facie evidence of its contents.

VIII.          INTERNAL AUDITOR

46.          Internal Auditor

46.1.          The Board shall appoint an internal auditor in accordance with the provisions of the Law.

46.2.          The internal auditor shall submit to the audit committee a proposal for an annual or periodic work program for its approval. The audit committee shall approve such proposal subject to the modifications which it considers necessary.

46.3.          The General Manager shall be in charge of and supervise the internal auditor’s performance of its obligations.

IX.          DIVIDENDS AND PROFITS

47.          Declaration of Dividends

47.1.          A resolution of the Company regarding the distribution of a dividend and/or the distribution of share dividends will be adopted by the Board.

47.2.          The shareholders entitled to a dividend are the shareholders on the date of the resolution regarding the dividend or on a later date if another date is determined in the resolution regarding the distribution of the dividend.

47.3.          For the purpose of performance of any resolution according to the provisions of this section, the Company’s board of directors may resolve, as it deems fit, any difficulty that arises with respect to the distribution of the dividend and/or the stock dividends, and in this context determine the value, for the purpose of the said distribution, of certain assets and decide that payments in cash shall be made to members based on the value so determined, determine provisions in respect of share fractions or in respect of non-payment of amounts smaller than NIS 200. Notice of the declaration of dividends shall be published as required by applicable law.

48.          Rights to Participate in the Distribution of Dividends

48.1.          Subject to special rights with respect to the Company’s profits to be conferred upon any person pursuant to these Articles and the Law, all the profits of the Company may be distributed among the shareholders entitled to participate in the distribution of dividends.

48.2.          Notwithstanding the foregoing, a holder of shares shall not be attributed with the right to participate in the distribution of dividends the record date for which preceded the date of issuance of such shares.

49.          Interest on Dividends

The Company shall not be obligated to pay, and shall not pay interest on declared dividends.

50.          Payment of Dividends

Subject to Article 51, a declared dividend may be paid by wire transfer or a check made to the order of the person entitled to receive such dividend (and if there are two or more persons entitled to the dividend in respect of the same share - to the order of any one of such persons) or to the order of such person as the person entitled thereto may direct in writing. Same check shall be sent to the address of the person entitled to the dividend, as notified to the Company.

51.          Payment in Specie

Upon the recommendation of the Board, dividends may be paid, wholly or partly, by the distribution of specific assets of the Company and/or by the distribution of shares and/or debentures of the Company and/or of any other company, or in any combination of such manners.

52.          Setting-Off Dividends

The Company’s obligation to pay dividends or any other amount in respect of shares, may be set-off by the Company against any indebtedness, however arising, liquidated or non-liquidated, of the person entitled to receive the dividend.

The provisions contained in this Article shall not prejudice any other right or remedy vested with the Company pursuant to the Articles or any applicable law.

53.          Unclaimed Dividends

53.1.          Dividends unclaimed by the person entitled thereto within thirty (30) days after the date stipulated for their payment, may be invested or otherwise used by the company, as it deems fit, until claimed; but the Company shall not be deemed a trustee in respect thereof.

53.2.          Dividends unclaimed within the period of seven (7) years from the date stipulated for their payment, shall be forfeited and shall revert to the Company, unless otherwise directed by the Board.

54.          Reserves and Funds

54.1.          The Board may, before recommending the distribution of dividends, determine to set aside out of the profits of the Company or out of an assets revaluation fund and carry to reserve or reserves such sums as it deems fit, and direct the designation, application and use of such sums. The Board may further determine that any such sums which it deems prudent not to distribute as dividends will not be set aside for reserve, but shall remain as such at the disposal of the Company.

54.2.          The Board may, from time to time, direct the revaluation of the assets of the Company, in whole or in part, and the creation of an assets revaluation fund out of the revaluation surplus, if any.

55.          Capitalization of Profits

55.1.          The Board may capitalize all or any part of the sums or assets allocated to the credit of any reserve fund or to the credit of the profit and loss account or being otherwise distributable as dividends (including sums or assets received as premiums on the issuance of shares or debentures), and direct accordingly that such sums or assets be released for distribution amongst the shareholders who would have been entitled thereto if distributed by way of dividends and in the same proportion; provided that same sums or assets be not paid in cash or in specie but be applied for the payment in full or in part of the unpaid consideration of the issued shares held by such shareholders and/or for the payment in full of the consideration (as shall be stipulated in said resolution) for shares or debentures of the Company to be issued to such shareholders subsequent to the date of said resolution, credited as fully paid up.

55.2.          In the event a resolution as aforesaid shall have been adopted, the Board shall make all adjustments and applications of the moneys or assets resolved to be capitalized thereby, and shall do all acts and things required to give effect thereto. The Board may authorize any person to enter into agreement with the Company on behalf of all shareholders entitled to participate in such distribution, providing for the issuance to such shareholders of any shares or debentures, credited as fully paid, to which they may be entitled upon such capitalization or for the payment on behalf of such shareholders, by the application thereto of the proportionate part of the money or assets resolved to be capitalized, of the amounts or any part thereof remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding upon all such shareholders.

X.          ACCOUNTING BOOKS

56.          Accounting Books

56.1.          The Board shall cause the Company to hold proper accounting books and to prepare an annual balance sheet, a statement of Profit and Loss, and such other financial statements as the Company may be required to prepare under law.

The accounting books of the Company shall be held at the office or at a place deemed fit by the Board, and they shall be open to inspection by the directors.

   56.2.          The Board may determine at its sole discretion the terms on which any of the accounts and books of the Company shall be open to inspection by shareholders, and no shareholder (other than a director) shall be entitled to inspect any account or ledger or document of the Company unless such right is granted by law or by the Board.

56.3.          At least once a year, the Board shall submit to the Annual Meeting financial statements for the period from the previous statement as required by Law. The balance sheet shall be accompanied by an auditors’ report, if available.

56.4.          The Company shall not be required to send copies of its financial statements to shareholders.

XI.          BRANCH REGISTERS

57.          Authority to keep Branch Registers

The Company may keep branch registers in any reciprocal state.

58.          Provisions in respect of keeping Branch Registers

Subject to the provisions contained in the Law, the Board shall be authorized to make such rules and procedures in connection with the keeping of branch registers as it may, from time to time, deem fit.

XII.          SIGNATURES

59.          The Company’s Signature

59.1.          A document shall be deemed signed by the Company upon the fulfillment of the following:

   59.1.1.          It bears the name of the Company in print;

   59.1.2.          It bears the signature of one or more persons authorized therefor by the Board; and

   59.1.3.          The act of the person authorized by the Board as aforesaid was within its authority and without deviation therefrom.

59.2.          The signatory rights on behalf of the Company shall be determined by the  Board.

59.3.          An authorization by the Board as provided in Article 59.2 may be for a specific matter, for a specific document or for a certain sort of document or for all the Company’s documents or for a definite period of time or for an unlimited period of time, provided that any such authority may be terminated by Board, at will.

59.4.          The provisions of this Article shall apply both to the Company’s documents executed in Israel and the Company’s documents executed abroad.

XIII.          NOTICES

60.          Notices in Writing

60.1.          Notices pursuant to the Law, the Memorandum and the Articles shall be made in the manner prescribed by the Board from time to time.

60.2.          Unless otherwise prescribed by the Board, all notices shall be made in writing and shall be sent by the methods set forth in Article 61 below and subject to applicable law.

61.          Delivery of Notices

Unless otherwise prescribed under Exhibit A with respect to its provisions thereto and without derogating from the terms of Article 23, a notice or any other document shall be served by the Company to any shareholder or director in writing and shall be conclusively deemed to have been duly given: (i) in the case of hand delivery to such recipient's address as provided to the Company by such recipient, on the next Business Day after delivery; (ii) in the case of delivery by an internationally recognized overnight courier to such recipient's as provided to the Company by such recipient, on the next Business Day after delivery; (iii) in the case of a notice sent by facsimile transmission made in accordance with the contact details provided by such recipient, on the next Business Day after delivery, if facsimile transmission is electronically confirmed; (iv) in the case of a notice sent by email to the email address of such recipient, as provided by such recipient to the Company, on the next Business Day after the earlier of (1) the date of written acknowledgment of receipt of such e-mail by the recipient or (2) the date of written acknowledgment of delivery of such e-mail by automatic means of the sender; and (v) in the case of delivery by prepaid registered mail (airmail if posted outside of Israel) to such recipient's address as provided to the Company by such recipient, seven 7 Business Days after the day on which such mail was sent at the post office.

XIV.          INDEMNITY AND INSURANCE

62.          Indemnity of Office Holders

62.1.          The Company may indemnify an Office Holder to the fullest extent permitted by law. Without derogating from the aforesaid, the Company may, from time to time and subject to any provision of law, indemnify an Office Holder in respect of a liability or expense set out below which is imposed on him or incurred by him as a result of an action taken in his capacity as an Office Holder of the Company:

    62.1.1.          monetary liability imposed on him in favor of a third party by a judgment, including a settlement or a decision of an arbitrator which is given the force of a judgment by court order;

    62.1.2.          reasonable litigation expenses, including legal fees, incurred by the Office Holder as a result of an investigation or proceeding instituted against such Office Holder by a competent authority, which investigation or proceeding has ended without the filing of an indictment or in the imposition of financial liability in lieu of a criminal proceeding, or has ended in the imposition of a financial obligation in lieu of a criminal proceeding for an offence that does not require proof of criminal intent (the phrases “proceeding that has ended without the filing of an indictment” and “financial obligation in lieu of a criminal proceeding” shall have the meanings ascribed to such phrases in Section 260(a)(1a) of the Companies Law) or in connection with an administrative enforcement proceeding or a financial sanction. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law or in connection with Article D of Chapter Four of Part Nine of the Companies Law, including reasonable legal expenses, which term includes attorney fees;

    62.1.3.          reasonable litigation expenses, including legal fees, which the Office Holder has incurred or is obliged to pay by the court in proceedings commenced against him by the Company or in its name or by any other person, or pursuant to criminal charges of which he is acquitted or criminal charges pursuant to which he is convicted of an offence which does not require proof of criminal intent; and

    62.1.4.          Expenses, including reasonable legal fees, including attorney fees, incurred by the Office Holder with respect to a proceeding in accordance with the Restrictive Trade Practices Law, 1988 (as amended, the “Restrictive Trade Practices Law”).

62.2.          The Company may, from time to time and subject to any provision of the law:

    62.2.1.          Undertake in advance to indemnify an Office Holder of the Company for any of the following:

(i)          any liability as set out in Article 62.1.1 above, provided that the undertaking to indemnify is limited to the classes of events which in the opinion of the Board can be anticipated in light of the Company’s activities at the time of giving the indemnification undertaking, and for an amount and/or criteria which the Board has determined are reasonable in the circumstances and, the events and the amounts or criteria that the Board deem reasonable in the circumstances at the time of giving of the undertaking are stated in the undertaking;

(ii)          any liability stated in Article 62.1.2 through 62.1.4 (inclusive) above;

(iii)          any matter permitted by applicable law.

    62.2.2.          indemnify an Office Holder after the occurrence of the event which is the subject of the indemnity.

63.          Insurance of Office Holders

The Company may enter into an agreement for the insurance of the liability of an Office Holder, in whole or in part, with respect to any liability which may imposed upon such Office Holder as a result of an act performed by same Office Holder in his capacity as an Office Holder of the Company, for any of the following:

63.1.          A breach of a cautionary duty toward the Company or toward another person;

63.2.          A breach of a fiduciary duty toward the Company, provided the Office Holder acted in good faith and has had reasonable ground to assume that the act would not be detrimental to the Company;

63.3.          A monetary liability imposed upon an Office Holder toward another;

63.4.          Reasonable litigation expenses, including attorney fees, incurred by the Office Holder as a result of an administrative enforcement proceeding instituted against him. Without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52[54](a)(1)(a) of the Securities Law and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law or in connection with Article D of Chapter Four of Part Nine of the Companies Law, including reasonable legal expenses, which term includes attorney fees;

63.5.          Expenses, including reasonable litigation expenses, including attorney fees, incurred by the Office Holder with respect to a proceeding in accordance with the Restrictive Trade Practices Law;

63.6.          Any other matter in respect of which it is permitted or will be permitted under applicable law to insure the liability of an Office Holder in the Company.

64.          Exemption

Subject to the provisions of the Companies Law, including the receipt of all approvals as required therein or under any applicable law, the Board may resolve in advance to exempt an Office Holder from all or part of such Office Holder’s responsibility or liability for damages caused to the Company due to any breach of such Office Holder’s duty of care towards the Company.

XV.          WINDING UP

65.          Distribution of Assets

If the Company be wound up, then, subject to provisions of any applicable law and to any special or restricted rights attached to a share, the assets of the Company in excess of its liabilities shall be distributed among the shareholders.

***

EXHIBIT A

TO THE SECOND AMENDED AND RESTATED ARTICLES OF ASSOCIATION

OF
[                      ]

DESIGNATIONS OF THE TERMS OF THE SERIES B PREFERRED SHARES

Section 1.          Definitions. For the purposes hereof, the following terms shall have the following meanings:

“Change of Control Transaction” means the occurrence after the date hereof of any of (a) an acquisition after the date hereof by an individual or legal entity or “group” (as described in Rule 13d‑5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of the Company, by contract or otherwise) of in excess of 33% of the voting securities of the Company (other than by means of conversion or exercise of Preferred Shares), (b) the Company merges into or consolidates with any other Person, or any Person merges into or consolidates with the Company and, after giving effect to such transaction, the shareholders of the Company immediately prior to such transaction own less than 66% of the aggregate voting power of the Company or the successor entity of such transaction, (c) the Company sells or transfers all or substantially all of its (and all of its Subsidiaries, taken as a whole) assets to another Person and the shareholders of the Company immediately prior to such transaction own less than 66% of the aggregate voting power of the acquiring entity immediately after the transaction, (d) a replacement at one time or within a one year period of more than one‑half of the members of the Board of Directors which is not approved by a majority of those individuals who are members of the Board of Directors on the Effective Date (or by those individuals who are serving as members of the Board of Directors on any date whose nomination to the Board of Directors was approved by a majority of the members of the Board of Directors who are members on the Effective Date), or (e) the execution by the Company of an agreement to which the Company is a party or by which it is bound, providing for any of the events set forth in clauses (a) through (d) above.

“GAAP” means United States generally accepted accounting principles.

“Holder”, for purposes of this Exhibit A, shall mean holders of Series B Preferred Shares.

“Junior Securities” means the Ordinary Shares, Series A Preferred Shares, Series A-1 Preferred Shares, and all Ordinary Share Equivalents of the Company other than those securities which are explicitly senior or pari passu to the Series B Preferred Shares in dividend rights or liquidation preference.

“Liens” means a lien, charge, security interest, encumbrance, right of first refusal, preemptive right or other restriction.

“Liquidation” shall have the meaning set forth in Section 5.

“Rule 144” means Rule 144 promulgated by the SEC pursuant to the Securities Act, as such Rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC having substantially the same effect as such Rule.

Section 2.          Designation, Amount and Par Value. The number of shares of the Company designated as Series B Preferred Shares shall be the number set forth in Article 4 of the Articles.

Section 3.          Dividends.

a)          Dividends in Cash or in Kind. From the Effective Date until the second anniversary of the Effective Date, Holders of Series B Preferred Shares shall be entitled to receive, and the Company shall pay, cumulative dividends at the rate per share (as a percentage of the Per Preferred Share Purchase Price) of 8% per annum, payable quarterly on January 1, April 1, July 1 and October 1, beginning on the Effective Date and on each Conversion Date (with respect only to Series B Preferred Shares being converted) (each such date, a “Dividend Payment Date”) (if any Dividend Payment Date is not a Trading Day, the applicable payment shall be due on the next succeeding Trading Day) in cash, or at the Company’s option, in duly authorized, validly issued, fully paid and non-assessable Series A-1 Preferred Shares as set forth in this Section 3(a), or a combination thereof. Any payment of dividends in cash or kind will be made subject to applicable tax withholding requirements as reasonably determined by the Company in consultant with its tax advisors.

b)          Dividend Calculations. Dividends on the Preferred Shares shall be calculated on the basis of a 360-day year, consisting of twelve 30 day periods, and shall accrue daily commencing on the date a Series B Preferred Share is issued, and shall be deemed to accrue from such date whether or not earned or declared and whether or not there are profits, surplus or other funds of the Company legally available for the payment of dividends. The value of a Holder’s accrued dividend for a given period will be the dollar amount determined by multiplying the following numbers (i) the number of Series B Preferred Shares held by the Holder, (ii) the Per Preferred Share Purchase Price of the Series B Preferred Shares, (iii) the Dividend Rate, and (iv) 0.25 for any fiscal quarter (or the number of days in the period divided by 360 for any other period) (collectively, the “Dividend Value”), in each case as of the applicable Dividend Payment Date. The payment of the Dividend Value in Series A-1 Preferred Shares shall be made in a number of shares equal to the Dividend Value divided by the Per Preferred Share Purchase Price of the Series A-1 Preferred Shares as of the Dividend Payment Date. Dividends shall cease to accrue with respect to any Series B Preferred Share converted, provided that, the Company actually delivers the Conversion Shares within two Trading Days after the Dividend Payment Date. Except as otherwise provided herein, if at any time the Company pays dividends partially in cash and partially in Series A-1 Preferred Shares, then such payment shall be distributed ratably among the Holders based upon the number of Series B Preferred Shares held by each Holder on such Dividend Payment Date.

c)          Late Fees. Any dividends, whether paid in cash or Series A-1 Preferred Shares, that are not paid within five Trading Days following a Dividend Payment Date shall continue to accrue and shall entail a late fee, which must be paid in cash to the extent that the Company is able to pay cash dividends under applicable Law (or in additional Series A-1 Preferred Shares if it is not), at the rate of 12% per annum or the lesser rate permitted by applicable law which shall accrue daily from the Dividend Payment Date through and including the date of actual payment in full.

d)          Other Securities. So long as any Series B Preferred Share shall remain outstanding, neither the Company nor any Subsidiary thereof shall redeem, purchase or otherwise acquire directly or indirectly any Junior Securities.  So long as any Series B Preferred Shares shall remain outstanding and any dividends due on the Series B Preferred Shares remain unpaid, neither the Company nor any Subsidiary thereof shall directly or indirectly pay or declare any dividend or make any distribution upon (other than a dividend or distribution described in Section 3 or dividends due and paid in the ordinary course on preferred stock of the Company at such times when the Company is in compliance with its payment and other obligations hereunder), nor shall any distribution be made in respect of, any Junior Securities, nor shall any monies be set aside for or applied to the purchase or redemption (through a sinking fund or otherwise) of any Junior Securities or shares pari passu with the Series B Preferred Shares.

Section 4.          Voting Rights. Except as otherwise provided herein (including without limitation the provisions of Section 8) or as otherwise required by law, the Series B Preferred Shares shall have no voting rights.

Section 5.          Liquidation. Upon any liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary (a “Liquidation”), the Holders shall be entitled to receive out of the assets, whether capital or surplus, of the Company an amount equal to the Per Preferred Share Purchase Price, plus any accrued and unpaid dividends thereon and any other fees or liquidated damages then due and owing thereon under this Certificate of Designation, for each Series B Preferred Share held by them upon Liquidation, before any distribution or payment shall be made to the holders of any Junior Securities, and if the assets of the Company shall be insufficient to pay in full such amounts, then the entire assets to be distributed to the Holders shall be ratably distributed among the Holders in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full. Neither a Fundamental Transaction nor a Change of Control Transaction shall be deemed a Liquidation. The Company shall mail written notice of any such Liquidation, not less than 45 days prior to the payment date stated therein, to each Holder. For the avoidance of doubt, the Series B Preferred Shares will not participate in distributions to the Junior Securities in a Liquidation following payment of the Per Preferred Share Purchase Price described herein.

Section 6.          Conversion. The Series B Preferred Shares will convert as set forth in Section 7.5 of the Articles.

Section 7.          Certain Adjustments. The rate at which Series B Preferred Shares convert into Ordinary Shares shall be adjusted from time to time as set forth in Article 20 of the Articles.

Section 8.          Negative Covenants. As long as 1,545,895 Series B Preferred Shares are outstanding, unless the holders of at least 50.1% of the Series B Preferred Shares shall have otherwise given prior written consent, the Company shall not, and shall not permit any of the Subsidiaries to, directly or indirectly:

a)          amend its charter documents, including, without limitation, the Memorandum, and the Articles, in any manner that materially and adversely affects any rights of the Holder;

b)          repay, repurchase or offer to repay, repurchase or otherwise acquire more than a de minimis number of shares of its Ordinary Shares, Ordinary Share Equivalents, or Junior Securities, other than repurchases of Ordinary Shares or Ordinary Shares Equivalents of departing officers and directors of the Company, provided that such repurchases shall not exceed an aggregate of $100,000 for all officers and directors for so long as the Series B Preferred Shares are outstanding;

c)          pay cash dividends or distributions on Junior Securities of the Company, unless the Company has paid all dividends on the Series B Preferred Shares and the Series B Preferred Shares will participate ratably (on an as-converted to Ordinary Shares basis) in the dividend paid on the Ordinary Shares);

d)          enter into any transaction with any Affiliate of the Company which would be required to be disclosed in any public filing with the SEC, unless such transaction is made on an arm’s-length basis and approved by a majority of the disinterested directors of the Company (even if less than a quorum otherwise required for board approval); or

e)          enter into any agreement with respect to any of the foregoing.

ANNEX A

NOTICE OF CONVERSION

(TO BE EXECUTED BY THE REGISTERED HOLDER IN ORDER TO CONVERT PREFERRED SHARES)

The undersigned hereby elects to convert the number and class of Preferred Shares indicated below into ordinary shares, no par value (the “Ordinary Shares”), of [          ], a company incorporated under the laws of the State of Israel (the “Company”), according to the conditions hereof, as of the date written below. If Ordinary Shares are to be issued in the name of a Person other than the undersigned, the undersigned will pay all transfer taxes and expenses payable with respect thereto and is delivering herewith such certificates and opinions as may be required by the Company or under applicable law.

Conversion calculations:
Date to Effect Conversion: ____________________________________________
Number and class of Preferred Shares owned prior to Conversion: _______________
Number of and class of Preferred Shares to be Converted: _______________________
Applicable Conversion Rate:__________________________________________
Number of Ordinary Shares to be Issued: __________________________
Number and class of Preferred Shares subsequent to Conversion: _______________
Address for Delivery: _____________________
or

DWAC Instructions:
Broker no: _________
Account no: ___________

[HOLDER]

By:___________________________________
   Name:
   Title: